SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2013 annual report of Sinopec Shanghai Petrochemical Company Limited	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 30, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Contents

8	Company Profile
9	Financial Highlights
13	Principal Products
15	Change in Share Capital and Shareholders
24	Directors, Supervisors, Senior Management and Employees
37	Corporate Governance
42	Internal Control
46	Corporate Governance Report
64	Report of the Directors
99	Major Events

107	Report of the International Auditor
109	(A) Financial Statements prepared under International Financial Reporting Standards
109	Consolidated Income Statement
110	Consolidated Statement of Comprehensive Income
111	Consolidated Balance Sheet
113	Balance Sheet
115	Consolidated Statement of Changes in Equity
117	Consolidated Cash Flow Statement
118	Notes to the Consolidated Financial Statements

194	Report of the PRC Auditor
196	(B) Financial Statements prepared under China Accounting Standards for Business Enterprises
196	Consolidated Balance Sheet
198	Balance Sheet
200	Consolidated Income Statement
201	Income Statement
202	Consolidated Cash Flow Statement
204	Cash Flow Statement
206	Consolidated Statement of Changes in Shareholders’ Equity
207	Statement of Changes in Shareholders’ Equity
208	Notes to the Financial Statements

310	(C) Supplementary Information to the Financial Statements

312	Written Confirmation Issued by Directors, Supervisors and Senior Management
313	Corporate Information
315	Documents for Inspection

IMPORTANT MESSAGE:

(1)	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2013 annual report of the Company, and severally and jointly accept responsibility.

(2)	If any director fails to attend the Board meeting for considering and approving the 2013 annual report of the Company, his name shall be set out separately:

Name of Director not Attending	Position	Reasons for the Absence	Name of Proxy

Gao Jinping	Director	Business engagement	Wang Zhiqing
Lei Dianwu	Director	Business engagement	Xiang Hanyin
Zhang Yimin	Independent Non-executive Director	Business engagement	Cai Tinji

(3)	The financial report for the year ended 31 December 2013 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), was audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued standard unqualified opinions on the financial report in their auditors’ reports.

(4)	Mr. Wang Zhiqing, Chairman, President and the responsible person of the Company; Mr. Ye Guohua, Director and Chief Financial Officer of the Company; and Mr. Hua Xin, Vice Financial Officer and Director of Finance hereby warrant the truthfulness and completeness of the financial statements contained in the 2013 annual report.

(5)	Plan for Profit Appropriation or Capital Reserve Capitalisation reviewed by the Board

In 2013, the net profit attributable to equity shareholders of the Company amounted to RMB2,003,545,000 under CAS (net profit of RMB2,055,328,000 under IFRS). According to the 2013 Profit Distribution Proposal passed on 27 March 2014, based on the Company’s total issued share capital of 10,800,000,000 shares as of 31 December 2013, the Board proposed an annual cash dividend for 2013 of RMB0.50 (VAT included) for every ten existing Shares to be distributed to all shareholders. The distribution plan will be implemented upon approval at the Annual General Meeting.

(6)	Forward-looking statements such as future plans and development strategies in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

(7)	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes.

(8)	The Company did not provide external guarantees in violation of the required decision-making procedures.

(1)	Definitions

In this report, unless the context otherwise requires, the following terms shall have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited
“Board”	the Board of Directors of Sinopec Shanghai Petrochemical Company Limited
“Supervisory Committee”	the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited
“PRC”	the People’s Republic of China
“the Reporting Period”	the year ended 31 December 2013
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shanghai Stock Exchange”	Shanghai Stock Exchange
“Group”	the Company and its subsidiaries
“Sinopec Group”	China Petrochemical Corporation
“Sinopec Corp.”	China Petroleum & Chemical Company
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers
“Securities Law”	the PRC Securities Law
“Company Law”	the PRC Company Law
“CSRC”	China Securities Regulatory Commission
“Articles of Association”	the articles of association of the Company
“Hong Kong Stock Exchange website”	www.hkexnews.hk
“Shanghai Stock Exchange website”	www.sse.com.cn
“Website of the Company”	www.spc.com.cn
“HSE”	Health, Safety, and Environment
“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

(2)	Major Risk Warning

Potential risks are elaborated in this report. Please refer to “Report of the Directors” for details of the potential future risks.

Company Profile

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People’s Republic of China based on sales in 2013. It is also one of the largest PRC producers of ethylene. Ethylene is one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimising its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange.

Since the listing of its shares, the Company has strived to continuously improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical enterprise.

Financial Highlights

(Prepared under IFRS)

Expressed in RMB million	2013		2012		2011		2010		2009
Year ended 31 December:
Net sales		105,503.2		87,217.3		89,509.7		72,095.9		47,345.3

Profit/(loss) before taxation		2,444.7		(2,016.5)		1,296.7		3,529.9		2,163.0

Profit/(loss) after taxation		2,065.5		(1,505.1)		986.5		2,794.4		1,652.8

Profit/(loss) attributable to equity shareholders of the Company		2,055.3		(1,528.4)		956.1		2,769.0		1,588.3

Basic and diluted earnings/(loss) per share	RMB	0.190	RMB	(0.212)	RMB	0.133	RMB	0.385	RMB	0.221
Basic and diluted earnings/(loss) per share (after restatement)*		N/A	RMB	(0.142)	RMB	0.089	RMB	0.256	RMB	0.147

As at 31 December:
Total equity attributable to equity shareholders of the Company		17,732.5		16,037.2		17,925.6		17,689.5		15,136.4
Total assets		36,636.8		36,462.5		30,718.9		28,697.5		30,039.9
Total liabilities		18,645.3		20,158.6		12,523.2		10,748.2		14,609.2

*	After the implementation of Share capital increase from the capital reserve December 2013, total shares of the Company increased from 7.2 billion Shares to 10.8 Billion shares.

1.	Major Accounting Data

(Prepared under CAS)

	For the years ended 31 December
	2013 RMB’000	2012 RMB’000	Increase / decrease compared to the previous year (%)	2011 RMB’000

Operating income	115,539,829	93,072,254	24.14	95,601,248
Profit before income tax (“–” for loss)	2,392,870	–2,032,974	N/A	1,292,291
Net profit attributable to equity shareholders of the Company (“–” for net loss)	2,003,545	–1,548,466	N/A	944,414
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“–” for net loss)	1,650,721	–1,719,496	N/A	928,365
Net cash inflow from operating activities (“–” for net outflow)	5,480,669	–1,611,521	N/A	2,481,431

	As at 31 December
	2013 RMB’000	2012 RMB’000	Increase /decrease compared to the end of the previous year (%)	2011 RMB’000

Total assets	36,915,933	36,805,799	0.30	31,110,085
Total equity attributable to equity shareholders of the Company	17,831,617	16,190,419	10.14	18,112,483

Financial Highlights (continued)

(Prepared under CAS)

2.	Major Financial Indicators

	For the years ended 31 December
	2013	2012**		Increase/decrease compared to the previous year(%)	2011**

Basic earnings per share (“–” for loss) (RMB/Share)	0.186	before restatement –0.215	after restatement –0.143	N/A	before restatement 0.131	after restatement 0.087
Diluted earnings per share (“–” for loss) (RMB/Share)	0.186	before restatement –0.215	after restatement –0.143	N/A	before restatement 0.131	after restatement 0.087
Basic earnings per share excluding non-recurring items (“–” for loss) (RMB/Share)	0.153	before restatement –0.239	after restatement –0.159	N/A	before restatement 0.129	after restatement 0.086
Return on net assets (weighted average) (%)*	11.778		–9.028	increased by 20.806 percentage points		5.243
Return on net assets based on net profit or loss excluding non-recurring items (weighted average) (%)*	9.704		–10.025	increased by 19.729 percentage points		5.154
Net cash inflow per share from operating activities (“–” for net outflow) (RMB/Share)	0.507	before restatement –0.224	after restatement –0.149	N/A	before restatement 0.345	after restatement 0.230

	As at 31 December
	2013	2012**		Increase/decrease compared to the end of the previous year(%)	2011**

Net asset value per share attributable to equity shareholders of the Company (RMB/Share)*	1.651	before restatement 2.249	after restatement 1.499	N/A	before restatement 2.516	after restatement 1.677
Liability-to-asset ratio (%)	50.995		55.286	decreased by 4.291 percentage points		40.911

*	The above-mentioned net assets do not include minority shareholders’ interests.
**	After the implementation of Share capital increase from the capital reserve December 2013, total shares of the Company increased from 7.2 billion Shares to 10.8 Billion shares.

3.	Non-recurring Items

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Net earnings/ (loss) from disposal of non-current assets	417,280	–14,319	–18,006
Employee reduction expenses	–2,463	–7,388	–9,758
Government grants recorded in profit or loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	59,658	221,044	76,965
Investment income from disposal of available-for-sale financial assets	—	—	685
Income from external entrusted loans	2,202	2,093	1,298
Other non-operating income and expenses other than those mentioned above	–6,227	23,044	–27,045
Income tax effect	–116,483	–52,482	–7,606
Effect attributable to minority interests (after tax)	–1,143	–962	–484
Total	352,824	171,030	16,049

4.	Differences between financial statements prepared under CAS and IFRS

	Net profit attributable to equity shareholders of the Company (“–” for net loss)		Total equity attributable to equity shareholders of the Company
	The Reporting Period RMB’000	Corresponding period of the previous year RMB’000	At the end of the Reporting Period RMB’000	At the beginning of the Reporting Period RMB’000

Prepared under CAS	2,003,545	–1,548,466	17,831,617	16,190,419
Prepared under IFRS	2,055,328	–1,528,397	17.732,494	16,037,166

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to Section C of the annual report.

Principal Products

The Group produces over 60 different types of products including a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. As a result of the Group’s high degree of integration, many of the petroleum products and intermediate petrochemical products produced by the Group are used primarily in the production of the Group’s downstream products.

The following table sets forth the net sales of the Group’s major products in 2013 as a percentage of total net sales and their typical uses.

Major products sold by the Group	% of 2013 net sales	Typical use

Manufactured products
Synthetic fibres
Polyester staple	0.53	Textiles and apparel
Acrylic staple	2.32	Cotton type fabrics wool type fabrics delre, and acrylic top

Others	0.20

Subtotal:	3.05

Resins and plastics
Polyester chips	2.97	Polyester fibres, films and containers
PE pellets	5.64	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
PP pellets	4.34	Extruded films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	0.26	PVA fibres, building coating materials and textile starch
Others	0.31

Subtotal:	13.52

Major products sold by the Group	% of 2013 net sales	Typical use

Intermediate petrochemical products
Ethylene	1.20	Feedstock for PE, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fibre
Ethylene oxide	1.67	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	3.16	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
PX	6.20	Intermediate petrochemical, polyester
Butadiene	1.06	Synthetic rubber and plastics
Ethylene glycol	1.54	Fine chemicals
Others	2.64

Subtotal:	17.47

Petroleum products
Gasoline	17.34	Transportation fuels
Diesel	25.06	Transportation and agricultural machinery fuels
Jet oil	4.53	Transportation fuels
Others	7.49

Subtotal:	54.42

Trading of petrochemical products	10.58

Others	0.96

TOTAL:	100

Change in Share Capital and Shareholders

(1)	Change in share capital

1.	Change in share capital

	Before the changes		Increase/decrease (+, –)						After the changes
	Amount (shares)	Percentage (%)	New shares issued (shares)	Bonus shares (shares)	Shares converted from reserves (shares)	Others (shares)		Subtotal (shares)	Amount (shares)	Percentage (%)

1. Unlisted non-circulating shares	4,150,000,000	57.64	—	—	—	–4,150,000,000		–4,150,000,000	—	—
(1) Shares of Promoters	4,000,000,000	55.56	—	—	—	–4,000,000,000		–4,000,000,000	—	—
Including:
Shares held by the state	4,000,000,000	55.56	—	—	—	–4,000,000,000		–4,000,000,000	—	—
(2) Collective legal person shares	150,000,000	2.08	—	—	—	–150,000,000		–150,000,000	—	—

2. Shares With Trading restrict	—	—	—	—	+1,895,000,000	+3,790,000,000		+5,685,000,000	5,685,000,000	52.64
(1)Shares held by domestic legal entities	—	—	—	—	+1,820,080,000	+3,640,160,000	note	+5,460,240,000	5,460,240,000	50.56
(2)Shares held by other domestic investors	—	—	—	—	+74,920,000	+149,840,000		+224,760,000	224,760,000	2.08

3. Listed circulating shares	3,050,000,000	42.36	—	—	+1,705,000,000	+360,000,000		+2,065,000,000	5,115,000,000	47.36
(1)RMB-denominated ordinary shares	720,000,000	10.00	—	—	+540,000,000	+360,000,000		+900,000,000	1,620,000,000	15
(2) Overseas listed foreign shares	2,330,000,000	32.36	—	—	+1,165,000,000	—		+1,165,000,000	3,495,000,000	32.36

4. Total share number	7,200,000,000	100	—	—	+3,600,000,000	—		+3,600,000,000	10,800,000,000	100

Note:	With respect to shares held by state-owned legal person, apart from the shares held by the Company’s majority shareholder Sinopec Corp, another 160,000 shares have been transferred with the permission SASAC by Jiangxi Polyester Fiber Plant, which is one of the Company’s legal person shareholders, to Jiangxi Textile Group Import and Export company.

2.	Explanation of changes in share capital

(1)	The Company’s Share Reform Proposal was considered and approved at the relevant shareholder’s meetings in the A-share market on 8 July 2013. According to the A-Share Reform Proposal, Sinopec Corp. transferred A-shares to holders of the Company’s circulating A-shares whose equity interests were registered with the China Securities Depository and Clearing Co., Ltd, Shanghai Branch as of the record date for implementing the A-share reform proposal, through which an A-share shareholder would receive five A-shares for every ten circulating A-share held.Holders of non-circulating shares paid on aggregate of 360,000,000 A-shares in the Company to the circulating A-share shareholders. Other holders of the Company’s non-circulating shares will not participate in issuing or receiving consideration under the A-share Reform Proposal.

For details, please refer to the Implementation Report on the A-Share Reform Proposal uploaded to the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company, and published in the issues of Shanghai Securities News and China Securities Journal on 14 August 2013.

(2)	In December 2013, the Company implemented proposals for cash dividend payment for the first half of 2013 and on share capital increase using the capital reserve and surplus reserve. According to the proposal, based on the Company’s total issued share capital of 7,200,000,000 shares as at 30 June 2013, RMB2,421 million of the Company’s capital fund shall be capitalized by issuing 3.36 new shares for every ten shares to all shareholders, the Company’s surplus reserve fund RMB1,179 million shall be capitalized by issuing 1.64 new shares for every ten shares, and an interim cash dividend for 2013 of RMB0.50 (VAT included) for every ten existing shares shall be distributed to all shareholders.

For details, please refer to the announcement regarding the implementation of cash dividend payment for the first half of 2013 and on share capital increase from capital reserve and surplus reserve for A-shares uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in the issues of Shanghai Securities News, China Securities Journal and Securities Times dated 26 November 2013 and the circular delivered to holders of H shares on 6 September 2013.

Change in Share Capital and Shareholders (continued)

(1)	Change in share capital (continued)

3.	The impact of changes in share capital on financial statistics such as earnings per share, equity per share in the latest year and the latest period.

After the implementation of the share capital increase from capital reserves and surplus reserves, key financial statistics were adjusted as follow:

Project	Disclosed statistics for 2012	Change	Restated statistics for 2012

Revenue per share	(0.215)	0.072	(0.143)
Net Asset per share	2.249	0.750	1.499

4.	Changes in trading restricted shares

Name of Shareholders	Number of restricted shares held at the beginning of the year	Decrease during 2013	Increase during 2013	Number of restricted shares held at the end of the year	Reason for restriction	Earliest date to unrestrict the share	Number of the share

China Petroleum & Chemical Corporation	—	—	5,460,000,000	5,460,000,000	promise of share reform	20/08/2014	540,000,000
						20/08/2015	540,000,000
						20/08/2016	4,380,000,000
Shares held by other domestic investors	—	—	225,000,000	225,000,000	promise of share reform	20/08/2014	225,000,000

(2)	Issue and listing of shares

1.	Issue of shares in the previous three years

As at the end of the Reporting Period, the Company did not issue new shares or affect any share listings in the previous three years.

2.	Changes in the Company’s total number of shares, share structure, Company assets and gearing structure

Please refer to “Change in share capital”.

3.	Current employee shares

The Company had no employee shares during the Reporting Period.

(3)	Shareholders and controlling company of the controlling shareholder

1.	Total number of shareholders

Number of shareholders at the end of 2013	124,751
Number of shareholders at the end 5th working day previous to annual report announcement date	133,184

2.	Shareholding of the top ten shareholders

Shareholding of the top ten shareholders as at the end of 2013

Name of Shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held (shares)	Increase(+)/ decrease(–) during 2013 (shares)	Number of trading restricted shares held	Number of shares pledged or frozen (shares)
China Petroleum & Chemical Corporation	State-owned enterprise legal person	50.56	5,460,000,000	+1,460,000,000	5,460,000,000	Nil

HKSCC (Nominees) Limited	Foreign legal person	31.87	3,441,666,653	+1,147,558,552	—	unknown

Shanghai Kangli Gong Mao Company	Others	0.23	25,255,000	+8,525,000	25,095,000	unknown

China Industrial and Commercial Bank Co., Ltd. - Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	Others	0.17	18,617,715	unknown	—	unknown

Zhejiang Economic Construction Investment Co., Ltd.	Others	0.17	18,000,000	+6,000,000	18,000,000	unknown

Schroder Investment Management Limited - Schroder China Equity Fund	Others	0.13	14,200,434	unknown	—	unknown

Bank of China - Harvest CSI 300 exchange - traded index securities investment fund	Others	0.11	11,790,650	unknown	—	unknown

China Life Insurance Company Limited - Dividend - Individual Dividend-005L -FH002 Shanghai	Others	0.10	11,299,955	unknown	—	unknown

Shanghai Textile Development Corporation	Others	0.08	8,475,000	+2,825,000	8,475,000	unknown

Shanghai Xiangshun Shiye Company Limited	Others	0.08	8,250,000	+2,750,000	8,250,000	unknown

Change in Share Capital and Shareholders (continued)

(3)	Shareholders and controlling company of the controlling shareholder (continued)

2.	Shareholding of the top ten shareholders (continued)

Top ten shareholders of shares without trading restriction

Name of shareholders	Number of circulating shares held (shares)	Type of Shares
HKSCC (Nominees) Limited	3,441,666,653	Overseas listed foreign shares

China Industrial and Commercial Bank Co., Ltd. - Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	18,617,715	RMB-denominated ordinary shares

Schroder Investment Management Limited - Schroder China Equity Fund	14,200,434	RMB-denominated ordinary shares

Bank of China - Harvest CSI 300 exchange -traded index securities investment fund	11,790,650	RMB-denominated ordinary shares

China Life Insurance Company Limited - Dividend - Individual Dividend-005L-FH002 Shanghai	11,299,955	RMB-denominated ordinary shares

Gu Jufang	8,200,000	RMB-denominated ordinary shares

IP KOW	8,148,000	RMB-denominated ordinary shares

Wang Gui	8,029,582	RMB-denominated ordinary shares

Industrial and Commercial Bank of China Limited - China CSI 300 exchange-traded index securities investment fund	7,807,466	RMB-denominated ordinary shares

Yangtze River Bay Investment Group Co., Ltd.	6,862,692	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationsahips among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

(3)	Shareholders and controlling company of the controlling shareholder (continued)

3.	Shareholding and conditions of restricted shares in top ten shareholders

Name of shareholders holding trading restricted shares	Number of trading-restrict shares held	Earliest time to be traded	Number of shares which will beadded to be traded	Restricted Conditions

China Petroleum & Chemical Corporation	5,460,000,000	20/08/2014	540,000,000	1. Shall not be traded or transferred in the twelve months since the date of implementation of the Share reformproposal;
		20/08/2015 20/08/2016	540,000,000 4,380,000,000	2. After the expiration of the first condition, original non-tradable shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the company, nor shall it exceed 10% within twenty-four months.

Shanghai Kangli Gong Mao Company	25,095,000	20/08/2014	25,095,000	Shall not be traded or transferred in the twelve months since the date of implementation of the Share reform proposal;
Zhejiang Economic Construction Investment Co., Ltd.	18,000,000	20/08/2014	18,000,000
Shanghai Textile Development Corporation	8,475,000	20/08/2014	8,475,000
Shanghai Xiangshun Shiye Company Limited	8,250,000	20/08/2014	8,250,000

Change in Share Capital and Shareholders (continued)

(3)	Shareholders and controlling company of the controlling shareholder (continued)

4.	Details of the controlling shareholder and controlling company of the controlling shareholder

(i).	Details of the controlling shareholder

Name of the controlling shareholder:	China Petroleum & Chemical Corporation

Legal representative:	Fu Chengyu

Registered capital:	RMB116.6 billion

Date of incorporation:	25 February 2000

Major business operation or management activities:	Exploration, exploitation, pipeline transportation and trading of crude oil and natural gas; production, trading, storage and transportation of chemical products such as refined oil, petrochemical products, chemical fibres, fertilisers and others; import and export of techniques and goods such as petroleum, natural gas, petroleum products, petrochemical products, and other chemical products; as well as import and export business agent of the aforementioned goods and techniques; research, exploration and application of techniques and information.

(ii).	Controlling company of the controlling shareholder

Name of the controlling company of the controlling shareholder:	China Petrochemical Corporation

Legal representative:	Fu Chengyu

Registered capital:	RMB231.6 billion

Date of incorporation:	24 July 1998

Major business operation or management activities:	Provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; project construction service, and water, electricity and other public utility and social services.

(3)	Shareholders and controlling company of the controlling shareholder (continued)

4.	Details of the controlling shareholder and controlling company of the controlling shareholder (continued)

(iii).	Change in controlling shareholder and controlling company of the controlling shareholder

During the Reporting Period, there was no change in the controlling shareholder and controlling company of the controlling shareholder of the Company.

(iv).	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

*	Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

5.	Other legal person shareholders holding more than 10% of the Company’s share capital

As at 31 December 2013, HKSCC (Nominees) Limited held 3,441,666,653 H shares of the Company, representing 31.87% of the total issued share capital of the Company.

6.	Public Float

Based on the public information available to the Board, as at 26 March 2013, the Company had a sufficient public float which complied with the minimum requirement under the Hong Kong Listing Rules.

Change in Share Capital and Shareholders (continued)

(4)	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2013, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	Interests in ordinary shares of the Company

Name of shareholders	Number of share interests held or deemed as held (shares)		Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)		Capacity

China Petroleum & Chemical Corporation	5,460,000,000 Promoter legal person shares	(L)	50.56		—		Beneficial owner

Blackrock, Inc.	286,723,919	(L)	2.65	(L)	8.20	(L)	Beneficial owner;
	8,496,000	(S)	0.079	(S)	0.24	(S)	Investment managers;
							Other (lendable shares)

Note: (L):Long position; (S):Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

As at 31 December 2013, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

Changes in Shareholdings and remuneration of Directors, Supervisors and Senior Management

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year (shares)	Number of shares held at the end of the year (shares)	change	Reason of change	Total remuneration received from the Company during the Reporting Period (RMB’000) (before taxation)	Total remuneration received from shareholder during the Reporting Period (RMB’000) (before taxation)
Wang Zhiqing	Chairman and President	M	51	June 2011 to June 2014 (of which he was appointed to Chairman from June 2013)	Nil	Nil	—	—	67.3	0
Wu Haijun	Vice Chairman	M	51	June 2011 to June 2014	Nil	Nil	—	—	0	0
Gao Jinping	Director and Vice President	M	47	June 2013 to June 2014 (of which he was appointed to Vice President form April 2013)	Nil	Nil	—	—	61.8	0
Li Honggen	Director and Vice President	M	57	June 2011 to June 2014	Nil	Nil	—	—	59.0	0
Zhang Jianping	Director and Vice President	M	51	June 2011 to June 2014 (of which he was appointed to Director form June 2013)	Nil	Nil	—	—	58.2	0
Ye Guohua	Director and Chief Financial Officer	M	45	June 2011 to June 2014	Nil	Nil	—	—	58.4	0
Lei Dianwu	Director	M	51	June 2011 to June 2014	Nil	Nil	—	—	0	63.5
Xiang Hanyin	Director	M	59	June 2011 to June 2014	Nil	Nil	—	—	0	57.1
Shen Liqiang	Independent Non-executive Director	M	57	June 2011 to June 2014	Nil	Nil	—	—	0	0
Jin Mingda	Independent Non-executive Director	M	63	June 2011 to June 2014	Nil	Nil	—	—	15	0
Cai Tingji	Independent Non-executive Director	M	59	June 2011 to June 2014	Nil	Nil			15	0
Zhang Yimin	Independent Non-executive Director	M	59	October 2013 to June 2014	Nil	Nil	—	—	3.75	0
Zhang Jianbo	Chairman of the Supervisory Committee	M	51	November 2013 to June 2014	Nil	Nil	—	—	7.1	0
Zuo Qiang	Supervisor	M	51	June 2011 to June 2014	Nil	Nil	—	—	35.7	0
Li Xiaoxia	Supervisor	F	44	June 2011 to June 2014	Nil	Nil	—	—	38.5	0
Zhai Yalin	Supervisor	M	49	June 2011 to June 2014	Nil	Nil	—	—	0	56.0
Wang Liqun	Supervisor	M	56	June 2011 to June 2014	Nil	Nil	—	—	0	55.6
Chen Xinyuan	Independent Supervisor	M	49	June 2011 to June 2014	Nil	Nil	—	—	0	0
Zhou Yunnong	Independent Supervisor	M	71	June 2011 to June 2014	Nil	Nil	—	—	0	0
Zhang Zhiliang	Vice President	M	60	June 2011 to June 2014	Nil	Nil	—	—	62.7	0
Shi Wei	Vice President	M	54	June 2011 to June 2014	Nil	Nil	—	—	72.3	0
Jin Qiang	Vice President	M	48	November 2011 to June 2014	Nil	Nil	—	—	43.50	0
Guo Xiaojun	Vice President	M	44	April 2013 to June 2014	Nil	Nil	—	—	24.6	0
Zhang Jingming	Company Secretary and General Legal Counsel	M	56	June 2011 to June 2014	Nil	Nil	—	—	47.7	0
Rong Guangdao	Previous chairman	M	58	June 2011 to April 2013	3,600	8,100	—	Bonus Issue	41.7	0
Wang Yongshou	Previous Independent Non-executive Director	M	—	June 2011 to April 2013	3,600	unknown	—	—	7.5	0

Shares held by the individuals listed above are A shares and represent the individuals’ personal interests in their capacity as beneficial owners.

Directors, Supervisors, Senior Management and Employees (continued)

Profiles of Directors, Supervisors and Senior Management

Directors

Wang Zhiqing, 51, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and has held various positions, including Deputy Leader of the preparatory team for the chemical fibre plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fibre plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fibre plant. Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex from June 1999 to December 2001, Vice President cum Chief Engineer of Sinopec Luoyang Company from February 2000 to December 2001, President of Sinopec Luoyang Company from December 2001 to October 2006, Leader of the preparatory team for a Sinopec refinery project in Guangxi from July 2005 to May 2007, manager of Sinopec Jiujiang Company from October 2006 to December 2008, President of Sinopec Jiujiang Company from December 2008 to July 2010, President and Deputy Secretary of the Communist Party Committee of the Company in July 2010, and Director of the Company in December 2010. He was appointed Vice Chairman of the Company from December 2010 to June 2013 and Director and Chairman of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wang was Chairman of the Company in June 2013. He graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. In addition, he gradmated from the Open University of Hong Kong and China Europe International Business Scholl with a Master of Business Administration in 2001 and 2013, respectively. He is professor-level senior engineer by professional title.

Wu Haijun, 51, is Vice Chairman of the Company, Director and Vice President of Shanghai Secco Petrochemical Company Limited. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the Company’s No. 2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai Secco Petrochemical Company Limited. From April 2010 to February 2011, Mr. Wu was President of Shanghai Secco Petrochemical Company Limited. In June 2010, he was appointed Director and Vice Chairman of the Company. In February 2011, he was appointed Vice President of Shanghai Secco Petrochemical Company Limited. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an Master of Business Administration from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, 47, is Executive Director of the Company, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013 Chairman of the Labor Union of the Company from May 2003 to November 2013, and was elected Director of the Company from June 2004 to June 2006. Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company From April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company, from June 2006 to November 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as a Director of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Li Honggen, 57, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions, including Deputy Director of No. 1 Chemical Plant and Deputy Director of the Ethylene Plant of the Complex, Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. He was Vice President of Shanghai Chemical Industrial Park Development Company Limited from August 2000 to December 2003, Vice President of Shanghai Secco Petrochemical Company Limited from August 2002 to January 2006, and Vice President of the Company since March 2006. In June 2006, he was appointed Director of the Company. In August 2008, he was appointed Director of Shanghai Chemical Industrial Park Development Company Limited. In 1988, Mr. Li graduated from East China Institute of Chemical Technology, majoring in engineering management, and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is a senior engineer by professional title.

Zhang Jianping, 51, is Executive Director and Vice President of the Company. Mr. Zhang joined the Complex in 1987 and has held various positions, including Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastics Plant, Deputy Manager of Plastic Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Department of the Company, Assistant to President of the Company and concurrently Director of the Production Department. Mr. Zhang was appointed Vice President of the Company in June 2004, and Director of the Company in June 2013. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specializing in petroleum refining. He obtained a master’s degree in 1987 from East China Institute in professor level Chemical Technology specialising in oil processing. He is a senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

Ye Guohua, 45, is Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. In June 2011, Mr Ye was Director of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in 1991. He is a senior accountant by professional title.

Lei Dianwu, 51, is Vice President of Sinopec Corp, Assistant to the General Manager and Chief Economist of Sinopec Group. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company and Vice President and Manager of the production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of the Development and Planning Division at China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he assumed the position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei was appointed Assistant to General Manager of Sinopec in March 2009, was appointed Vice President of Sinopec Corpin May 2009, and was appointed Chief Economist of Sinopec Group in August 2013. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 59, is Researcher of the Chemical Division at Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982, and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. From February 2000 to December 2012, he was Deputy Director of Chemical Division of Sinopec Corp, and from December 2012, Mr. Xiang has been Researcher of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operation. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Shen Liqiang, 57, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). In June 2011, Mr. Shen was elected Independent Director of the Company. Mr. Shen has been engaged in the financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of ICBC since June 2009. Mr. Shen has long been engaged in the management of the banking business and has both in-depth expertise on finance theory and extensive experience in finance. Mr. Shen holds a Master’s Degree in Economics and is a senior accountant by professional title.

Jin Mingda, 63, is Chairman of Shanghai Chemical Industry Association. In June 2011, Mr. Jin was elected Independent Director of the Company. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd.; General Manager cum Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd.; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007 and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007 to August 2013. He was appointed Independent Director of Shanghai Electric Power Co., Ltd. in November 2009. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title.

Cai Tingji, 59, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai, and has been Independent Director of the Company since June 2011. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Zhang Yimin, 59, is a Professor of Economics and Finance and head of the Faculty of Accounting and Finance at the China Europe International Business School. He was appointed Executive Director of the Company in October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Assistant Professor at the Business School of the University of New Brunswick, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of Economics and Finance at the China Europe International Business School in September 2004. His main area of research interest is in operations, financing and industrial economic studies. He possesses a wealth of professional knowledge and experience.

Directors, Supervisors, Senior Management and Employees (continued)

Supervisors

Zhang Jianbo, 51, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang started his career in 1985. He has served as Deputy Director of Senior Corporate Management section of the Education Office of Sinopec Group, was appointed Deputy Director of Evaluation and Appointment Management section of Human Resources Office of China Petroleum Corporation and was appointed Director of the Supervisory section of the Human Resources Office of Sinopec Group and Sinopec Corp. Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee in August 2013, and was appointed Chairman of the Supervisory Committee and Chairman of the Labor Union of the Company in November 2013. Mr. Zhang graduated from the Oil Extraction Engineering Faculty of Jianghan Petroleum Institute School and obtained a bachelor’s degree in engineering in 1985. He has senior professional technical qualifications.

Zuo Qiang, 51, is Supervisor, Deputy Secretary of Discipline Inspection Commission, Director of the Supervisory Office and Director of Supervisory Committee Office. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and Deputy Director of the Supervisory Office of the Company. He was appointed Secretary of the Corporate Discipline Supervisory Committee of the Company. In April 2011, he was appointed Director of the Supervisory Office in April 2011, and has been serving as Supervisor, Director of Supervisory Committee Office since June 2011, and Deputy Secretary of the Discipline Inspection Commission of the Company since October 2011. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 with a major in Party & Administrative management. He has senior professional technical qualifications.

Li Xiaoxia, 44, is Supervisor and Vice Chairman of the Labor Union of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as Supervisor of the Company in June 2011 and Vice Chairman of the Labor Union of the Company in December 2011. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 with a major in petroleum and natural gas transportation. She has senior professional technical qualifications.

Zhai Yalin, 49, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp., and has been External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Wang Liqun, 56, is Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp., and has been External Supervisor of the Company since June 2011. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Chen Xinyuan, 49, is Dean, Professor and Tutor to doctoral students of the College of Accounting at the Shanghai University of Finance and Economics, and has been Independent Supervisor of the Company since June 2011. After graduating from the Accounting Faculty at the Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty at Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003, Mr. Chen was appointed Independent Supervisor of the Company. From June 2003 to June 2011, Mr. Chen was an Independent Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the teaching and academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Zhou Yunnong, 71, has been Independent Supervisor of the Company since June 2011. Mr. Zhou joined the Complex in October 1972 and has held various positions, including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and Governor of the Jinshan District of Shanghai. From November 1999 to April 2002, he was a bureau-class inspector of the Jinshan District of Shanghai. Mr. Zhou was appointed Independent Supervisor of the Company from June 2003 to June 2005 was appointed Independent Director of the Company from June 2005 to June 2011. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in 1964, majoring in radio studies. He is a senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

Senior Management

Zhang Zhiliang, 60, is Vice President of the Company. Mr. Zhang joined the Complex in 1977 and has held various positions, including Deputy Director and Director of the No.1 Chemical Plant of the Complex, as well as Deputy Manager and Manager of the Company’s Refining and Chemical Division. He was Vice President of the Company from April 1997 to March 2006, Director of the Company from June 1997 to June 2003, Director of Shanghai Secco Petrochemical Company Limited from November 2002 to April 2010, Vice President of Shanghai Secco Petrochemical Company Limited from January 2006 to November 2006, and President of Shanghai Secco Petrochemical Company Limited from October 2006 to April 2010. In April 2010, he was appointed Vice President of the Company. Mr. Zhang graduated from Fudan University in 1977, majoring in high molecular chemistry. He graduated from Shanghai No. 2 Industrial University in 1999, majoring in Applied Computer Management. He is a senior engineer by professional title.

Shi Wei, 54, is Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions, including Assistant to the Manager and Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee and Manager of the Refining and Chemical Division of the Company. Mr. Shi was appointed Vice President of the Company in October 2003, and was a Director of the Company between June 2005 and June 2013. He was appointed Head of Sinopec Guizhou Zhijin Coal Chemical Projects Preparatory Group in May 2012. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed his post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Jin Qiang, 48, is Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Director of the Utilities Department Director of the Machinery and Power Division and Director of Sinopec Zhenhai Refining & Chemical Co., Ltd. (ZRCC). Mr. Jin was Deputy Chief Engineer of Sinopec Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 specializing in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 specializing in economic management. He is a professor-level senior engineer by profession title.

Guo Xiaojun, 44, is Vice President of the Company. Mr. Guo joined the Company in 1991 and has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Assistant to the Manager, Assistant Manager and Manager cum Deputy Secretary of the Communist Party Committee. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and Vice President of the Company in April 2013. He graduated with a major in basic organic chemical engineering from the East China University of Science and Technology in 1991 and obtained Bachelor of Engineering, and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

Zhang Jingming, 56, is Secretary to the Board, General Counsel in-house and Director of Strategy Research Department of the Company. Mr. Zhang joined the Complex in 1978. He has held various positions, including Project Manager of the International Department, the Company’s Securities Affairs Representative in Hong Kong, Deputy Director of the International Department and Deputy Director of the Board Secretariat. Mr. Zhang was appointed Secretary to the Board in June 1999, Director of the Board Secretariat from June 1999 to June 2011, and was appointed Director of Strategy Research Department of the Company in June 2001. In January 2005, Mr. Zhang was appointed in-house General Counsel of the Company. Mr. Zhang graduated from the Shanghai Foreign Language Institute in 1987 majoring in English language. During 1992 and 1993, he was enrolled at the fourth Sino-British joint MBA program at Northwestern Polytechnic University. Mr. Zhang subsequently left for the University of Hull in the United Kingdom to pursue his studies in an MBA program, and in July 1995, he was conferred an MBA by the University of Hull. In 2002, Mr. Zhang completed his studies in a master’s program in international economic law at the East China University of Politics and Law. He is a senior economist by professional title.

Management Positions held at the Company’s Shareholders

Name	Shareholder’s name	Position held	Commencement of service term	End of service term

Lei Dianwu	Sinopec Corp.	Vice President	May 2012	May 2015
Xiang Hanyin	Sinopec Corp.	Researcher of Chemical Division	December 2012	—
Zhai Yalin	Sinopec Corp.	Deputy Director of Audit Department	May 2012	May 2015
Wang Liqun	Sinopec Corp.	Deputy Director of Supervisory Department	May 2012	May 2015

Management Positions held in other companies

Name	Other company’s name	Position held	Commencement of service term	End of service term	Whether they received remuneration and allowance

Wu Haijun	Shanghai Secco Petrochemical Company Limited	Director and Deputy General Manager	February 2011	February 2015	Yes

Aside from the information set out in the tables above and in “Profile of Directors, Supervisors and Senior Management”, no Director, Supervisor or Senior Management of the Company holds any position at any other company.

Directors, Supervisors, Senior Management and Employees (continued)

Remuneration of Directors, Supervisors and Senior Management

1.	Procedures for determining the remuneration of Directors, Supervisors and Senior Management

Allowances for Independent Directors are determined by the Board, and the resolution of the same are submitted to the general meeting for consideration and approval. Remunerations of other Directors, Supervisors and Senior Management are determined according to the Remuneration System for Directors, Supervisors and Senior Management which was passed at the 2002 annual general meeting of the Company.

For details of the remuneration of the Directors and Supervisors of the Company, please refer to Note 10 to the financial statements prepared under IFRS.

2.	Basis for determining the remuneration of Directors, Supervisors and Senior Management

The remuneration of Directors, Supervisors and Senior Management of the Company is determined by the principles of “efficiency, motivation and fairness” and approved in accordance with the Remuneration System for Directors, Supervisors and Senior Management.

3.	Remuneration payable of Directors, Supervisors and Senior Management

Please refer to “Changes in Shareholdings and the remuneration of Directors, Supervisors and Senior Management”.

4.	The total actual remuneration of Directors, Supervisors and Senior Management paid by the Company in the Reporting Period: RMB7.20 million

5.	The five highest paid individuals

Please refer to Note 10 to the financial statements prepared under IFRS. All five of the highest paid individuals are Directors, Supervisors and Senior Management of the Company.

6.	Pension scheme

Please refer to Notes 2.24 and 26(e) to the financial statements prepared under IFRS.

Change of Directors, Supervisors and Senior Management

1.	Change of Directors, Supervisors and Senior Management

Name	Position held	Change	Reason

Wang Zhiqing	Chairman and President	Selected as Chairman	Work allocation
Gao Jinping	Director and Vice President	Selected as director; appointed as vice president	Work allocation
Zhang Jianping	Director and Vice President	Selected as Director	Work allocation
Guo Xiaojun	Vice President	Appointed	Work allocation
Zhang Jianbo	Chairman of the Supervisory Committee	Selected	Work allocation
Zhang Yimin	Independent Director	Selected	Enlargement of independent directors
Rong Guangdao	Nil	Resigned	Work allocation
Shi Wei	Vice President	Resigned	Work allocation
Wang Yongshou	Nil	Resigned	Passed away

Interests and short positions of Directors, Supervisors and Senior Management in shares, underlying shares and debentures of the Company

In addition to the disclosure in section (1) “Changes in Shareholdings and remuneration of Directors, Supervisors and Senior Management”, as at 31 December 2013, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions.

As at 31 December 2013, none of the Company’s Directors, Supervisors or Senior Management or their respective spouses and children under 18 years had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Directors, Supervisors, Senior Management and Employees (continued)

Directors’ and Supervisors’ Interests in Contract

None of the Directors or Supervisors of the Company had any material interests, either directly or indirectly, in any contracts of significance entered into or subsisting during or at the end of the year with the Company or any of its associated corporations.

None of the Directors or Supervisors of the Company has entered into any service contracts with the Company which are not terminable by the Company within one year without payment of compensation other than statutory compensation.

Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) as set out under Appendix 10 to Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

Employees

Number of employees of the Company	14,015
Number of employees of the subsidiaries	112
Total number of employees of the Group	14,127
Number of retired workers who require the Group to bear the costs of retirement	15,455

Professionals structure and level of education of the Company’s employees
Production personnel	8,224
Sales staff	99
Technical staff	2,321
Financial officers	139
Administrative staff	1,471
Others	1,761

Level of education of the Company’s employees
Level of education (college or above)	43.25%
Post-graduate and above	174
Undergraduate	2,420
College graduate	3,467
High school, college and the following	7,954
Total	14,015

Professional structure chart	The level of education chart

Staff remuneration

Remuneration packages for the Company’s staff include salary, bonus and allowances, together with medical insurance coverage, pension and other benefits. In accordance with the relevant regulations of PRC, the Company also participates in the social security scheme implemented by the relevant authorities. Pursuant to the scheme, the Company contributes to the scheme by a proportion of the monthly salary of its staff.

Training programs

The Company strengthens staff training in the areas of safety, environmental protection, occupational health, quality system and other areas so as to constantly improve the coverage of staff training and the implementation rate of training program. In addition, the Company promotes the enhancement of its employees’ skills by strengthening its efforts on developing training resources and the construction of its facilities, engaging in business competition as well as promoting skills identification and others means.

Corporate Governance

(1)	Notes for corporate governance and insider registration management

1.	Corporate governance

In 2013, the Company strictly complied with the Company Law and Securities Law and the Corporate Governance Principles for Listed Companies issued by the CSRC, as well as the relevant provisions and requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It continued to improve its corporate governance structure, develop its a corporate system, streamline operation and enhances its overall corporate image.

Improving governance policies: During the Reporting Period, in accordance with the requirements of the relevant laws and regulations of the places where the Company’s shares are listed, the Company amended the Articles of Association and their appendixes. The amendments, aimed at improving the Company’s “Internal Control Manual” (2013 edition), were approved at the Company’s 2013 second Extraordinary General Meeting for 2013.

Accomplished specific corporate governance activities for listed companies in an earnest manner: During the Reporting Period, the Company was committed to ensuring the compliance of relevant regulatory rules regarding corporate governance and continued to consolidate its achievements in specific areas of corporate governance. The Company and its Directors, Supervisors, Senior Management, shareholders and the controlling company of its controlling shareholder has not been investigated by the CSRC; nor punished or publicly criticized by the CSRC, The Hong Kong Securities and Futures Commission or the U.S. Securities and Exchange Commission, nor publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange or the New York Stock Exchange.

During the Reporting Period, according to the requirements of the relevant laws and regulations of the places where the Company’s shares are listed, and after consideration and approval at the 14th meeting of the seventh session of the Board of Directors convened on 7 June 2013, the Company was entrusted by its non-circulating shareholders to handle the resolution in relation to share reform of the Company. The “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” was considered and passed at the relevant general meeting in the A-share market convened on 8 July 2013. On 20 August 2013, arrangements for the payment of consideration of the Share Reform Proposal were completed and shares that were originally non-circulating were granted trading rights for listing and trading.

Through the continuous implementation of specific corporate governance activities and improvements to the development of its governance system, the Company further enhanced its corporate governance standards. The Company’s internal system also became more robust and standardized. Under the guidance of the relevant regulatory authorities, the Company will operate in strict compliance with the relevant laws and regulations and will further strengthen the establishment of standardized and institutionalized corporate governance so as to ensure the lawful, robust and sustained development of the Company.

2.	Registration and management of persons with access to inside information

In order to govern the registration and management of persons with access to the Company’s inside information, strengthen the confidentiality of inside information and safeguard the fairness of information disclosure, the Company achieved these aims by following the “System for the Registration and Management of Inside Information” with a view to prevent exceptional movements in share prices due to the leakage of inside information, and legal risks arising therefrom for further regulating the operation of the Company.

(2)	The brief introduction of Annual General Meeting

Session of the meeting	Convening Date	Name of the motion	Resolutions	Websites for Publication of Resolutions	Date of Publication of Resolutions

The 2012 Annual General Meeting	6 June 2013

1. 2012 Work Report of the Board of the Company.

2. 2012 Work Report of the Supervisory Committee of the Company.

3. 2012 Audited Financial Statements of the Company.

4. 2012 Profit Distribution Plan of the Company.

5. 2013 Financial Budget Report of the Company.

6. The re-appointment of the Company’s domestic and international auditors.

7. Approval of the 7th Chairman cum President of the 7th session of the Board.

8. Approval the amendments of the 7th Nomination Committee of the Board of the Company.

			Approved	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	7 June 2013

Share Reform A- share the related shareholder’s meeting	8 July 2013	The Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited.	Approved	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	9 July 2013

First Extraordinary General Meeting in 2013	22 October 2013

1. The appointment of Mr. Zhang Yimin as an independent non-executive director of the Company.

2. The Proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund .

			Approved	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	23 October 2013

First Class Meeting of Holders of A-shares in 2013	22 October 2013

1. Proposal by and Undertaking of Sinopec Corp. on the optimised A-share reform proposal, distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund.

2. The Proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund.

			Approved	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	23 October 2013

Corporate Governance (continued)

(2)	The brief introduction of Annual General Meeting (continued)

Session of the meeting	Convening Date	Name of the motion	Resolutions	Websites for Publication of Resolutions	Date of Publication of Resolutions

First Class Meeting of Holders of H-shares in 2013	22 October 2013	Proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund.	Approved	Websites of the Hong Kong Stock Exchange and the Company	23 October 2013

Second Extraordinary General Meeting in 2013	11 December 2013

1. To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the caps on the continuing connected transactions contemplated thereunder for years 2014- 2016.

2. To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2014-2016) and the caps on the relevant continuing connected transactions contemplated thereunder for years 2014-2016.

3. The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

			Approved	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	12 December 2013

(3)	Performance of Duties by the Directors

1.	Directors’ attendance at the Board meetings and Annual General Meeting

		Circumstances on participating in the Board Meeting						Circumstances on participating in General Meetings
Name of Director	Whether as Independent Director	Attendance at the Board meetings during the year	Attendance in person (no. of times)	Attendance by correspondence (no. of times)	Attendance by proxy (no. of times)	Absence (no. of times)	Whether not attending in person for two consecutive times	Attendance at the Annual General Meeting (no. of times)
Wang Zhiqing	No	9	9	4	0	0	No	6
Wu Haijun	No	9	9	4	0	0	No	2
Gao Jinping	No	6	6	3	0	0	No	5
Li Honggen	No	9	9	4	0	0	No	5
Zhang Jianping	No	6	6	3	0	0	No	4
Ye Guohua	No	9	8	4	1	0	No	2
Lei Dianwu	No	9	4	4	5	0	Yes	0
Xiang Hanyin	No	9	9	4	0	0	No	5
Shen Liqiang	Yes	9	7	4	2	0	No	1
Jin Mingda	Yes	9	8	4	1	0	No	2
Cai Tingji	Yes	9	9	4	0	0	No	6
Zhang Yimin	Yes	3	3	2	0	0	No	3
Rong Guangdao	No	2	2	1	0	0	No	0
Shi Wei	No	2	1	1	1	0	No	0
Wang Yongshou	Yes	3	1	1	2	0	Yes	0

the Board meetings held during the year (no. of times)		9
including:	meetings held on site (no. of times)	5
	meetings held by correspondence (no. of times)	4
	meetings held on site and by correspondence (no. of times)	0

2.	Disagreement from Independent Directors on relevant issues of the Company

During the Reporting Period, none of the Independent Directors of the Company had any disagreements on any Board resolutions or other issues.

Corporate Governance (continued)

(4)	Major comments and recommendations put forward by the special committees under the Board while these committees discharged their duties during the Reporting Period

On 26 March 2014, the Board’s Audit Committee reviewed with the management the accounting principles and standards adopted by the Company and studied audit, internal control and financial reporting matters, including the review of the financial statements for the year ended 31 December 2013.

On 26 March 2014, the Board’s Remuneration and Appraisal Committee reviewed the remuneration of Directors, Supervisors and Senior Management in the Company’s annual report for the year ended 31 December 2013.

(5)	Explanation by the Supervisory Committee on the identification of risks in the Company

The Company’s Supervisory Committee had no objections to the matters under their supervision during the Reporting Period.

(6)	Explanation by the Company on the failure to guarantee independence or maintain autonomous operational ability with its controlling shareholder in various areas including business, personnel, assets, offices and finances

The Company is independent in various areas, including business, personnel, assets, offices and finances from the controlling shareholder. The Company’s business is independent in its entirety with autonomous operational ability.

(7)	Evaluation mechanism for Senior Management as well as the establishment and implementation of incentive mechanism during the Reporting Period

The Remuneration System for the Senior Management was considered and approved at the 2002 Annual General Meeting of the Company on 18 June 2003. In 2013, the Company continued to adopt this system as the basis of appraising and rewarding the Company’s Senior Management.

Internal Control

(1)	Statement of Responsibility for Internal Control and the Establishment of the Internal Control System

1.	Statement of responsibility for internal control

The Board of the Company is responsible for establishing and maintaining a complete internal control system pertinent to financial reporting.

The objectives of internal control pertinent to financial reporting are to ensure that the financial information reported is true, complete and reliable and to prevent the risk of material misstatements. However, internal control has its inherent limitations and can only provide a reasonable level of assurance to achieve the objectives mentioned above.

The Board has evaluated the internal controls pertinent to financial reporting in accordance with the requirements under the Basic Standards for Enterprise Internal Control, and is of the view that such internal control was effective in the year 2013.

2.	Establishment of the internal control system

Overall plan of internal control establishment

Since 2004, the Company has established and implemented a full internal control system which covers aspects such as production, operations, finance, investment, human resources and information disclosure, and has been amending the Internal Control Manual annually in accordance with domestic and overseas regulatory requirements, risk prevention needs and the internal control review recommendations from external auditors.

The Company’s internal control system has been established primarily for the following basic objectives: (a) to standardize the enterprise’s business operation, prevent operational and managerial risks, ensure that financial statements and relevant information are truthful and complete, improve operational efficiency and effects, and facilitate the achievement of the Company’s development strategy; (b) to plug loopholes and eliminate potential hazards so as to prevent, detect and correct mistakes and fraudulent acts in a timely manner, thereby ensuring that the Company’s assets are secure and integral; and (c) to ensure that the relevant state laws and regulations, the Articles of Association and internal rules and regulations are thoroughly enforced so as to fulfill the regulatory requirements for listed companies in both domestic and overseas capital markets.

Internal Control (continued)

Work plan and implementation on establishing and improving the internal control system

The Internal Control Manual (2013 Revised Edition) comprises 51 operation procedures in 22 categories and sets out 1,452 control points and 340 authorization control indicators. The scope of control covers the major areas of the Company’s production, operations and development, as well as the key procedures of relevant business such as financial management, accounting and auditing, procurement of raw materials, product sales, capital expenditures, human resources and information management. The scope of control also includes reviewing the sufficiency of the Company’s resources of accounting, financial management and reporting functions as well as employee qualifications and experience and the adequacy of the training courses attended by the employees and the relevant budget.

In 2013, the Company conscientiously enforced the Internal Control Manual approved by the Board, and conducted self-review, walk-through test on procedures and integrated inspection on internal control in accordance with the relevant rules and regulations. The external auditors of the Company also reviewed the status of the Company’s internal control system. The management of the Company considers that the internal control of the Company was effective during the Reporting Period.

Establishment of the department inspecting and supervising internal control

The Company has established an internal control task force with the President and the Chief Financial Officer as its chief and deputy chief, respectively. As the leading organ of the Company’s overall internal control system, the task force is mainly responsible for approving annual amendments to the Internal Control Manual, considering updates to the Internal Control Manual, reviewing the annual self-assessment report on internal control, handling and rectifying issues identified during an internal control review and reporting major issues to the Board for consideration and approval.

The internal control task force has an internal control office, which is a department in charge of internal control review and supervision. The office is responsible for directing or organizing daily inspections and evaluation, organizing annual comprehensive inspections and evaluation of the Company, organizing specific inspections and evaluation as needed, supervising and rectifying, drafting assessment proposals and reporting them to the internal control task force and submitting regular reports on internal control inspection and supervision to the Audit Committee of the Board.

The Company has established an internal control supervisor working network consisting of 45 members. These internal control supervisors, on behalf of their respective departments or administrative heads of second-tier units, conduct internal control work and activities within their respective supervisory scope and functionally report to the internal control office of the Company.

The Board’s work arrangements for internal control

Through the Audit Committee set up under the Board, the Board reviews reports on the establishment of the internal controls of the Company and the results of the implementation and inspection of the internal controls on a regular basis. It also considers and publishes its self-assessment report on the internal controls of the Company on an annual basis, and considers and approves the revised Internal Control Manual of the Company.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to the “Sarbanes-Oxley Act”. PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to “Audit Guidelines for Enterprise Internal Control” in 2013.

Improvements to the internal control system in relation to financial audit

Improvements to the internal control system in relation to financial audit According to the Accounting Law, Enterprise Accounting Standards and other relevant laws and regulations, the Company has revised SPC Procedures Governing Reimbursement of Travel Expenses. Meanwhile, the Company has organized and amended the “Internal Control Manual” (2013 edition) accordance with the Internal control standards and domestic overseas regulatory requirements. In addition, the Company has amended the Matrix Table on Locus of Control in Relation to Financial Reporting according to the “Internal Control Manual”. In order to accelerate financial payment processing, standardize internal operation and make full use of information technology tools, the Company developed and established the financial payment approval system, which included the function of contract information integration, ERP data integration, internal IT technology, electronic approval, process standardization, in the operation of permissions, separation of duties, configuration, operations and so forth.

In order to fully Implement a comprehensive risk management system as required by the State-owned Assets Supervision and Administration Commission. The Company also formulated and set up a SPC Comprehensive risk management program and system as required by the Integrated Management System.

Defects present in internal control and relevant rectification

The Company has conducted an assessment on its internal control work in 2013. The results of the assessment are: no material deficiencies were detected in the design or implementation of the internal control of the Company from 1 January 2013 to 31 December 2013.

Internal Control (continued)

(2)	The Company’s Disclosure of the Assessment Report on the Internal Control

1.	The Company has disclosed an assessment report of the Board on internal control.

2.	The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company as at 31 December 2013 pursuant to the requirements of Audit Guidelines for Enterprise Internal Control. An auditor’s Report on Internal Control over Financial Reporting according to “Audit Guidelines for Enterprises Internal Control” has been issued.

(3)	The Company’s Establishment of an Accountability System for Major Errors in the Disclosure of Information in Annual Report

The Company’s Information Disclosure Management System (2012 Revised Version) defined specific regulations for the accountability for major errors in the disclosure of information in its annual report. During the Reporting Period, there were no major errors in the disclosure of information in the Company’s annual report such as amendments to major accounting errors, supplements to material omission of information or amendments to results forecasts.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules)

The Company is committed to operating in compliance with standards by implementing stringent corporate governance measures and enhancing accountability and transparency, to bring higher return for the shareholders. It is the Company’s belief that adopting a good corporate governance system and a world-class governance model is essential for the development of the Company into a competitive international petrochemical enterprise.

Corporate Governance Practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) except for certain deviations from Code Provision A.2.1 and Code Provision A.5.1 under the Code as listed below.

•	Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation:	Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reasons:	Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

•	Code provisions A.5.1: Issuers should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors.

Deviation:	During 25 April 2013 to 28 August 2013, the Nomination Committee did not comprise a majority of independent non-executive directors.

Reason:	According to the announcement issued on 2 May 2013, Mr. Wang Yongshou, an independent non- executive director, chairman of the remuneration and appraisal committee and a member of the audit committee and the nomination committee, passed away due to illness on 25 April 2013. Mr. Shen Liqiang, an existing independent non-executive director of the Company, has been appointed as a member of the Nomination Committee.

In order to enhance the corporate governance practices of the Company and comply with the amendments to board diversity under Corporate Governance Code, the Nomination Committee adopted the Board Diversity Policy on 27 August 2013.

Corporate Governance Report

Prepared in Accordance with the Hong Kong Listing Rules) (continued)

Set out below are the corresponding practices of the Company in relation to the principles under the Corporate Governance Code for the reference of the shareholders.

A.	Directors

A.1	The Board

The Board meets at least once per quarter. In 2013, nine Board meetings were held. Before each Board meeting, the Secretary to the Board would consult each Director on matters to be tabled at the relevant Board meeting. Any matters so raised by the Directors would be included on the agenda of the relevant regular Board meeting. During the year, all notices and draft agenda of all Board meetings were sent to all Directors no later than 14 days before the date of the meeting.

All Directors maintain communication with the Secretary to the Board of the Company, who is responsible for ensuring that the operation of the Board complies with the relevant procedures and advising the Board on matters concerning corporate governance and regulatory compliance. The Secretary to the Board is responsible for preparing and maintaining minutes of Board meetings and those of Board committees, and the delivery of the same to the Directors within a reasonable period of time from the conclusion of the respective meetings. Such minutes are also open for inspection by any Director or member of the Board committees. The Directors are entitled to seek independent professional advice at the Company’s expense.

If any substantial shareholder or Director has a conflict of interest in a material matter for which a Board meeting shall be held, the Director(s) concerned shall abstain from voting and shall not be counted towards the quorum present at the Board meeting.

The Company has purchased liability insurance against any possible legal action against its Directors.

A.2	Chairman and President

Mr. Wang Zhiqing serves as the Chairman and President of the Company. The Chairman of the Company was elected by a simple majority vote of the Board. The President is appointed by the Board. The duties and responsibilities of the Chairman and the President are clearly separated and the scope of their respective duties and responsibilities is set forth in the Articles of Association.

The Chairman of the Company is responsible for providing to all Directors all information concerning the performance of Board duties. The Chairman of the Company is also committed to improving the quality of the information and timeliness of the delivery of information to the Directors. The Chairman of the Company plays an important role in promoting good corporate governance within the Company. One of the other important roles of the Chairman of the Company is to lead the Board, encourage the Directors to carry out their duties in a sincere manner with mutual support and close cooperation, and make an active contribution to the production, operation, reform and development of the Company. The Chairman should also be responsible for determining and approving the agenda for each Board meeting.

In 2013, the Chairman of the Board and Non-executive Directors (including Independent Non-executive Directors) held a meeting without the attendance of Executive Directors, for exchanges and discussions on the Board’s annual work plans and the implementation of such plans as well as the state of the Company’s production and operations and its development prospects.

The Chairman is the person most responsible for the Company’s investor relations work, including presiding over and participating in major investor relations activities (including shareholder meetings, results presentations, press conferences, significant events and roadshows, important domestic and overseas capital market conferences and major financial media interviews, etc.) and maintaining contact with shareholders to ensure that the views of the shareholders can be conveyed to the entire Board.

A.3	Board composition

The Company discloses the composition of its Board by position (including Chairman, Executive Directors, Independent Non-executive Directors and Non-executive Directors) in all of its correspondence. The Company has four Independent Non-executive Directors, representing one-third of its total number of Directors. To enable the shareholders to have a better understanding of our Directors and the composition of our Board, the profiles of each Board member and their respective roles and responsibilities are available on the websites of the Hong Kong Stock Exchange and the Company.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

A.4	Appointments, re-election and removal

All of the Directors (including Non-executive Directors) are appointed for a specific term. According to the Articles of Association, Directors shall be elected by the shareholders at a general meeting for a term of three years, and shall be eligible for re-election upon expiry of their terms of office. However, the term of an Independent Non-executive Director may not exceed a total of six years. Appointment of all new Directors of the Company shall be subject to approval by shareholders at the first general meeting after their appointment.

A.5	Nomination Committee

The Company has established a nomination committee which is chaired by the Chairman of the Board and comprises two other members who are Independent Non-executive Directors.

The Nomination Committee is a special committee under the Board of the Company that is accountable to the Board and is mainly responsible for making recommendations to the Board on the procedures and criteria for the selection and appointment of the Company’s Directors and Senior Management, as well as on their qualifications to hold office.

The Rules of Procedure for the Nomination Committee is published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. It contains a clear statement on the terms of reference of the Nomination Committee.

The Company provides adequate resources to the Nomination Committee for the performance of its duties. If it needs to seek independent professional advice during the performance of its duties, it may do so at the Company’s expense.

A.6	Responsibilities of Directors

To ensure the Directors adequately understand the operations and businesses of the Company, every newly appointed Director receives a comprehensive set of introductory materials after his/her appointment which includes an introduction to the Group’s business, the duties and responsibilities of a Director and other legal requirements. Relevant on-going professional training sessions are also organized for newly appointed Directors to help them fully understand the duties that a Director should fulfill as stipulated in the relevant requirements of the laws and regulations, including the Hong Kong Listing Rules, and enable them to have a timely and comprehensive understanding of the operations of the Company. In addition, all Non-executive Directors would receive updated information provided by the management regularly, including strategic plans, business reports and analyses on economic activities and so forth. As such, the Non-executive Directors are able to perform their duties effectively. The functions of the Non-executive Directors include the following: participating in Board meetings to provide independent opinions; taking a lead at Board meetings where potential conflicts of interest arise; serving as members of the Board committees when invited; and scrutinizing the Company’s performance.

The Secretary to the Board of the Company is responsible for ensuring that all Directors receive updates on the requirements of the Hong Kong Listing Rules and other legal requirements.

While the Directors give opinions on matters such as external guarantees, financing and connected transactions, the Company appoints relevant independent professionals such as auditors, sponsors and lawyers to provide independent opinions so as to help the Directors discharge their duties.

(1)	Training of Directors

All Directors participated in continuing professional development to update their expertise and skills so as to ensure that they perform their duties better in contributing to the Board. Each of the Directors has provided to the Company records of their participation in the relevant training in 2013. The Company has also committed to organizing training programs for its Directors.

(2)	Changes in part-time jobs disclosed by Directors to the Company

Mr. Cai Tingji, an Independent Director of the Company, disclosed to the Company that he was appointed an independent director of China Merchants Fund Management Co. Ltd. on 8 November 2013. In addition to the Company and China Merchants Fund Management Co. Ltd, Mr. Cai is also an independent director of two listed companies in Hong Kong, namely YGM Trading Ltd. (00375) and Yangtzekiang Garment Ltd. (00294).

For details on the Directors’ participation in the Board meetings and attendance at shareholder meetings, please refer to (3) Performance of Duties by the Directors under Section of “Corporate Governance” in this annual report.

A.7	Supply of and access to information

To facilitate the Directors in performing their duties more effectively and obtaining the relevant information so as to make informed decisions, the agenda of all meetings of the Board or Board committees, together with all relevant documents, are sent to each Board member at least three days before the date of the relevant meetings. The Directors may hold formal or informal meetings with the Senior Management before any Board meeting. The Directors and members of the Board committees are entitled to inspect the papers and minutes of meetings of the Board / the Board committees.

B.	Remuneration of Directors and Senior Management

B.1	The level and make-up of remuneration and disclosure

The Company established the Remuneration and Appraisal Committee in 2001, with two-thirds of its members being Independent Non-executive Directors. The terms of reference are set out in the Rules of Procedures for the Remuneration and Appraisal Committee of Sinopec Shanghai Petrochemical Company Limited and are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. In March 2003, the Remuneration and Appraisal Committee submitted to the Board proposals on the remuneration of the Directors, Supervisors and Senior Management of the Company. The proposals were implemented following approval by the shareholders at the Shareholders’ General Meeting. The Committee may seek advice from independent professionals if required in accordance with the applicable procedures, and may do so at the expense of the Company.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

C.	Accountability and Audit

C.1	Financial reporting

All Directors regularly receive comprehensive reports from the management covering strategic proposals, operations updates, financial objectives, plans and initiatives. The Board presents a balanced, clear and understandable assessment of the affairs and prospects of the Group in the Company’s annual and interim reports, other announcements relating to inside information and other financial disclosures as required under the Hong Kong Listing Rules.

During the Reporting Period, the management provided to members of the Board on a monthly basis information on the Company’s production and financial analysis, as well as Xinjinshan Post , a newspaper published by the Company that covers recent developments in the Company’s production and operations. In addition, external Directors were also able to promptly learn about the latest updates on the Company’s business and information disclosure on the Companyi¯’s website.

C.2	Internal control

The Company has established and continues to enhance its internal control system. The management of the Company conducts self-assessments and reviews on the effectiveness of its internal control every year. A self-assessment report is be prepared and submitted to the Board for approval. For details of the internal control of the Company for the Reporting Period, please refer to “The Establishment and Situation of the Internal Control System” in Section of “Internal Control” in this annual report.

The Board ensures that the internal control system of the Company is sound and proper so as to safeguard its shareholders’ investments and its assets through two reviews conducted annually by the Audit Committee on the Company’s internal control system. The Audit Committee conducted these reviews on the Company’s internal control for 2012 and the first half of 2013 in March and August 2013, respectively. The reviews were reported to the Board, and the recommendations provided by the Board further enhanced the Company’s internal control system, thereby enhancing the effectiveness and efficiency of internal control.

C.3	Audit Committee

The Company established the Audit Committee in June 1999. The establishment of the Audit Committee reflects the Company’s determination to improve the transparency of its financial reporting system and its financial arrangements. The Company places close attention towards the preparation of minutes by the Audit Committee. The draft of the minutes is prepared by the secretary of the meeting and dispatched to the members of the Committee within a reasonable period after the meeting. The composition and terms of reference of the Audit Committee are set out in the Rules of Procedures for the Audit Committee of Sinopec Shanghai Petrochemical Company Limited and are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. The Committee may seek advice from independent professionals in accordance with the applicable procedures, and may do so at the expense of the Company.

D.	Delegation of Powers by the Board

D.1	Management functions

The Board and the management of the Company are subject to clearly defined terms of reference separately set out in the Articles of Association. The Rules of Procedure for the Board, an annex to the Articles of Association, contains detailed provisions on the terms of reference, authorization, meeting policies and rules of discussion of the Board. The Company has also developed the Work Rules for the President which contains detailed provisions on the duties and responsibilities as well as the rules of procedure for the management.

D.2	Board Committees

As at the end of the Reporting Period, the Board has three committees, namely the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee, for which terms of reference have been prescribed. The Board committees submit minutes and resolutions and report to the Board after every meeting in respect of the progress of their work and results of discussion.

D.3	Corporate Governance functions

The terms of reference of the Board and its three special committees are set out in the Articles of Association and include the following items:

(a)	formulate and review the Company’s corporate governance policies and practices and make recommendations to the Board;

(b)	review and monitor the training and continuing professional development of Directors and Senior Management;

(c)	review and monitor the policies and practices of the Company in the compliance with the relevant legal and regulatory requirements;

(d)	review the compliance with the Corporate Governance Code of the Company and the disclosures in the Corporate Governance Report.

The Board and its special committees have performed the corporate governance duties listed above in 2013.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

E.	Communication with Shareholders

E.1	Effective communication

The Board is committed to maintaining smooth communications with the Company’s shareholders. The Company developed the “Work System of Investor Relations” and “Information Disclosure Management System”, which have been approved by the Board of Directors. The Chairman of the Board and a number of the Company’s Directors attended the 2012 Annual General Meeting and 2013 Extraordinary General Meeting so as to be able to communicate directly with the Company’s shareholders. Domestic auditors and international auditors also attended the 2012 Annual General Meeting.

The notice on convening the 2012 Annual General Meeting was dispatched to the shareholders at least 45 days before the meeting.

E.2	Voting by poll

The Company regularly informs its shareholders on the procedures of voting by way of a poll. The procedures for demanding a poll are contained in the notice of general meeting and the enclosed circular. Explanation of the relevant procedures is also provided at the general meeting. An external auditor is retained as the scrutinizer at each general meeting.

During the 2012 Annual General Meeting and 2013 Extraordinary General Meeting, the Chairman of the meeting explained the detailed procedures of voting by way of a poll at the meeting and answered all questions from the shareholders regarding voting by way of a poll.

F.	Company Secretary

The Company Secretary plays a major role in supporting the Board by ensuring that there is good communication and healthy exchanges between the members of the Board and that the Board complies with the rules of procedure.

The Company Secretary is responsible for providing advice to the Board through the Chairman of the Board and the President on governance matters and organizing the relevant training and professional development for Directors.

The Company Secretary is an employee of the Company and is familiar with the day-to-day affairs of the Company.

The selection, appointment or dismissal of the Company Secretary should be considered and approved at a Board meeting held on-site. The Company Secretary reports to the Chairman of the Board and the President and provides professional advice and services to all Directors to ensure that the Board procedures are in compliance with all applicable laws, regulations and policies.

Directors’ Securities Transactions

For details, please refer to the “Model Code for Securities Transactions” under the “Directors, Supervisors, Senior Management and Employees” section of this annual report. The Company is not aware of any information that would reasonably indicate that the Directors and Supervisors were not in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

Board of Directors

1.	Composition of the Board

The Board consists of 12 Directors, including six Executive Directors, two Non-executive Directors and four Independent Non-executive Directors, among whom there is one Chairman and one Vice Chairman. The personal particulars and terms of office of the Directors are set out in the “Directors, Supervisors and Senior Management and Employees” section of this annual report.

2.	Functions of the Board

The Board is primarily responsible for formulating and supervising the strategic development of the Company; determining the objectives, strategies, policies and business plans of the Company; reviewing and monitoring the Company’s operations and financial performance; as well as formulation of the appropriate risk management policies, thereby ensuring the achievement of the Company’s strategic objectives.

Subject to the Articles of Association, the Board shall convene at least four regular meetings every year. The Chairman serves as the convener of the Board meetings and is responsible for determining the topics to be considered. In practice, the Board convenes a minimum of four meetings each year. Nine Board meetings were held in 2013.

The particulars for Directors’ attendance at the Board meetings and Annual General Meeting have been included in the “Director, Supervisors, Senior Management and Employees” section of this annual report.

3.	Qualifications and Independence of the Independent Directors

The four Independent Non-executive Directors of the Company possess extensive experience as well as academic and professional qualifications in various areas that include management, accounting and finance, respectively, thereby ensuring the Board’s ability to protect the interests of the Company’s shareholders as a whole. During the Reporting Period, the Independent Directors contributed significantly in improving the Company’s corporate governance structure and protecting the interests of the Company’s minority shareholders. For example, Independent Non-executive Director Mr. Cai Tingji is a fellow of the Hong Kong Institute of Certified Public Accountants. He is highly familiar with financial reporting and accounting given his years of experience in auditing. The Company confirms that it has received from each Independent Non-executive Director confirmation of his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules, confirming to the Company his independence on an annual basis. The Company considers all of its Directors to be independent.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

Board Committees

As at the end of the Reporting Period, three committees were set up under the Board, namely the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee. Specific rules of procedure for each committee stipulating their terms of reference have been set out. The meetings of these committees are conducted with reference to the procedures of the Board meetings (including requirements on the issue of meeting notices, minutes and records).

1.	The Remuneration and Appraisal Committee

(i)	Role and Functions of the Remuneration and Appraisal Committee

The principal duty of the Remuneration and Appraisal Committee is to formulate and review the remuneration policies and proposals for the Directors and Senior Management, set performance appraisal standards and conduct performance appraisals of the Directors and Senior Management of the Company.

(ii)	Members of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee of the Seventh Session of the Board comprises three Directors, two of whom are Independent Non-executive Directors and one who is Executive Director.

Chairman: [Wang Yongshou], Independent Non-executive Director (January to April), Jin Mingda, Independent Non-executive Director (August to December)

Members: Jin Mingda, Independent Non-executive Director (January to August), Shen Liqiang, Independent Non-executive Director (August to December) and Ye Guohua, Executive Director

Note: Mr [Wang Yongshou], the original chairman of the Remuneration and Appraisal Committee of the seventh session of the Board of Directors, passed away due to illness on 25 April 2013. After consideration and approval at the 15th meeting of the seventh session of the Board of Directors convened on 28 August 2013, Mr. Jin Mingda, an original member of the Remuneration and Appraisal Committee, was appointed chairman of the Remuneration and Appraisal Committee, and Mr. Shen Liqiang, an independent Non-executive director, was appointed as a member of the Remuneration and Appraisal Committee.

(iii)	Meetings of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee convenes at least one meeting each year. In 2013, the Remuneration and Appraisal Committee convened one meeting with a record of attendance as follows:

Members of Remuneration and Appraisal Committee	Attendance in Person	Attendance by Proxy	% of Attendancy	Note

Wang Yongshou	0	1	100%
Jin Mingda	1	0	100%
Ye Guohua	1	0	100%
Shen Liqiang	—	—	—	Meetings of the Remuneration and Appraisal Committee have never be held during his term of service

(iv)	Procedures and Basis for the Determination of Remuneration of Directors and Senior Management

Allowances for Independent Directors are determined by the Board and the resolution of the same to be submitted to the general meeting for consideration and approval. Remuneration for other Directors, Supervisors and Senior Management are determined according to the Remuneration System for Directors, Supervisors and Senior Management which were passed at the 2002 Annual General Meeting.

The Remuneration and Appraisal Committee reviews the implementation of the remuneration evaluation every year. It also appraises the annual performance of the Company’s Directors and Senior Management, and determines their remuneration according to the results of the appraisal.

(v)	Work Report of the Remuneration and Appraisal Committee during the Reporting Period

During the Reporting Period, the Remuneration and Appraisal Committee reviewed the remuneration policy of the Directors and conducted annual appraisals with the Directors and the Senior Management.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

2.	The Audit Committee

(i)	Role and Functions of the Audit Committee

The Audit Committee is principally responsible for advising the Board on the appointment and dismissal, remuneration and terms of engagement of external auditors; supervising the Company’s internal audit system and its implementation; reviewing the financial information of the Company and its disclosure, including verifying the completeness of financial statements, annual reports and interim reports of the Company; reviewing the major opinions stated in the financial reports of the Company’s statements and reports; reviewing the financial control, internal control and risk management systems of the Company; and examining material connected transactions of the Company.

(ii)	Members of the Audit Committee

The Audit Committee of the Seventh Session of the Board comprises three Independent Non-executive Directors.

Chairman:	Cai Tingji, Independent Non-Executive Director (accounting expert)

Members:	Shen Liqiang, Independent Non-Executive Director, [Wang Yongshou], Independent Non-Executive Director (January to April) and Jin Mingda, Independent Non-Executive Director (August to December)

Note: Mr [Wang Yongshou], the original member of the Audit Committee of the seventh session of the Board of Directors, passed away due to illness on 25 April 2013. After consideration and approval at the 15th meeting of the seventh session of the Board of Directors convened on 28 August 2013, Mr. Jin Mingda was appointed as a members of the Audit Committee.

(iii)	Meetings of the Audit Committee

The Audit Committee convenes at least two meetings each year. In 2013, the Audit Committee convened three meetings with record of attendance as follows:

Members of Audit Committee	Attendance in Person (no. of times)	Attendance by Proxy (no. of times)	% of Attendancy
Cai Tingji	3	0	100%
Shen Liqiang	3	0	100%
Wang Yongshou	0	1	100%
Jin Mingda	1	0	100%

(iv)	Work Report of the Audit Committee during the Reporting Period

During the Reporting Period, the Audit Committee reviewed with the management the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including reviews of the annual report for the 12 months ended 31 December 2012, the interim report for the period ended 30 June 2013, considerations of the Company for Continuing Connected Transactions from 2014 to 2016 and so forth.

3.	The Nomination Committee

(i)	The role and functions of the Nomination Committee

The Nomination Committee is a special committee under the Board of the Company that is accountable to the Board, and is mainly responsible for making recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and Senior Management of the Company and on their qualifications to hold office.

(ii)	Members of the Nomination Committee

The Nomination Committee of the Seventh Session of the Board comprises three Directors, including one Executive Director and two Independent Non-executive Directors.

Chairman:	Rong Guangdao (January to April), original Executive Director, and Wang Zhiqing, Executive Director (June to December)

Members:	[Wang Yongshou], original Independent Non-executive Director (January to April), Jin Mingda, Independent Non-Executive Director, [Wang Yongshou], Independent Non-Executive Director and Shen Liqiang, Independent Non-Executive Director (August to December)

Note: Mr. Rong Guangdao, the original chairman of the Nomination Committee, resigned from the Board of Directors of the Company on 19 April 2013. As a result, his position as a member of the Nomination Committee was terminated automatically. After consideration and approval at the 12th meeting of the seventh session of the Board of Directors convened on 19 April 2013, Mr. Wang Zhiqing, an executive director, was appointed chairman of the Nomination Committee, effective upon the approval of the resolution of appointing Mr. Wang Zhiqing as the Chairman and President of the Company at the 2012 annual general meeting convened on 6 June 2013.

Mr. [Wang Yongshou], the original member of the Nomination Committee of the seventh session of the Board of Directors, passed away due to illness on 25 April 2013. After consideration and approval at the 15th meeting of the seventh session of the Board of Directors convened on 28 August 2013, Mr. Shen Liqiang, was appointed as a member of the Nomination Committee.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

(iii)	Meetings of the Nomination Committee

The Nomination Committee convenes at least one meeting each year. In 2013, the Audit Committee convened two meetings with a record of attendance as follows:

Name of Committee member	Position	Number of meetings held during the Reporting Period	Number of attendance in person	Note
Rong Guangdao	1	0
Jin Mingda	2	0	100%
Wang Yongshou	0	1	100%
Wang Zhiqin	1	0	100%
Shen Liqiang	—	—	100%
			—	Nomination Committee have never be held during his term of service

(iv)	The work of the Nomination Committee in the Reporting Period

During the Reporting Period, the Nomination Committee of the Board of Directors approved Board Diversity Policy of the Company, and reviewed the structure, number of members and formation of the Board of Directors. It also reviewed the independence of the Independent Non-executive Director and considered Independent Non-executive Directors and Executive Director candidates, based on objective criteria whilst, having due regard to the benefits of board diversity (including but not limit to gender, age, culture and educational background, professional experience, skill, knowledge and length of service) and commitment shown towards board responsibilities. Recommendations and nominations were made to the Board of Directors. The committee also examined candidates for senior management positions recommended by the President and advised the Board of Directors on such candidates.

Supervisory Committee

The Company’s Supervisory Committee comprises seven members, including three Staff Supervisors, two External Supervisors and two Independent Supervisors, one of whom serves as Chairperson of the Committee. The particulars and terms of office of each Supervisor are set out in the “Directors, Supervisors, Senior Management and Employees” section of this annual report. In addition, Mr. Gao Jinping, the original chairman of the Supervisory Committee and staff supervisor, requested to the Supervisory Board to resign from his position as supervisor and chairman of the Supervisory Committee on 18 April 2013. Pursuant to the Articles of Association of the Company, Mr. Gao Jinping’s resignation came into effect on 18 April 2013 when his resignation report was delivered to the Supervisory Committee of the Company. On 14 November 2013, the Staff Democratic Management Organization elected Mr. Zhang Jianbo to be staff supervisor representing the staff of the Company. On 18 November 2013, the seventh Board of Directors considered and approved the resolution in respect of the election of Mr. Zhang Jianbo as chairman of the Supervisory Committee of the Company at its 12th meeting.

In 2013, the Supervisory Committee of the Company convened five meetings with a record of attendance as follows:

Name of Supervisor	Position	Number of meetings held during the Reporting Period	Number of attendance in person	% of attendance

Gao Jinping	Previous Staff Supervisor and Chairperson (January - April)	2	0	100%
Zhang Jianbo	Staff Supervisor and Chairperson (November - December)	1	1	100%
Zuo Qiang	Staff Supervisor	5	0	100%
Li Xiaoxia	Staff Supervisor	4	1	100%
Zhai Yalin	External Supervisor	5	0	100%
Wang Liqun	External Supervisor	5	0	100%
Chen Xinyuan	Independent Supervisor	5	0	100%
Zhou Yunnong	Independent Supervisor	5	0	100%

During the Reporting Period, the Company’s Supervisory Committee established and refined the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies. The Supervisory Committee discharged its supervisory duties and exercised supervision over the management’s compliance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies. It also supervised the enforcement of the resolutions passed at Shareholders’ General Meetings and Board meetings, compliance with decision-making procedures and the implementation of the internal control system, in addition to examining the financial system and the financial situation of the Company in a conscientious manner, thereby ensuring the normal operation of the Company and safeguarding the shareholders’ legitimate interests.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

Directors’ Responsibilities in relation to the Financial Statements

The following statement, which should be read in conjunction with the domestic and international auditors’ reports on pages 191 to 192 and pages 104 to 105, respectively, sets out the responsibilities of the Directors in relation to the Company’s financial statements.

•	Annual reports and accounts

The Directors acknowledge their responsibilities in preparing the financial statements which give a true and fair view of the state of affairs of the Company for each financial year.

•	Accounting policies

During the preparation of the financial statements of the Company, the Directors should adopt appropriate accounting policies, namely the CAS issued by the Ministry of Finance of the PRC, and the IFRS and IAS. The Directors shall also ensure that the financial statements are in line with all applicable accounting standards.

•	Accounting records

The Directors are responsible for ensuring that the Company keep accounting records which reflect with reasonable accuracy the financial positions of the Company and which enable the preparation of financial statements in accordance with the Companies Ordinance of Hong Kong and the applicable accounting standards.

•	Going concern

The Directors, having made the appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing its financial statements.

Company Secretary

The Company Secretary is elected by the Board, and his/her responsibilities are set out in the Articles of Association. Company Secretary Mr. Zhang Jingming, a fellow member of the Hong Kong Institute of Chartered Secretaries, attended professional training for a total of 15 class hours organised by the institute in 2013.

Auditors’ Remuneration

At the 2012 Annual General Meeting of the Company held on 6 June 2013, it was approved that the international and domestic auditors of the Company for the year of 2013 be changed to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively. It was also authorized that the audit fees would be determined by the Board.

Item	Amount	Auditor
Audit Fees for the year of 2013	RMB3 million	PricewaterhouseCoopers
Audit Fees for the year of 2013	RMB4.8 million	PricewaterhouseCoopers ZhongTian LLP

The service term of KPMG and KPMG Huazhen (Special General Partnership), the international and domestic auditors of the Company for 2012, will expire at the 2012 Annual General Meeting. As recommended by the Audit Committee, the Board has resolved at the eleventh meeting of the seventh session of the Board held on 27 March 2013 to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (renamed as “PricewaterhouseCoopers Zhong Tian LLP on 1 July 2013”) as the international and domestic auditors for the financial year 2013, respectively, and approved their appointments at the 2012 Annual General Meeting.

Shareholders’ Rights

The Company maintains normal communication with its shareholders. The Company’s major communication channels include Shareholders’ General Meetings, the Company’s website, email account and fax and telephone numbers of the Secretary Office of the Board. Through the use of the communication channels listed above, the shareholders may adequately express their opinions or exercise their rights. For example, a shareholders’ question and answer session was arranged at the General Meetings held in 2013, allowing direct communication between the shareholders, the Directors and the management.

For details of the procedures and voting and proxy arrangements of the Shareholders’ General Meetings of the Company, please refer to the Articles of Association published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

The rights of shareholders of the Company holding ordinary shares are also set out in the Articles of Association. Once these shareholders provide the Company written documents on the class and numbers of shares of the Company held by them, and after their shareholder identities are verified by the Company, they are entitled to access relevant information as permitted by law, administrative regulations and the Articles of Association.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

According to the Articles of Association, the Board shall convene an extraordinary general meeting within two months of the following circumstances:

(i)	the number of directors is does not meet the number required by the Company Law or less than two-thirds as required by the Articles of Association;

(ii)	the uncovered losses of the Company’s capital reach one-third of the Companyi¯s paid-up share capital;

(iii)	upon written requisition by the shareholders individually or jointly holding ten percent, (10%) or more of the issued and outstanding voting shares of the Company;

(iv)	when deemed necessary by the Board or proposed by the Supervisors;

(v)	in other circumstances as required by the law, administrative regulations, departmental rules or the Articles of Association.

Investor Relations

During the Reporting Period, the Company continued to strengthen the management of investor relations, implement in a conscientious manner the “Work System of Investor Relations”, engage in active interaction and communication with investors and submitted investors’ opinions and suggestions to the Company’s management in a timely manner. In principle, the Company convenes results briefings every six months after the release of its annual and interim results. In 2013, the Company held two large-scale results briefings and press conferences in Hong Kong, while several “one-to-one” meetings were held within and outside China. The Company has also welcomed over 200 domestic and foreign investors at the Company’s headquarters, and conscientiously replied to telephone queries and letters from investors, intermediaries and fund managers. In addition, the Company also actively attended capital market meetings organized by securities research companies and investment banks and so forth.

The information of the Company’s website is updated regularly to keep the Company’s investors and the public informed of the Company’s latest developments.

The Articles of Association and its appendices were amended upon approval at the secondary Extraordinary General Meeting of the Company for 2013 held on 11 December 2013. For details, please refer to the announcement on Resolutions Passed at the 2013 Secondary Extraordinary General Meeting posted on “China Securities Journal” and “Shanghai Securities News”, the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 12 December 2013.

Report of the Directors

Management’s Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.)

1.	General - Review of the Company’s operations during the Reporting Period

In 2013, the global economy experienced a slow recovery. With growth gradually strengthening in developed economies we saw a recovery from the economic downturn, particularly with the slow but steady recovery of the U.S. economy. However, due to insufficient overall demand, the demand for imports from developing countries declined significantly. Emerging and developing countries struggled to adapt, and with the decrease in capital inflows as well as significant fluctuations in the financial market, their economies grew at a much slower pace than in the past. Amid such substantial adjustment and changes the global economy lacked momentum for growth. The complex and ever-changing global economic environment put further downward pressure on the PRC economy. The PRC government adhered to the strategy of seeking progress while maintaining stability and managing stable growth, adjusting the country’s business structure and promoting of reform. The PRC economy showed steady improvement, with annual GDP growth of 7.7%, signaling a further slowdown in economic growth as compared with the previous year. The petroleum and petrochemical markets remained sluggish, complicated by factors such as increased downward pressure on the economy, a weak recovery in downstream demand and significant problems with overcapacity.

In 2013, facing such complex market conditions, the Group focused on its target of establishing a refining and petrochemical enterprise which is “Leading in China, First-class in the world” and improved the quality and efficiency of development. With its market-orientated approach, the Group took full advantage of its Refinery Revamping Expansion project by working on aspects of production, operation and development so as to improve the safety and environmental-friendliness of its plants, maintain stable production and operations and further develop its optimization programs. The Company’s major production facilities recorded stable and high volumes of through-put. Remarkable results were achieved through meticulous management, bring significant improvements to efficiency.

Report of the Directors (continued)

(i)	Production and business operations remained safe and stable

In 2013, the Group continued to place importance on HSE by implementing an HSE accountability system at each level to strengthen supervision of production safety at construction sites and modifying the performance appraisal of HSE, resulting in continual improvement in its safety and environmental practices with no serious allidents involving production safety, pollution or occupational poisoning, the Company achieved its goal of creating a safe and environmentally friendly work environment. Overall production remained stable: the number and duration of unplanned shutdowns at major production plants declined by 34.48% and 9.27%, respectively. Among the 109 major technical and economic indicators, 66 exceeded those of the previous year, while 38 reached advanced levels in the industry.

In 2013, physical production volumes experienced substantial growth after the completion and operation of the Refinery Revamping Expansion Project, with the total volume of goods produced amounting to 15,604,300 tons, an increase of 31.75% over the previous year. During the year, the Group processed 15,667,800 tons of crude oil (including 811,800 tons of crude oil processed on a sub-contract basis), representing an increase of 39.97%. Total production output of gasoline, diesel and jet fuel amounted to 9,072,600 tons, representing an increase of 54.33%, with the Group producing 2,871,500 tons of gasoline, 4,931,200 tons of diesel and 1,269,900 tons of jet fuel, representing increases of 181.44%, 22.43% and 52.89%, respectively. The Group produced 953,300 tons of ethylene and 611,800 tons of propylene, representing increases of 4.22% and 21.29%, respectively. The Group produced 939,200 tons of paraxylene, representing an increase of 8.43%. The Group also produced 1,129,900 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), representing an increase of 3.90%; 877,100 tons of synthetic fibre monomers, representing a decrease of 13.64%; 523,500 tons of synthetic fibre polymers, representing a decrease of 17.70%; and 252,800 tons of synthetic fibres, representing an increase of 0.48%. Meanwhile, the Group continued to maintain a premium level of quality in its products.

In 2013, the Group’s turnover amounted to RMB115.49 billion, representing an increase of 24.17% over the previous year. Its output-to-sales ratio and receivable recovery ratio were 100.07% and 100%, respectively. The value of the Group’s annual imports and exports amounted to US$11,256 million, representing an increase of 24.84%.

(ii)	Growth in market demand decelerated, and prices of petrochemical products fell

Against the backdrop of a sluggish recovery of the global economy and mounting downward pressure on China’s economy, the overall performance of the domestic petrochemical industry was poor in 2013. Excessive expansion of the production capacity of bulk petrochemical products and the declining rate of growth in domestic and international demand led to intense competition in the market and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while supply and demand of refined oil products eased. For the year ended 31 December 2013, the weighted average prices (VAT excluded) of the Group’s synthetic fibres, intermediate petrochemical products, and petroleum products decreased by 1.83%, 11.08% and 0.15%, respectively, over the previous year. The weighted average price (VAT excluded) of resins and plastics increased by 1.92% over the previous year.

(iii)	International crude oil prices fluctuated at high levels, and costs of crude oil processing increased

In 2013, supply and demand in the world petroleum market remained relatively strong throughout the year. With the combined effects of factors such as the geo-political situation in the Middle East and North Africa, the extraction of shale oil gas in North America which caused a fundamental oversupply globally and market speculation, international crude oil prices experienced severe fluctuations at a high level. With U.S. economic growth stronger than expected, U.S. petroleum demand rose, reversing a falling trend from the past several years. This boosted the usage of new crude oil transmission pipes and cause speculators to maintain their shareholding positions, which in turn led to an increase in the WTI oil price over the previous year. The average WTI crude oil price on the New York Commodities Exchange in 2013 was US$97.94/barrel, representing a 4.06% increase from the average of US$94.12/barrel in 2012. The average price of Brent crude oil on the London Intercontinental Exchange was US$108.64/barrel, a decrease of 2.68% from US$111.63/barrel in 2012. In 2013, the average price of crude oil in Dubai was US$109.05/barrel, decreased by 3.00% compared with USD$109.05/barrel in 2012.

For the year ended 31 December 2013, the Group processed a total of 15,667,800 tons of crude oil (including 811,800 tons processed on a sub-contract basis), representing an increase of 4,474,300 tons, or 39.97%, over the previous year. Of this, domestic offshore oil accounted for 32,500 tons and imported oil accounted for 15,635,300 tons. In 2013, the Company’s adaptability of crude oil processing increased and the ability to process relatively low-cost high-sulfur crude oil has greatly improved after the completion of upgrade work on refineries. The average unit cost of crude oil processed (for its own account) was RMB4,819.11 per ton (RMB5,224.38 per ton in 2012), representing a decrease of 7.76% over the previous year. The Group’s total cost of processing crude oil reached RMB71,593.0 million in 2013, representing an increase of 28.91% compared to RMB55,538.0 million for the previous year, representing 69.36% of the total cost of sales.

(iv)	Outstanding achievement resulting from System Optimization

In 2013, the Group fully took advantage of the Refinery Revamping Expansion project through the higher adaptability crude oil afforded by newly established refinery facilities which were built with up-graded material, so as to minimize the numbers of crude oil resources and focus on those ideal sources of crude oil, with an aim to reduce the procurement cost. The shut-down of No. 1 delayed coker and the optimization of residual oil processing scheme have ensured that optimal efficiency in the processing of oil residue can be achieved. By optimizing the structure of refined oil and increasing the proportion of high-grade oil products, the ratio of diesel to gasoline decreased from 3.95:1 in 2012 to 1.72:1 in 2013. Production of No. 95 gasoline and above increased by 109.44% year-on-year, and jet fuel production increased by 52.88%. The Group fully utilized SPYRO software to optimize the structure of ethylene cracking and aromatics feedstock. The fuel structure was also improved by the replacement of natural gas with by-product dry gas, and the Group continued to optimize the operation of the flare gas recovery system. By properly calculating the economic efficiency of the production facilities, those plant were operated at full capacity and these with losses were operated with mininum load. By strengthening the management of operating capital, expanding financing channels, introducing innovative new financing tools and enhancing capital operations efficiency, the financial net income for the year amounted to RMB122 million. Chenshan Oil Deport Asset was transferred by way of an asset package, facilitating a reduction in relevant tax expenditures.

Report of the Directors (continued)

(v)	Future Progress made in energy conservation and emissions and discharge reduction

In 2013, the Group continued to carry out various energy conservation and emissions and discharge reduction measures in accordance with the relevant requirements in China. During the year, the Group achieved all energy conservation and emissions and discharge reduction targets set by the government during the year. In 2013, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.832 ton of standard coal, representing a decrease of 16.63% compared to 2012. The properly treatment ratio of waste water, waste solid and waste gas reached 100%, with a decrease of 58.96% in the solid waste being sent out for treatment by contract. The total volumes of COD declined 0.14%, the discharge volume of nitrogen oxides declined by 5.25%, and that of ammonia nitrogen declined by 11.51%. Despite full operation of the refinery upgrade and expansion project, the total volumes of sulphur dioxide emissions were controlled effectively, with only a slight increase of 9.04%. Various indices for waste water discharge compliance and the hazardous waste treatment met the relevant environmental protection compliance requirements. The average heat efficiency of heaters improved by 0.35 percentage points to 92.24% over the previous year. In accordance with the requirement to eliminate backward production capacity imposed by the Shanghai government, the shutdown of No.1 ethylene cracker was executed in November 2013 ahead of the schedule. The Group improved the quality of its refined oil product by upgrading its gasoline to Hu V petroleum and its diesel to Guo V diesel and supplied to the market. In 2013, the Group also placed focus carbon emission trading, securing a carbon emissions quota for 2013 to 2015 and, its first batch of carbon credits with an amount equivalent to 1,000 tons.

(vi)	Marked achievements in technological progress

In 2013, the Group continued its efforts in system optimization and rectification work under the Refinery Revamping Expansion project. During the year, it implemented 3,000 tonnes/year n-amylene and 100,000 tonnes/year EVA projects with a total investment of RMB1.317 billion. It promoted research on carbon fibre and other such key research projects, developed the industrialization of new products and carried out expansion work into new market. Phase 1 of the carbon fibre plant operated steadily with significant enhancements in product quality while satisfying the production target for a single operating cycle. A new model PTA pressure filter and a new boiler featuring enhanced efficiency and optimized factors were put into use. Comprehensive isopentenyl technology, glycol silver catalyst technology and other such technologies passed qualification tests. Technologies that include ethylidene norbornene, ethoxylates, sodium cyanide and biological fluidized bed sewage treatment technology formed a process package with industrial applications. A number of research projects on areas such as the dual copolymer polypropylene reactor pilot plant and the processing and application of synthetic were conducted. Industrial applications were developed with respect to polyethylene for micro fibre, polypropylene for capacitor film, large diameter low melt droop polyethylene tube pellets, flexible board polyester, insulating polyester, fine anti-pilling acrylic, acrylic patterned cloth and so forth. 383,700 tonnes of new product were produced, with a total product differentiation rate of 62.94%. A total of 50 patent applications were submitted, and 17 patent licenses were awarded. New products featuring new technologies and energy and water saving equipment projects were certified. A total of RMB7.742 million in subsidies was granted by the Shanghai municipal government.

(vii)	Corporate management further reinforced, and achievements made in enhancing standard of informatization

In 2013, the Group further enhanced its integrated management system. In addition to passing the annual integrated management system review conducted by the Shanghai Audit Center of Quality System, the Group increase its training system certifications and its laboratory capabilities. The Group took steps to further enhance the integration of appraisal reviews and performance indicators. It also adjusted functions such as HSE educational training, the blending of refined oil, the dispatching of cogeneration and production, and monitoring of environmentally-friendly measures. It strived to continually improve its management system through the consolidation of resources. Much effort was put into promoting the use of an information technology system. The Group carried out inspections on the APC system for four Diesel Hydrogenation Plants, launched APC systems at plants such as No. 2 Restructuring Plan for four production plants, completed the procedural simulation system for eight production plants and renovated the procedural simulation system for four production plants. The Group also made improvements to its information technology through the use of assessment and evaluation mechanisms while building on its existing capabilities. The level of use major information technology systems such as APC, ERP and HR increased constantly. In 2013, the Group was accredited as a “National Business Model of Integration of Industrialization and Information Technology” by the Ministry of Industry and Information Technology and was accredited as a “Grade A Petrochemical Corporation in Sinopec” for four consecutive years.

As at 31 December 2013, the Group reduced its headcount by 880 people, including voluntary redundancies and staff retirements. This accounted for 5.86% of the total workforce of 15,007 staff on the payroll as at the beginning of the year.

(viii)	Brief analysis of main factors leading to significant increase in operating results for the year

The main reasons for the improvement in the Group’s operating results during the Reporting Period were:

(a)	The completion and commencement of operation the Refinery Revamping Expansion Project, which boosted the Group’s ability to process sour crude and the production capacity for refined oil. This has enhanced the Group’s product structure, with more potential for raw material optimization, much greater improvement in the raw material quality of ethylene and aromatics, and a clear decrease in production costs. In 2013, the processing cost of a unit of crude oil amounted to RMB4,819.11 per ton, representing a decrease of 7.76% compared to RMB5,224.38 per ton for the previous year.

(b)	Improvement in the structure of refined oil boosted profit from the refining segment significantly. Compared to the previous year, the ratio of diesel sales to gasoline sales was reduced from 3.69:1 to 1.67:1, with while the substantial growth in gasoline sales contributed significantly to the increase of earnings. Through the improvement of product structure, less petroleum coke and more bitumen was produced,. This resulted in a decrease of 1.83 in the proportion of petroleum coke to bitumen , with the price difference between petroleum coke and bitumen contributing towards the increase in earnings.

Report of the Directors (continued)

(c)	In 2013, the Group’s net financial income amounted to RMB122 million, representing an increase of RMB405 million over the net financial cost of RMB283 million in 2012. Mainly due to US dollar against the RMB devaluation in the reporting period, a net increase in foreign exchange gains.

(d)	A net gain of RMB465 million from the asset transfer involving the Chenshan oil depot.

In 2013, the Group proactively communicated with non-circulating A-shares shareholders to carry out the tasks related to the A-share reform. These reforms were successfully implemented. On 31 May 2013, trading of the Group’s A shares was suspended after being notified by the controlling shareholder, Sinopec Corp. on the proposed the commencement of planning and preparation of the A-share reform scheme on 30 May. The Company disclosed the A-share reform scheme on 8 June and disclosed the adjusted share reform scheme on 20 June. The Company used it the best efforts through numerous means to secure the support of and enhance communication with the holders of A-share circulating shares, such as through roadshows, online interaction, telephone discussions and so forth. On 8 July, the shareholders approved the A-shares reform scheme in the relevant shareholders’ meeting. The implementation of the share reform was completed on 20 August. This matter of share reform, which has been an unresolved matter for the Company for many years, has finally reached a satisfactory conclusion.

2.	Accounting judgments and estimates

The Group’s financial condition and the results of its operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The management of the Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

(i)	Impairments for long-lived assets

Long-lived assets are reviewed for impairment at the end of each reporting period. If events or circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”. When such a decline has occurred, the carrying amount is reduced to a recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. The management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expenses to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. Depreciation expenses for future periods are adjusted if there are significant changes from previous estimates.

(iii)	Impairment for bad and doubtful debts

The management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

(iv)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Report of the Directors (continued)

(v)	Income Tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting that the relevant local tax authorities rectify the applicable enterprise income tax (“EIT”) for nine companies listed in Hong Kong, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33%. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There were no further developments on this matter during the year ended 31 December 2013. No provisions were made in the financial statements as at 31 December 2013 for this uncertainty because the management believes it is not probable for the Group to be required to pay additional EIT for years prior to 2007.

(vi)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Company in determining the provision for income taxes in different jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. The management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilised. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2013, the Group would need to generate future taxable income of at least RMB 2,739 million, of which RMB 2,371 million is required to be generated by 2017 prior to the expiration of the unused tax losses incurred in 2012. Based on the estimated forecast and historical experience, the management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

3.	Comparison and Analysis of Results of the Company’s Operations (Prepared under IFRS)

3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the Years ended 31 December
	2013			2012			2011
	Sales Volume (’000 tons)	Net Sales (Million RMB)	% of Total	Sales Volume (’000 tons)	Net Sales (Million RMB)	% of Total	Sales Volume (’000 tons)	Net Sales (Million RMB)	% of Total

Synthetic fibres	250.8	3,220.5	3.1	253.3	3,313.3	3.8	250.9	4,150.2	4.6
Resins and plastics	1,506.7	14,268.4	13.5	1,582.8	14,706.3	16.9	1,590.7	16,418.6	18.3
Intermediate petrochemicals	2,545.0	18,430.8	17.5	2,209.2	17,993.5	20.6	2,246.7	19,023.2	21.3
Petroleum products	10,391.5	57,419.8	54.4	6,921.0	38,301.4	43.9	6,968.1	37,350.2	41.7
Trading of petrochemical products	—	11,157.6	10.6	—	12,020.7	13.8	—	11,617.0	13.0
Others	—	1,006.1	0.9	—	882.1	1.0	—	950.5	1.1
Total	14,694.0	105,503.2	100.0	10,966.3	87,217.3	100.0	11,056.4	89,509.7	100.0

Report of the Directors (continued)

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2013		2012		2011
	Million RMB	% of Net sales	Million RMB	% of Net sales	Million RMB	% of Net sales

Synthetic fibres
Net sales	3,220.5	3.1	3,313.3	3.8	4,150.2	4.6
Operating expenses	(3,823.4)	(3.6)	(3,718.6)	(4.3)	(3,848.9)	(4.3)

Segment (loss)/profit from operations	(602.9)	(0.5)	(405.3)	(0.5)	301.3	0.3

Resins and plastics
Net sales	14,268.4	13.5	14,706.3	16.9	16,418.6	18.3
Operating expenses	(15,034.7)	(14.3)	(15,997.7)	(18.4)	(16,406.6)	(18.3)

Segment (loss)/profit from operations	(766.3)	(0.8)	(1,291.4)	(1.5)	12.0	0.0

Intermediate petrochemicals
Net sales	18,430.8	17.5	17,993.5	20.6	19,023.2	21.3
Operating expenses	(17,366.8)	(16.5)	(17,160.8)	(19.6)	(17,874.6)	(20.0)

Segment (loss)/profit from operations	1,064.0	1.0	832.7	1.0	1,148.6	1.3

Petroleum products
Net sales	57,419.8	54.4	38,301.4	43.9	37,350.2	41.7
Operating expenses	(55,242.6)	(52.3)	(39,294.4)	(45.0)	(37,803.6)	(42.2)

Segment (loss)/profit from operations	2,177.2	2.1	(993.0)	(1.1)	(453.4)	(0.5)

Trading of petrochemical products
Net sales	11,157.6	10.6	12,020.7	13.8	11,617.0	13.0
Operating expenses	(11,052.1)	(10.5)	(11,974.3)	(13.7)	(11,602.0)	(13.0)

Segment profit from operations	105.5	0.1	46.4	0.1	15.0	0.0

Others
Net sales	1,006.1	0.9	882.1	1.0	950.5	1.1
Operating expenses	(791.3)	(0.7)	(843.9)	(1.0)	(914.2)	(1.0)

Segment profit from operations	214.8	0.2	38.2	0.0	36.3	0.1

Total
Net sales	105,503.2	100	87,217.3	100.0	89,509.7	100.0
Operating expenses	(103,310.9)	(97.9)	(88,989.7)	(102.0)	(88,449.9)	(98.8)

Profit/(loss) from operations	2,192.3	2.1	(1,772.4)	(2.0)	1,059.8	1.2
Net finance income/(costs)	121.7	0.1	(283.3)	(0.3)	83.5	0.1
Investment income	—	—	6.4	0.0	0.7	0.0
Share of profit of associates and jointly controlled entities	130.7	0.1	32.8	0.0	152.7	0.1

Profit/(loss) before taxation	2,444.7	2.3	(2,016.5)	(2.3)	1,296.7	1.4
Income tax	(379.2)	(0.3)	511.4	0.6	(310.2)	(0.3)

Profit/(loss) for the year	2,065.5	2.0	(1,505.1)	(1.7)	986.5	1.1

Attributable to:
Equity shareholders of the Company	2,055.3	1.9	(1,528.4)	(1.8)	956.1	1.0
Non-controlling interests	10.2	0.1	23.3	0.1	30.4	0.1

Profit/(loss) for the year	2,065.5	2.0	(1,505.1)	(1.7)	986.5	1.1

3.2	Comparison and Analysis

The year ended 31 December 2013 compared to the year ended 31 December 2012.

3.2.A	Results of operations

(1)	Net sales

In 2013, net sales of the Group amounted to RMB105,503.2 million, representing an increase of 20.97% from RMB87,217.3 million over the previous year. For the year ended 31 December 2013, among the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products, the weighted average prices (excluding tax) of synthetic fibres, intermediate petrochemicals and petroleum products decreased by 1.83%, 11.08% and 0.15% over the previous year, respectively, while the weighted average price (VAT excluded) of resins and plastics increased by 1.92%.

(i)	Synthetic fibres

In 2013, the Group’s net sales of synthetic fibres amounted to RMB3,220.5 million, representing a decrease of 2.80% compared to RMB3,313.3 million in the previous year. The weighted average sales price of synthetic fibres decreased by 1.83% as compared to the previous year. In particular, the weighted average sales price of acrylic fibre and polyester fibre, the principal products of synthetic fibres of the Group, decreased by 1.15% and 7.15% over the previous year, respectively. Sales of acrylic fibre and polyester fibre accounted for 76.17% and 17.23% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 3.1% of the Group’s total net sales in 2013, representing a decrease of 0.7 percentage point as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB14,268.4 million in 2013, representing a decrease of 2.98% as compared to RMB14,706.3 million over the previous year, with the weighted average sales price of products increasing by 1.92%. Among the resins and plastics, the weighted average sales price of polyethylene increased by 4.71%, the weighted average sales price of poplypropeylene increased by 0.38%, and the weighted average sales price of polyester pellet decreased by 4.75%. Sales of polyethylene, polypropylene and polyester pellet accounted for 41.67%, 32.14% and 22.00% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 13.5% of the Group’s total net sales in 2013, representing a decrease of 3.4 percentage points as compared to the previous year.

Report of the Directors (continued)

(iii)	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB18,430.8 million in 2013, representing an increase of 2.43% as compared to RMB17,993.5 million in 2012, with the weighted average sales price of intermediate petrochemical products decreasing by 11.08% as compared to the previous year while sales volume increased by 15.20%. Intermediate petrochemical products weighted average sales price decreased was mainly due to sluggish domestic markets, the average price of core intermediate petrochemical products fell sharply, of which, the weighted average sales prices of paraxylene, butadiene and ethylene oxide decreased by 3.35%, 45.55% and 8.64%, respectively, while weighted average sales price of benzene and glycol increased by 7.72% and 0.29%, respectively. Sales of paraxylene, butadiene, glycol, ethylene oxide and benzene accounted for 35.47%, 6.05%, 8.81%, 9.54% and 18.09% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemicals accounted for 17.5% of the Group’s total net sales in 2013, representing a decrease of 3.1 percentage points as compared to the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB57,419.8 million in 2013, representing an increase of 49.92% as compared to RMB38,301.4 million in the previous year, with the weighted average sales price decreasing by 0.15% , while sales volume increased by 50.14%.

Net sales of petroleum products accounted for 54.4% of the Group’s total net sales in 2013, representing an increase of 10.5 percentage points as compared to the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petroleum products amounted to RMB11,157.6 million in 2013, representing a decrease of 7.18% as compared to RMB12,020.7 million in the previous year. This decrease in net sales was mainly attributable to a slight decrease in the Group’s trading volume of petrochemical products as compared to the previous year.

Net sales of trading of petrochemical products accounted for 10.6% of the Group’s total net sales in 2013, representing a decrease of 3.2 percentage points as compared to the previous year.

(vi)	Others

The Group’s net sales of other products amounted to RMB1,006.1 million in 2013, representing an increase of 14.06% as compared to RMB882.1 million in the previous year. This decrease in net sales was mainly attributable to the increased income of both the Group’s processing business and asset rental business.

Net sales of other products accounted for 0.9% of the Group’s total net sales in 2013, representing a decrease of 0.1 percentage points as compared to the previous year.

(2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group were RMB103,310.9 million in 2013, representing increase of 16.09% as compared with RMB88,989.7 million in 2012. The operating expenses involving synthetic fibres, intermediate petrochemicals and petrolium products were RMB3,823.4 million, RMB17,366.8 million and RMB55,242.6, representing increases of 2.82% , 1.20% and 40.59% over the previous year, respectively. The operating expenses involving resins and plastics, trading of petrochemicals , and others amounted to RMB15,034.7 million, RMB11,052.1 million, and RMB791.3 million, representing decreases of 6.02%, 7.70%, and 6.23% as compared to the previous year, respectively.

The Group’s operating expenses involving resins and plastics, trading of petrochemical products and others in 2013 decreased as compared to the previous year, primarily due to a slight decrease in the Group’s trading volume of the respective products as compared to the previous year.

The Group’s operating expenses involving synthetic fibres, intermediate petrochemicals and petroleum products increased primarily due to the double impact of increases in the Group’s trading volume and the launch of the Sixth Refinery Project .

Report of the Directors (continued)

•	Cost of sales

The Group’s cost of sales amounted to RMB103,225.9 million in 2013, increasing by 16.48% from RMB88,617.8 million in 2012. Cost of sales accounted for 97.84% of net sales for 2013.

•	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB691 million in 2013, representing an increase of 6.32% as compared to RMB649.9 million in the previous year, mainly due to an increase in the cost of loading and unloading transports.

•	Other operating income

The Group’s other operating income amounted to RMB673.4 million in 2013, representing an increase of 101.74% compared to RMB333.8 million in the previous year, mainly due to RMB465 million in net income generated from the asset transfer involving the Chenshan oil depot and foregin exchange gain of RMB67.3 million from China Jinshan Associated Trading Corporation.

•	Other operating expenses

The Group’s other operating expenses was RMB67.4 million in 2013, basically at par with RMB55.8 million in 2012.

(3)	Profit/ (loss) from operations

The Group’s profit from operations amounted to RMB2,192.3 million in 2013, representing an increase in RMB3,964.7 million as compared to a loss from operations of RMB1,772.4 million in the previous year.

(4)	Net finance income/ (costs)

The Group’s net finance income were RMB121.7 million in 2013, compared to net finance costs of RMB283.3 million in 2012. The reversal was mainly due to an increase of RMB405 million in net foreign exchange gains during the Reporting Period as compared to the previous year resulting from stability in the US Dollar to Renminbi exchange rate.

(5)	Profit/ (loss) before taxation

The Group’s profit before taxation was RMB2,444.7 million in 2013, representing an increase in profit of RMB4,461.2 million as compared to the loss before taxation of RMB2,016.5 million in the previous year.

(6)	Income tax

The Group’s income tax credit amounted to RMB379.2 million in 2013, while the Group’s income tax credit was RMB511.4 million in the previous year. The change was primarily attributable to the deferred tax assets recognised in respect of the unused tax loss generated by the Company in 2013.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Group in 2013 was 25% (2012: 25%).

(7)	Profit/ (loss) for the year

The Group’s profit for the year was RMB2,065.5 million in 2013, representing an increase in profit of RMB3,570.6 million as compared to loss for the year of RMB1,505.1 million in the previous year.

3.2.B	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

(1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash outflows from operating activities amounted to RMB5,098.5 million in 2013, representing an increase in cash inflows of RMB7,164.9 million as compared to net cash inflows of RMB2,066.4 million in the previous year. In particular, due to 1) the increase in the Group’s profit from operations during the Reporting Period, net cash inflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB4,554.5 million in 2013, representing an increase of RMB 4,887.9 million in cash inflows as compared to net cash outflows of RMB333.4 million in the previous year, 2) the Group’s increased inventory balance leading to a decrease in operating cash flow of RMB101.2 million in 2013 (as compared to a decrease in operating cash flow of RMB3,366 million in the previous year due to increased inventory balance at the end of the previous year).

Report of the Directors (continued)

(ii)	Borrowings

The total borrowings of the Group at the end of 2013 amounted to RMB7,721.8 million, representing a decrease of RMB4,533.4 million as compared to the end of the previous year, of which short-term borrowings decreased by RMB3,929.9 million and long-term borrowings decreased by RMB603.5 million.

The Group managed to maintain its liability-to-asset ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the Group’s capital expenditure plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

(2)	Liability-to-asset ratio

As at 31 December 2013, the Group’s liability-to-asset ratio was 50.89% (2012: 55.29%). The ratio is calculated using this formula: total liabilities/total assets.

3.2.C	Research and Development, Patents and Licenses

The Group includes a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2011, 2012 and 2013 were RMB79.6 million, RMB72.2 million and RMB67.3 million, respectively, all representing approximately 0.1% of the total turnover for those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

3.2.D	Off-Balance Sheet Arrangements

Please refer to note 29 to the financial statements prepared under IFRS in this annual report for details of the Group’s capital commitments. The Group did not provide any guarantees to outside parties during the Reporting Period.

3.2.E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2013:

		As at 31 December 2013 payment due by period
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)

Contractual obligations
Short term borrowings	7,094,026	7,094,026	—	—
Long term borrowings	627,800	—	—	627,800
Total contractual obligations	7,721,826	7,094,026	—	627,800

3.2.F	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period

As at 31 December 2013, the Company had more than 50% equity interest in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by subsidiaries (%)	Registered Capital (’000)		Profit/ (loss) for 2013 (RMB’000)

Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	1,000,000	(24,279)

China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	29,320

Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	2,228

Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	51

Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	(32,865)

Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	16,500

None of the subsidiaries has issued any debt securities.

Report of the Directors (continued)

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB947.6 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB1,454.1 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2013, none of the subsidiaries controlled by the Group had an effect of more than 10% on the net profit of the Group.

3.2.G	Major Suppliers and Customers

The Group’s top five suppliers in 2013 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co., Ltd., Sinochem Industry Co., Ltd., Shanghai Secco Petrochemical Company Limited and CNOOC-SINOPEC United International Trading Co., Ltd. Total procurement costs involving these suppliers, which amounted to RMB67,838.0 million, accounted for 81.80% of the total procurement costs of the Group during the year ended 31 December 2013. The procurement costs from the largest supplier amounted to RMB47,811.1 million, representing 58.74% of the total costs of purchases by the Group during the year ended 31 December 2013.

The Group’s top five customers in 2013 were East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited, Jiaxing Petrochemical Company Limited, Sinopec Corp and Sinopec Oil Sales Company Limited. Total sales to these customers amounted to RMB72,525.9 million, representing 62.77% of the Group’s total turnover during the year ended 31 December 2013. Sales to the Group’s largest customer amounted to RMB58,822.6 million, representing 50.91% of the Group’s total turnover during the year ended 31 December 2013.

To the knowledge of the Board, in relation to the suppliers and customers listed above, none of the Directors (or their associates) or shareholders of the Company had any interests in Sinochem Oil Co., Ltd., Sinochem Industiry Co., Ltd. and Jiaxing Petrochemical Company Limited. Sinopec Corp. is the controlling shareholder of the Company. China International United Petroleum & Chemical Co. Ltd., East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited and Sinopec Oil Sales Company Limited are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. China International United Petroleum & Chemicals Co., Ltd owns a 40% equity interest in CNOOC-Sinopec United International Trading Co., Ltd. The Company owns a 20% equity interest in Shanghai Secco Petrochemical Company Limited.

4.	Discussion and Analysis of the Company’s Operation (prepared under CAS)

4.1	Analysis of the Company’s Major Business

4.1A.	Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Item	For the year ended 31 December 2013 (RMB’000)	For the year ended 31 December 2012 (RMB’000)	Change (%)

Operating income	115,539,829	93,072,254	24.14
Operating costs	100,477,000	86,041,072	16.78
Business taxes and surcharges	9,987,148	5,791,064	72.46
Selling and distribution expenses	691,020	649,906	6.33
General and administrative expenses	2,732,355	2,388,555	14.39
Financial expenses (“–” for financial income)	–189,024	283,257	–166.73
Net cash inflow from operating activities (“–” for net outflow)	5,480,669	–1,611,521	increased inflow by 440.09%
Net cash outflow from investing activities (“–” for net outflow)	–629,246	–4,062,131	decreased outflow by 84.51%
Net cash inflow from financing activities (“–” for net outflow)	–4,878,991	5,743,270	increased outflow by 184.95%
Research and development expenditures	67,315	72,174	–6.73

Analysis of Major Changes in the Consolidated Income Statement

	For the years ended 31 December		Increase/ decrease
Item	2013 RMB’000	2012 RMB’000	amount RMB’000	Change %	Major reason for change

Financial expenses (“–” for financial income)	–189,024	283,257	–472,281	–166.73	Depreciation of the US Dollar resulting in net foreign exchange gains, and decrease in loans and borrowings resulting in a decrease in interest expenses
Asset impairment loss	39,838	203,927	–164,089	–80.46	Decrease in inventory depreciation reserves
Investment income	120,667	29,230	91,437	312.82	Revenue increase in associated and joint enterprises
Revenue from other operations	543,142	279,838	263,304	94.09	Increase in revenue from Chenshan Oil Depot asset transfer
Operating profit (“–” for loss)	1,922,159	–2,256,297	4,178,456	N/A
Total profit (“–” for net loss)	2,392,870	–2,032,974	4,425,844	N/A	Increase in gross profit
Net profit (“–” for net loss)	2,013,719	–1,525,211	3,538,930	N/A
Income tax expenses	379,151	–507,763	886,914	N/A	Revenue of the year

Report of the Directors (continued)

Analysis of Major Changes in the Cash Flow Statement

	For the years ended 31 December		Increase/
Item	2013 RMB’000	2012 RMB’000	decrease amount	Change (%)	Major reason for change

Net cash inflow from operating activities (“–” for net outflow)	5,480,669	–1,611,521	Increase inflow of 7,092,190	Increase inflow by 440.09%	Revenue of the year
Net cash inflow from investing activities (“–” for net outflow)	–629,246	–4,062,131	Decrease outflow of 3,432,885	Decrease outflow by 84.51%	Decrease in purchase of long-term asset investments this year
Net cash inflow from financing activities (“–” for net outflow)	–4,878,991	5,743,270	Increase outflow of 10,622,261	Increase outflow by 184.95%	Increase in net cash inflow from operations, resulting in a decrease in financing for operational needs

4.1.B	Operating Income

(1)	Analysis of Changes in Operating Income

Aside from the weighted average price (VAT excluded) of resins and plastics, which increased by 1.92% over the previous year, the weighted average prices (VAT excluded) of the Group’s synthetic fibres, intermediate petrochemical products and petroleum products fell by 1.83%, 11.08%, and 0.15%, respectively. However, at the same time, sales growth saw a greater increase in 2013 than last year, including increases of 50.14% for petroleum products and 15.20% for intermediate petrochemical products, resulting in a higher operating income in 2013 compared to the previous year.

(2)	Major Customers

Please refer to 3.2.G for details of major customers of the Group.

4.1.C	Operating Costs

(1)	Analysis of Operating Costs

Operating costs of the Group amounted to RMB100.477 billion in 2013, representing a slight increase of 16.78% as compared with RMB86,041.1 million in 2012, which was mainly due to an increase in the Group’s sales volume.

The following table sets forth details of the Group’s operating costs during the Reporting Period:

	For the years ended 31 December
	2013		2012
	Million of RMB’000	% of Total	Million of RMB’000	% of Total	Change (%)
Cost of raw materials
Crude oil	71,592.8	71.25	55,538.0	64.55	28.91
Ancillary materials	12,555.3	12.50	12,457.3	14.48	0.79
Depreciation and amortisation	2,087.2	2.08	1,631.6	1.90	27.92
Staff costs	1,696.6	1.69	1,401.2	1.63	21.08
Costs of merchandise	10,970.4	10.92	11,886.3	13.81	–7.71
Others	1,574.7	1.56	3,126.7	3.63	–49.64
Total	100,477.0	100.00	86,041.1	100.00	16.78

(2)	Major Suppliers

Please refer to 3.2.G for details of major suppliers of the Group.

4.1.D	Expenses

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement of 4.1.A. in this section for the analysis of expenses changes during the Reporting Period.

Report of the Directors (continued)

4.1.E	Research and Development Expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	67,315
Capitalised R&D expenditure during the Reporting Period	—
Total	67,315
% of Net Assets	0.38
% of Operating Income	0.06

Please refer to 3.2.C. of this section for details of Research and Development, Patents and Licenses of the Group.

4.1.F	Cash Flow

Please refer to 4.1.A. Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in this section for details of the changes in cash flow statement items.

4.2	Analysis of Business Operations by Segment, Product and Geographical Location

4.2.A	Principal operations by segment or product

By segment or product	Operating income (RMB’000)	Operating costs (RMB’000)	Gross profit/ (loss) margin (%)	Increase/ decrease of operating income as compared to the previous year (%)	Increase/ decrease of operating costs as compared to the previous year (%)	Increase/ decrease of gross profit margin as compared to the previous year (percentage point)

Synthetic fibres	3,264,518	3,496,104	–7.09	–2.38	–1.74	–0.70
Resins and plastics	14,440,279	14,220,894	1.52	–2.62	–7.76	5.49
Intermediate petrochemicals	18,682,958	15,967,952	14.53	2.87	–3.02	5.19
Petroleum products	66,920,837	55,161,875	17.57(note)	52.95	45.41	4.27
Trading of petrochemical products	11,159,112	10,970,379	1.69	–7.20	–7.71	0.53
Others	1,072,125	659,796	38.46	11.89	–15.50	19.94

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 3.37%.

4.2.B	Principal operations by geographical location

Geographical location	Operating income RMB’000	Increase/decrease of operating income compared to the previous year (%)

Eastern China	109,418,807	24.83
Other regions in the PRC	5,009,164	15.04
Exports	1,111,858	4.70

4.3	Analysis of Assets and Liabilities

	As at 31 December 2013		As at 31 December 2012
Item	Amount RMB’000	% of Total Assets	Amount RMB’000	% of Total Assets	Change (%)	Major reason for change

Cash at bank and on hand	133,256	0.36	160,962	0.44	–17.21	-
Notes receivable	2,984,445	8.08	2,065,483	5.61	–44.49	Increase in revenue and operation receivables
Accounts receivable	1,976,496	5.35	1,082,742	2.94	82.55	Increase in revenue and operation receivables
Advances to suppliers	5,930	0.02	90,261	0.25	–93.43	Reduction in pre-paid tariffs
Inventories	9,039,239	24.49	8,938,077	24.28	1.13	-
Long-term equity investment	3,173,594	8.60	3,057,153	8.31	3.81	-
Investment properties	429,292	1.16	439,137	1.19	–2.24	-
Fixed assets	16,768,602	45.42	17,622,001	47.88	–4.84	-
Construction in progress	456,823	1.24	612,388	1.66	–25.40	-
Deferred tax assets	684,599	1.85	1,052,573	2.86	–34.96	The Company recorded profit in the Reporting Period, resulting in a decrease in unrealised deductible losses
Short-term borrowings	6,484,336	17.57	11,023,877	29.95	–41.18	Cash flow generated from operating activities increased, supplementing working capital and reducing borrowings
Accounts payable	8,851,932	23.98	5,523,248	15.01	60.27	Sales increased, leading to an increase in raw and auxiliary materials procurement
Deposit Received	507,960	1.38	758,796	2.06	–33.06	Decrease in sales requiring deposits at the end of 2013
Interest payable	10,740	0.03	20,987	0.06	–48.83	Increase of long-term USD loans at lower interest rates, leading to a decrease in interest expenses
Long-term borrowings	627,800	1.70	1,231,340	3.35	–49.01	Long-term borrowings due within one year separately into current liabilities

Report of the Directors (continued)

5.	Others

(1)	Group’s employees

Please refer to the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report for details.

(2)	Purchase, Sale and Investment

Save for and except as disclosed in this annual report, there were no material purchases or sales of the Group’s subsidiaries or associates or any other material investments in 2013.

(3)	Pledge of assets

As at 31 December 2013, no fixed assets were pledged by the Group (31 December 2012: RMB nil).

6.	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2013, the Group held foreign-currency denominated bank deposits and loans and borrowings, equivalent to RMB4,068,000 and RMB4,937,026,000, respectively.

7.	Company Outlook on Future Development (Business Prospects)

(1)	Development trends and market competition in the industry

In 2014, the world economy continues to be complicated as it remains in a period of intense adjustment following the recent financial crisis. Driven by the easing policies of different countries, developed economies are expected to continue to improve. The European economy may well recover from recession which in turn improve confidence in the global market, with the steady recovery of the U.S. economy being a potentially decisive factor in global economic prospects. However, the world economy still faces many challenges including slow overall growth, unstable foundation for recovery and insufficient momentum for grade. Expectations for the US Federal Reserve to phase out quantitative easing policies have had a strong influence on the world economy and the financial markets, exposing emerging economies and developing countries to increase volatility and higher risks. We expect the world economy to continue recovering at a slow pace.

China will continue to implement a proactive fiscal policy and a currency policy to drive demand. Large adjustments will be made to the economic framework so as to fully realize the benefits of reforms. However, in the meantime, China still faces serious problems such as acute structural imbalance and excessive production capacity, creating an unstable foundation for economic growth.

Strong supply and demand is expected to sustain the international crude oil market. So long as demand for petroleum continues to increase and the supply of crude oil remains abundant, the fundamental price of crude oil will remain suppressed. The expectation for the U.S. to phase out its quantitative easing policies will suppress international oil prices. The influence of geopolitical events in the Middle East region will also diminish. Thus, the international oil price represented by Brent price for 2014 is expected to record a slight decline.

The petrochemical industry in China is expected to remain sluggish in 2014. It will be difficult for the petrochemical product market to achieve fundamental improvement. As the pricing mechanism for refined oil products continues to improve, resources in the refined oil market will continue to increase, resulting in the acceleration of excessive supply. As such, the Group’s refining segment will face intensifying competition. The weak market trend for petrochemical products will be similar to that of 2013. Additional production capacity will intensify the excessive supply of petrochemical products, placing immense operational pressure on the Group’s petrochemical segment.

(2)	Business plans for 2014

In 2014, under continuously challenging conditions in production and operations, the Group will continue its efforts into safety and environmental protection, as well as ensure the stable operation of its facilities. It will continue to exploit the potential in its refinery Revamping Expansion Porject and renovation projects and its vertically integrated system to achieve sustainable development.

To achieve its business objectives in 2014, the Company will work hard in the following areas:

1.	Continue to maintain the good momenturn of its safety management and environment protection while strengthening energy conservation and emissions reduction.

The Group will continue to implement a strict safety management system, enhance its safety and production accountability system and implement a safety and production accountability system at all levels. It will apply HSE information management, establish regulated and standardized management conduct performance and effectiveness appraisals so as to enhance its HSE management standards. By actively promoting the “Green Water and Blue Sky” project, the Group strengthened its environmental protection and deodorizing measures. During the year, the Group carried out denitrification projects for furnaces No. 1 and 2, optimization and renovation projects for desulfurization facilities at furnaces No. 1 -No. 4, as well as projects to improve sewage treatment efficiency and the reuse of sewage. The Group will continue to promote activities with the concept of “green and low carbon, save energy and reduce emissions” so as to maintain balance in its management of water and steam resources. It will continue to compile statistics on carbon emissions and engage in carbon trading as well as keep track power consumption statistics of its electrical equipment. Furthermore, it will accelerate flare gas emissions, recycling projects and the implementation of energy-saving technology projects will be accelerated.

Report of the Directors (continued)

2.	Continue to strengthen operations optimization so as to enhance economic efficiency

The Group will continue to strengthen the management of crude oil procurement, intersify its vertically integration and optimization of its refining and chemical business to optimize the structure of refined oil products and increase the ratio of high-grade fuel oil product. Moreover, it will improve its profit and loss calculation models for important plants in order to effectively arrange plant operations based on monitoring marginal contribution of the plants. The Group will optimize the use of raw materials used to produce ethylene cracking and aromatics, as well as the structure of plastics and chemical fibers. The Group will strive to strengthen and improve its quality control in marketing. By pursuing the production, sales and research of new products, the Group can further enhance its sales area, internal operations and modes of delivery so as to reduce the cost of sales. The Group will strive to improve its budget management with a view of enhancing lifes pan of its assets, reducing financing costs, and optimizing tax management and benefits. The Group will continue to strictly controls its costs, fees and non-productive expenses to minimize expenditure.

3.	Strengthen the management of production and operations to ensure stable operation of plants

The Group will strengthen the management of its production and operations to maintain the stable operation of the plants. This will be achieved by applying more strict plant overhaul management scheme, make overall arrangement and coordination for plant production plan, material balance, plant start-up a shut-down plan and site maintenance scheme. The Group will continue to make good use of its utility system management to provide excellent external protection over its main production plants so as to maintain performance stability. By strengthening the management of process technology and stepping up efforts in supervision and assessment, the Group will ensure that its major technical and economic indicators in 2014 will be better than those of 2013. The Group will also improve its managemnt ability and opration level of its equipment.

4.	Promote a new round of development, technological innovation and informatization

The Group aims to strengthen the development of strategic research, expedite business adjustment and put more effort into aspects that include production safety, environmental improvements and technological innovation in order to gradually renew and eliminate outdated production capacity. The Group will actively develop and push forward a new round of development projects. This project will further facilitate the integration and feedstock-lightening of its refining and chemical production, resulting in a better economic-return process flow and being more cesilient to market risk. The Group will focus on the development and promotion of refined chemical technology, the industrialization of high-value fiber production technology, high value-added new plastics and unconventional polyester production technology, as well as energy saving technology based on optimizing efficiency and market demand, with a view to promote the development of new products and the structural adjustment of existing products. The Group will also continue to build an information system that focuses on broadening the areas of the system’s applications; launching an APC system at production plants such as No. 3 atmospheric plant and No. 1 Ethylene glycol plant; constructing and upgrading 15 sets of process simulation systems; constructing the RFLD warehouse management system; and completing the development of acomprehensive statistical information system and the expansion, construction and application of a real-time database.

5.	Improve corporation management to maintain continuous improvement of management standards

The Group will further focus on enhancing the corporate mindset of its business management and adopt appropriate changes in procedural management. There are also plans for a specialized central management for electricity. In addition, the Group will strive to streamline operations, assess of laboratory capacities and promote the adoption and use of energy systems. The Group will continue to improve its performance appraisal system to preserve its dominant position in the industry. It will also improve the personal and joint performance evaluation for individuals and teams, and conduct comprehensive evaluations on professional service units to improve specialized management. The Group will strive to cultivate projects aiming to maximize staff incentive and creativity.

6.	Strengthen team building and create a stable and harmonious environment for the corporation

The Group remains devoted to human resources development, and will strive to maximize its human resources pool, bring on new talents, and improve its staff structure. The Group will strive to give top quality training to its employees, and will aim to accelerate the establishing of its simulation training system as well as organize on-the-job training. The Group will also promote skills competition for the development of senior staff. The Group will provide opportunities for career development and facilitate the exchange of talent in order to optimize employee allocation. The Group strives to establish a corporate culture which protects the legal rights of staff, which in turn contributes towards improving staff quality. The Group will continue to regulate the standardized operation of workers’ congresses, increase transparency of the policies of plants and engage in collective contractual negotiations. By doing so, the Group will promote a harmonious employment environment and maintain the stability of the business.

(3)	Risk exposure in the Company’s future development

	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. In addition, regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a major impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will increasingly be subject to the impact of the petrochemical cycle in regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have adverse impacts on the Group’s business, operating results and financial condition.

Report of the Directors (continued)

‚	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil prices.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 90% of the crude oil required is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected events which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to customers, but the ability to do so is limited by market conditions, and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products. This has created, and will continue to create, a significant adverse impact on the Group’s financial condition, operating results or cash flow.

ƒ	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures amount to approximately RMB2,000.0 million in 2014, which will be met by financing activities and by internal funding. The Group’s real capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Furthermore, there is no assurance as to completion of the Group’s capital projects cost of sucess.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties including the Company’s operating results, financial condition and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and availability of government approval documents, other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

„	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

…	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic scenes. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

Report of the Directors (continued)

†	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., as the Group’s controlling shareholder, Sinopec Group as, the controlling shareholder of Sinopec Corp. as well as other connected parties (subsidiaries or associates). These connected transactions include: provision of raw materials purchases, the agency sale of petrochemical products, construction, installation and engineering design services, petrochemical industry insurance services and financial services; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

‡	Risks associated with control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operation, funds allocations, appointment or removal of senior staff and so forth, thereby adversely impacting the Group’s production operation as well as minority shareholders’ interests.

Investment by the Company

1.	Entrusted Finance Management and Entrusted Loans

(i)	Entrusted Finance Management

The Company was not engaged in entrusted financial management.

(ii)	Entrusted Loans

Borrower	Amount of entrusted loan RMB’000	Term of loan	Interest rate of loan %	Whether it is overdue	Whether it is connected transaction	Whether it has been extended	Whether it is lawsuits related	Whether the capitals are proceeds	Connected relationship	Expected income RMB’000

Chevron Phillips Chemicals (Shanghai) Corporation	30,000	2013/4/26-2014/4/25	3.25	No	No	No	No	No	Nil	307
	12,000	2013/8/28-2014/8/28	.25	No	No	No	No	No	Nil	256
	28,000	2013/11/28-2014/11/27	3.25	No	No	No	No	No	Nil	825

Note:	Aforesaid entrusted loans are loans provided to shareholders according to the proportion of the shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

2.	Application of Capital Raised

During the Reporting Period, the Company did not raise capital or use the capital raised in previous reporting periods.

Report of the Directors (continued)

3.	Projects not Funded by Proceeds from Share Issue

In 2013, the capital expenditure of the Group amounted to RMB1,317.0 million, representing a decrease of 65.44% as compared to RMB3,811.0 million in 2012. Major projects include the following:

Project	Total project investment in RMB million	Project progress as at 31 December 2013

Refinery Revamping Expansion Project	6,267	Completed
Upgrade Project for the Optimisation of Energy Savings on SL-II Ethylene Cracking Furnace Project in New Ethylene Area	115	Completed
Restructuring project to increase production of ethylene oxide at ethylene glycol plant no. 1.	129	Completed
The denitration and dedusting project for furnaces 3 and 4	109	Completed
The EVA Project with a capacity of 100,000 tons/year	1,132	Preliminary Work

The Group’s capital expenditures for 2014 are estimated at approximately RMB2,000.0 million.

Explanation for the “Non-standard Audit Report” of the Accounting Firm by the Board

1.	Explanation by the Board and Supervisory Committee of the Company on the “Non-standard Audit Report” issued by the Accounting Firm

Not applicable

2.	Explanation on the Reasons and Impact for the Company’s Changes in Accounting Policies, Accounting Estimates, or Accounting Methods by the Board

Not applicable

3.	Explanation on the Reasons and Impact of Correction of Prior Year Significant Accounting Errors by the Board

Not applicable

Plan for Profit Appropriation or Capital Reserve Capitalisation

1.	Disclosure of the Cash Dividend Policy and its Stipulation, Implementation or Amendment

In 2014, the Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association and its appendices were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 26 January 2014. According to Article 205 of the amended Articles of Association:

(1)	The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)	The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)	The Company shall distribute cash dividends when the parent Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows for normal operation and sustainable development. The company should pay dividend in cash. The total cumulative cash dividend for the most recent three years should not be less than thirty (30) percent of total distributable profit of the Company from the most recent three years.

(4)	The Company may adjust its profits distribution policy referred to in subparagraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure events, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rational of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

Report of the Directors (continued)

(5)	The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividend distribution of the Company shall comply with Article 213 of the Articles of Association.

2.	Plan for Profit Appropriation or Capital Reserves Capitalisation for the Reporting Period

In 2013, net profit attributable to equity shareholders of the Company amounted to RMB2,003,545,000 under CAS (net profit of RMB2,055,328,000 under IFRS). The Board proposed to distribute a dividend of RMB0.50 per 10 shares (including tax) for the year 2013, totaling RMB540,000,000 based on a total number of 10.8 billion shares as at 31 December 2013.

3.	If the Board of the Company does not propose a cash profit distribution despite profit and positive retained earnings attributable to the parent Company being recorded during the Reporting Period, the Company shall disclose the reason(s) and plans for use of the retained earnings.

Not applicable.

4.	Status of the Company’s Payment of Dividends, Capitalisation of capital fund and Surplus Reserve Fund over the Past Three Years (Including the Reporting Period)

Year of paying dividends	Amount of bonus shares allocated every 10 shares (share)	Amount of dividends paid every 10 shares (RMB) (including tax)	Amount of transferred shares every 10 shares (share)	Amount of cash dividends (including tax) RMB’000	Net profit attributable to equity shareholders of the Company prepared under CAS for the year (“–” for net loss) RMB’000	Percentage of net profit attributable to equity shareholders of the Company prepared under CAS for the year (%)

Interim	1.64	0.50	3.36	360,000
2013					2,003,545	44.92
Annual	—	0.50	—	540,000
2012	—	—	—	—	–1,548,466	—
2011	—	0.50	—	360,000	944,414	38.12

The Company’s Disclosure on the Fulfillment of its Corporate Social Responsibility

1.	Fulfillment of social responsibility

For the disclosure of the Company’s social responsibility in 2013, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2013” by the Company published on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

2.	Description of environmental protection regulations in relation to a listed company and its subsidiaries of heavy pollution industries as required by the state environmental protection department

The Company consistently places safety and environmental protection at its first priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications verifying three standards in quality from the Shanghai Audit Center of Quality (GB/T 19001: 2008), environment (GB/ T24001: 2004) and occupational health and safety (GB/T28001:2011). On 29 November 2013, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved. For more details, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2013” published by the Company on the website of the Shanghai Stock Exchange and of the Hong Kong Stock Exchange.

Major Events

(1)	Material litigation, arbitration or media queries

The Company was not involved in any material litigation, arbitration or media queries during the year.

(2)	Status and Returning Progress on Occupied Funds during the Reporting Period

No applicable.

(3)	Events regarding bankruptcy and restructuring

No events regarding bankruptcy or restructuring occurred during the year.

(4)	Asset trading and corporate mergers during the Reporting Period

Please refer to “Other Connected Transactions” of “Major connected transactions of the Company during the Reporting Period”.

(5)	Implementation of share incentive scheme and the impact

No applicable.

(6)	Major connected transactions of the Company during the Reporting Period

1.	Connected Transactions in Relation to Daily Operations

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., the Company purchased raw materials from, sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates. Sinopec Corp. and its associates provided agency sales services for petrochemical products. Pursuant to the Comprehensive Services Framework Agreement entered into with the company’s actual controller Sinopec Group, the Company obtained construction and installation, project design, petrochemical industry insurance agency and financial services provided by Sinopec Group and its associates. The abovementioned transactions under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted on-going connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective connected transactions under the agreements in an announcement dated 11 November 2010 and a circular dated 26 November 2010. These two agreements and the respective connected transactions under the agreements together with the associated annual caps from 2011 to 2013 were considered and approved at the 2010 Extraordinary General Meeting held on 28 December 2010.

During the Reporting Period, the relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the 2010 Extraordinary General Meeting.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned connected transactions did not have a significant adverse impact on the Company’s independence.

On 25 Oct 2013, the Company renewed its mutual product supply and sale services framework agreements with Sinopec Corp in accordance with their provisions for a further term from 2014 to 2016. The Company disclosed the two agreements and the respective connected transactions under the agreements in an announcement dated 25 October 2013 and a circular dated 1 November 2013. These two agreements and the respective connected transactions under the agreements, together with the associated annual caps from 2014 to 2016, were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013.

Type of connected transactions	Connected parties	Annual cap for 2012 RMB’000	Transaction amount during the Reporting Period RMB’000	Percentage of the total amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	81,000,000	62,127,749	74.91
Sales of petroleum products	Sinopec Corp. and its associates	75,000,000	61,901,684	53.58
Sales of petrochemical products	Sinopec Corp. and its associates	20,900,000	10,708,020	9.27
Property leasing	Sinopec Corp. and its associates	32,000	25,602	49.73
Agency sales of	Sinopec Corp. and its associates	390,000	152,331	100.00
petrochemical products

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	420,000	287,988	24.42
Petrochemical industry insurance services	Sinopec Group and its associates	174,000	146,176	83.85
Financial services	Sinopec Group and its associates	308,000	21,705	7.58

2.	Other Connected Transactions

(1)	The Company signed an Asset Leasing Agreement (“Leasing Agreement”) with a wholly owned subsidiary of the controlling shareholder of the Company, Sinopec Corp Sinopec Sales Company Limited (“Sales Company”) East China Branch (East China Sales Company) on 31 January 2013. The Company leased its assets in Chenshan to the East China Sales Company at a maximum rental of RMB78.2512 million/year (tax inclusive). The leasing Agreement was approved at the tenth meeting of the seventh session of the Board of Directors on 24 January 2013. The relevant announcement was uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in the issues of Shanghai Securities News and China Securities Journal dated 25 January 2013. The Company received rent of RMB64.31 million during the Reporting Period.

Major Events (continued)

(2)	The Company entered into the Property Right Transaction Agreement with the Sales Company on 5 December 2013 in Shanghai, pursuant to which the Company agreed to dispose of certain Chenshen oil depot assets and corresponding liabilities to the Sales Company at a consideration of RMB 594,147,498.73. The Property Right Transaction Agreement was considered and approved at the eighteenth meeting of the Seventh Session of the Board of Directors on 5 December 2013. The Leasing Agreement between the Company and the East China Sales Company signed on 31 January 2013 was terminated upon the signing of the Property Right Transaction Agreement. The relevant announcement was uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in the issues of Shanghai Securities News, China Securities Journal and Securities Times dated 6 December 2013.

(3)	The Seventh Session of the Board of Directors of the Company held its eighteenth meeting on 5 December 2013, which considered and approved the increase in capital by US$30,017,124 according to the proportion of shares held by the Company of its jointly-held company, Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”). This will be paid in installments to Shanghai SECCO with the equivalent value in RMB by the Company. The relevant announcement was uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in the issues of Shanghai Securities News China Securities Journal and Securities Times dated 6 December 2013. The Company has already paid up RMB60 million of the capital in question during the Reporting Period.

3.	Connected creditor’s rights and liabilities

		Funds provided to connected parties		Funds provided by connected parties to the listed Company
Connected party	Connected relationship	Net transaction RMB’000	Balance RMB’000	Net transaction RMB’000	Balance RMB’000

Sinopec Corp., its subsidiaries and associates & Sinopec Group and its subsidiaries	Controlling shareholder and its related parties	(8,090)	289note 1	23,769	39,620

Note 1:	The balance of the funds provided by the Group to the connected parties at the end of the Reporting Period mainly included unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates;
Note 2:	The balance of the funds provided by other connected parties to the Group at the end of the Reporting Period mainly included unsettled payables arising from the obtaining of services involving construction, installation and engineering design from Sinopec Group and its subsidiaries.

3.	The Independent Non-executive Directors of the Company have reviewed the Group¡¯s continuing connected transactions and confirmed that:

•	The continuing connected transactions have been entered into in the ordinary and usual course of business of the Group;

•	The continuing connected transactions have been entered into either on normal commercial terms or on terms no less favorable to the Group than terms available to or from independent third parties, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms; and

•	The terms of the relevant agreement governing each of the continuing connected transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

4.	The independent auditor of the Company, KPMG, was engaged to report their conclusions regarding the continuing connected transactions to the Board in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants:

•	Nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

•	For transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

•	For transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

•	With respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated 11 November 2010 made by the Company in respect of each of the disclosed continuing connected transactions.

Major Events (continued)

(7)	Material contracts and the performing of obligations

1.	Trust, sub-contract and lease arrangements

The Company had no trusts, sub-contracts or lease arrangements that produced 10% or more (including 10%) of the profit of the Company for the Reporting Period.

2.	Guarantees

There were no guarantees provided by the Company during the year.

3.	Other material contracts

There were no other material contracts during the year.

(8)	Performance of undertakings

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder Sinopec Corp. has undertaken that:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

2.	Sinopec Corp. shall, within six months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), convene a Board meeting of the Company in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review and consider a proposal for capitalizing the capital fund into such number of shares that is needed to distribute four or more additional shares for every ten shares, and to correspondingly convene the relevant shareholder meeting. Sinopec Corp. has also undertaken to vote in favor of this capitalization proposal at the Company’s shareholder meeting.

3.	Sinopec Corp. shall, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of the SASAC and the China Securities Regulatory Commission, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share) (in case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly).

4.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall use this as a platform for the development of related businesses in future.

For details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) published in the Shanghai Securities News and China Securities Journal, and the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 20 June 2013.

The Reform Scheme was approved at the relevant shareholders’ meeting in the A-share market held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders were obtained for circulation. For details on the implementation of Reform Scheme, please refer to The “Implementation Report on Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in the issues of Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange,

With regard to the third undertaking mentioned above, Sinopec Corp. proposed the resolution on “China Petroleum & Chemical Corporation’s Commitment Scheme for the Optimization of the Share Reform Programme on Cash Dividend Payments for the First Half of 2013 and on Share Capital Increase from Capital Reserve and Surplus Reserve to the Board of the Company”, which was considered and approved at the fifteenth meeting of the Seventh Session of the Board of the Company held on 28 August 2013. The proposal was also considered and approved at the first A Shareholder Class Meeting for 2013, the first H Shareholder Class Meeting for 2013 and the first Extraordinary General Meeting for 2013, each held on 22 October 2013 In December 2013, the Company implemented a proposal involving Ccash dividend payment for the first half of 2013 and an increase in share capital using the capital reserve and surplus reserve.

With regard to the other three undertakings, the Company did not notice any conditions that violated the undertakings mentioned above or any un-fulfilled matters during the required period.

Major Events (continued)

(9)	Appointment and dismissal of accounting firm

		Unit: Yuan Currency: RMB
Whether appointing new accounting firm: Yes

	Old	New
Auditors engaged by the Company (domestic): Name	KPMG Huazhen (Special General Partnership)	PWC Zhongtian (Special General Partnership)
Auditors engaged by the Company (domestic): Pay	5,750,000	4,800,000
Auditors engaged by the Company (domestic): Duration	20	1
Auditors engaged by the Company (international): Name	KPMG	PWC
Auditors engaged by the Company (international): Pay	3,100,000	3,000,000
Auditors engaged by the Company (international): Duration	20	1

The service term of KPMG and KPMG Huazhen (Special General Partnership), the international and domestic auditors of the Company for 2012, will expire at the 2012 Annual General Meeting. As recommended by the Audit Committee, the Board has resolved at the eleventh meeting of the seventh session of the Board held on 27 March 2013 to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (renamed as “PricewaterhouseCoopers Zhong Tian LLP on 1 July 2013”) as the international and domestic auditors for the financial year 2013, respectively, and approved their appointments at the 2012 Annual General Meeting.

(10)	Disciplinary actions upon the Company and its Directors, Supervisors, Senior Management, shareholders and controlling company of the controlling shareholder

In 2013, the Company and its Directors, Supervisors, Senior Management, shareholders and controlling company of the controlling shareholder were not investigated, administratively punished or publicly criticised by the CSRC or publicly censured by the stock exchanges.

(11)	Tax rate

The charge for PRC income tax is currently calculated at the rate of 25% (2012:25%).

(12)	Deposits

The Company did not have any entrusted deposits during the Reporting Period. As at 31 December 2013, the Group did not have any due deposits which could not be collected upon maturity.

(13)	The execution of the 2012 Profit Appropriation Plan

The Company’s 2012 Annual General Meeting considered and approved the 2012 profit appropriation plan in which there will be no profit appropriation and or share capital increase using capital reserves.

(14)	Reserve

Details of changes in reserves are set out in note 23 to the financial statements prepared under IFRS.

(15)	Financial summary

A summary of the results, total assets, liabilities and shareholders’ equity of the Group as at 31 December 2013 are set out on page 5 of this annual report.

(16)	Bank loans and other borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2013 are set out in note 24 to the financial statements prepared under IFRS.

(17)	Interest capitalised

Details of interest capitalized during the year are set out in note 8 to the financial statements prepared under IFRS.

(18)	Property, plant and equipment

Changes in property, plant and equipment during the year are set out in note 14 to the financial statements prepared under IFRS.

(19)	Purchase, sale and redemption of shares

There were no purchases, sales or redemptions made by the Group during the Reporting Period.

(20)	Pre-emptive rights

According to the Articles of Association and the laws of the PRC, there is no pre-emptive right which requires the Company to offer new shares to existing shareholders of the Company in proportion to their shareholding.

(21)	Implementation of share option incentive scheme and the impact

Nil.

(22)	Other important events

During the Reporting Period, in accordance with the relevant laws and regulations of the jurisdictions in which the Company’s shares are listed upon and as approved in the fourteenth meeting of the seventh session of the Board held on 7 June 2013, it has been agreed that the Company will accept the delegation of the Company’s non-circulating shareholder to handle the related resolutions on the issue of the Company’s share reform program. The “Sinopec Shanghai Petrochemical Company Limited A-Share Reform Scheme” was approved at the shareholders’ meeting held on 8 July 2013 by relevant holders of A-shares under the Company’s A-Share Reform Scheme.

There were no other important events during the Reporting Period.

Report of the International Auditor

Independent Auditor’s Report

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 106 to 190, which comprise the consolidated and company balance sheets as at 31 December 2013, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of the International Auditor (continued)

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 March 2014

A. Financial Statements Prepared Under International Financial Reporting Standards

Consolidated Income Statement

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

		Year ended 31 December
	Note	2013 RMB’000		2012 RMB’000

Revenue	5		115,490,326		93,008,338
Sales taxes and surcharges			(9,987,148)		(5,791,064)
Net Sales			105,503,178		87,217,274
Cost of sales	9		(103,225,914)		(88,617,789)
Gross profit/(loss)			2,277,264		(1,400,515)

Selling and administrative expenses	9		(691,020)		(649,906)
Other operating income	6		673,384		333,754
Other operating expenses	7		(67,362)		(55,779)
Operating profit/(loss)			2,192,266		(1,772,446)

Finance income	8		498,416		86,545
Finance expenses	8		(376,696)		(369,802)
Finance income/(expenses) - net			121,720		(283,257)
Investment income			—		6,446
Share of profit of investments accounted for using the equity method	18		130,667		32,784
Profit/(loss) before income tax			2,444,653		(2,016,473)

Income tax expense	11		(379,151)		511,331
Profit/(loss) for the year			2,065,502		(1,505,142)

Profit/(loss) attributable to:
-Owners of the company			2,055,328		(1,528,397)
-Non-controlling interests			10,174		23,255
			2,065,502		(1,505,142)

Earnings/(loss) per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings/(loss) per share	12	RMB	0.190	RMB	(0.142)
Diluted earnings/(loss) per share	12	RMB	0.190	RMB	(0.142)

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

		Year ended 31 December
		2013 RMB’000	2012 RMB’000

Dividends distributed within the year: RMB 0.05 (2012: RMB 0.05) per ordinary share	27	360,000	360,000
Proposed annual dividend: RMB 0.05 (2012: nil) per ordinary share	27	540,000	—
		900,000	360,000

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

		Year ended 31 December
	Note	2013 RMB’000	2012 RMB’000

Profit/(loss) for the year		2,065,502	(1,505,142)
Other comprehensive income for the year - net of tax		—	—
Total comprehensive income/(loss) for the year		2,065,502	(1,505,142)

Attributable to:
- Owners of the Company		2,055,328	(1,528,397)
- Non-controlling interests		10,174	23,255
Total comprehensive income/(loss) for the year		2,065,502	(1,505,142)

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Balance Sheet

As at 31 December 2013

(Prepared under International Financial Reporting Standards)

		As at 31 December
	Note	2013 RMB’000	2012 RMB’000

Assets

Non-current assets
Lease prepayment and other assets	13	916,995	1,131,123
Property, plant and equipment	14	16,669,479	17,468,748
Investment properties	15	429,292	439,137
Construction in progress	16	456,823	612,388
Investments accounted for using the equity method	18	2,993,594	2,867,153
Deferred income tax assets	11	684,599	1,052,573
		22,150,782	23,571,122

Current assets
Inventories	19	9,039,239	8,938,077
Trade receivables	20	147,807	93,484
Bills receivable	20	2,688,897	2,046,657
Other receivables and prepayments	20	345,696	599,402
Amounts due from related parties	20,26(d)	2,131,133	1,052,842
Cash and cash equivalents	21	133,256	160,962
		14,486,028	12,891,424
Total assets		36,636,810	36,462,546

Equity and liabilities

Equity attributable to owners of the Company
Share capital	22	10,800,000	7,200,000
Reserves	23	6,932,494	8,837,166
		17,732,494	16,037,166
Non-controlling interests		259,062	266,783
Total equity		17,991,556	16,303,949

Consolidated Balance Sheet (continued)

As at 31 December 2013

(Prepared under International Financial Reporting Standards)

		As at 31 December
	Note	2013 RMB’000	2012 RMB’000

Liabilities

Non-current liabilities
Borrowings	24	627,800	1,231,340

Current liabilities
Borrowings	24	7,094,026	11,023,877
Trade payables	25	2,739,953	2,886,616
Bills payable	25	8,680	—
Other payables	25	1,507,463	1,603,022
Amounts due to related parties	25,26(d)	6,663,559	3,411,279
Income tax payable		3,773	2,463
		18,017,454	18,927,257
Total liabilities		18,645,254	20,158,597
Total equity and liabilities		36,636,810	36,462,546
Net current liabilities		(3,531,426)	(6,035,833)
Total assets less current liabilities		18,619,356	17,535,289

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages 106 to 114 were approved by the Board of Directors on 27 March 2014 and were signed on its behalf.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Balance Sheet

As at 31 December 2013

(Prepared under International Financial Reporting Standards)

		As at 31 December
	Note	2013 RMB’000	2012 RMB’000

Assets

Non-current assets
Lease prepayment and other assets	13	814,833	1,023,381
Property, plant and equipment	14	16,241,616	16,952,346
Investment properties	15	425,892	439,137
Construction in progress	16	456,823	604,866
Investments in subsidiaries	17	1,310,401	1,310,401
Investments accounted for using the equity method	18	2,334,480	2,274,480
Deferred income tax assets	11	674,725	1,044,896
		22,258,770	23,649,507

Current assets
Inventories	19	8,634,949	8,615,644
Trade receivables	20	8,034	9,845
Bills receivable	20	2,283,709	1,896,731
Other receivables and prepayments	20	222,472	474,548
Amounts due from related parties	20	1,574,025	862,139
Cash and cash equivalents	21	78,448	119,148
		12,801,637	11,978,055
Total assets		35,060,407	35,627,562

Equity and liabilities

Equity attributable to owners of the Company
Share capital	22	10,800,000	7,200,000
Reserves	23	6,298,386	8,288,363
Total equity		17,098,386	15,488,363

Balance Sheet (continued)

As at 31 December 2013

(Prepared under International Financial Reporting Standards)

		As at 31 December
	Note	2013 RMB’000	2012 RMB’000

Liabilities

Non-current liabilities
Borrowings	24	600,000	1,200,000

Current liabilities
Borrowings	24	7,132,026	11,092,877
Trade payables	25	1,739,208	1,596,894
Other payables	25	1,398,415	1,487,258
Amounts due to related parties	25	7,092,372	4,762,170
		17,362,021	18,939,199
Total liabilities		17,962,021	20,139,199
Total equity and liabilities		35,060,407	35,627,562
Net current liabilities		(4,560,384)	(6,961,144)
Total assets less current liabilities		17,698,386	16,688,363

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

The financial statements on pages 106 to 114 were approved by the Board of Directors on 27 March 2014 and were signed on its behalf.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- Controlling Interests RMB’000	Total equity RMB’000

Balance at 1 January 2012		7,200,000	2,420,841	5,177,727	3,126,995	17,925,563	270,101	18,195,664
Total comprehensive income/(loss) for the year		—	—	—	(1,528,397)	(1,528,397)	23,255	(1,505,142)
Dividends approved in respect of the previous year	27	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(26,573)	(26,573)
Utilisation of safety production fund	23	—	—	(13,598)	13,598	—	—	—
Balance at 31 December 2012		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- Controlling Interests RMB’000	Total equity RMB’000

Balance at 1 January 2013		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949
Total comprehensive income for the year		—	—	—	2,055,328	2,055,328	10,174	2,065,502

Dividends paid in respect of the first half of 2013	27	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(17,895)	(17,895)
Appropriation to statutory reserve	—	—	201,220	(201,220)	—	—	—
Share premium converted into share capital	1	2,420,841	(2,420,841)	—	—	—	—	—
Surplus reserves converted into share capital	1	1,179,159	—	(1,179,159)	—	—	—	—
Utilisation of safety production fund	23	—	—	(2,347)	2,347	—	—	—
Balance at 31 December 2013		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Cash Flow Statement

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

		Year ended 31 December
	Note	2013 RMB’000	2012 RMB’000

Cash flows from operating activities
Cash generated from / (used in) operations	28	5,489,426	(1,568,561)
Interest paid		(382,130)	(454,864)
Income tax paid		(8,758)	(42,960)
Net cash generated from / (used in) operating activities		5,098,538	(2,066,385)

Cash flows from investing activities
Cash received from entrusted lending		70,000	46,000
Dividends received from joint ventures and associates		64,226	66,936
Proceeds from disposal of property, plant and equipment and other long-term assets		599,181	24,504
Proceeds from disposal of a subsidiary		—	3,743
Interest received		90,484	86,545
Purchases of property, plant and equipment and other long-term assets		(1,323,137)	(4,259,859)
Investment in an associate		(60,000)	—
Cash payment of entrusted lending		(70,000)	(30,000)
Net cash used in investing activities		(629,246)	(4,062,131)

Cash flows from financing activities
Proceeds from borrowings		55,037,612	53,365,372
Repayments of borrowings		(59,155,947)	(46,779,614)
Dividends paid to the Company’s shareholders		(360,630)	(361,051)
Dividends paid by subsidiaries to non-controlling interests		(17,895)	(26,573)
Net cash (used in)/generated from financing activities		(4,496,860)	6,198,134

Net (decrease)/increase in cash and cash equivalents		(27,568)	69,618
Cash and cash equivalents at beginning of the year	21	160,962	91,346
Exchange losses on cash and cash equivalents		(138)	(2)
Cash and cash equivalents at end of the year	21	133,256	160,962

The notes on pages 115 to 190 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Notes to the Consolidated Financial Statement

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. The Company was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) at that time.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000, and Sinopec Corp. was the largest shareholder of the Company.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the Share Segregation Reform Resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H class shareholders meeting on 22 Oct 2013, respectively.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

1	General information (continued)

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 27 March 2014.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2013. None of them have a material impact on the Group.

•	Amendment to IAS1, “Financial statement presentation”, on other comprehensive income;

•	Amendment to IFRS 7, “Financial instruments: Disclosures”, on asset and liability offsetting;

•	IFRS 10, “Consolidated financial statements”, on determination of control;

•	IFRS 11, “Joint arrangements”, on rights and obligations of the parties to the arrangement rather than its legal form;

•	IFRS 12, “Disclosures of interests in other entities”, on disclosure requirements for all forms of interests in other entities;

•	IFRS 13, “Fair value measurement”, on definition, measurement and disclosure of “fair value”;

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below and none of these is expected to have a significant effect on the consolidated financial statements of the Group.

•	IFRS 9, “Financial instruments”, on classification, measurement and recognition of financial assets and financial liabilities;

•	Amendments to IAS 36, “Impairment of assets”, on recoverable amount disclosures for non-financial assets.

•	IFRIC 21, “Levies”, on obligation to pay a levy that is not income tax.

2.2	Subsidiaries

2.2.1	Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree, at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest remeasured is less than the fair value of the identifiable net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intra-Group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions - that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control on an entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.3	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss and other comprehensive income of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.3	Associates (continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit of investments accounted for using equity method’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.4	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in RMB, which is the company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or expenses’. All other foreign exchange gains and losses are presented in the income statement within ‘other operating income/ (expenses)’.

2.7	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	12-40 years

Plant and machinery	12-20 years

Vehicles and other equipment	4-20 years

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.7	Property, plant and equipment (continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other operating income/(expenses)’ in the income statement.

2.8	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

2.9	Investment properties

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of the investment property is 30-40 years.

2.10	Lease prepayments and other assets

Lease prepayments and other assets mainly represent prepayments for land use rights and catalysts used in production. The assets are carried at cost less accumulated amortisation and impairment losses. Lease prepayments and other assets are amortised on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.11	Impairment of non-financial assets

Assets, that have an infinite useful life - for example, goodwill or intangible assets not ready to use - are not subject to amortisation and are tested at least annually for impairment irrespective of whether there is any indication that it may be impaired. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12	Financial assets

2.12.1	Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade receivables, bill receivable and other receivables’ and ‘cash and cash equivalents’ in the balance sheet (Note 2.16 and 2.17).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.12	Financial assets (continued)

2.12.1	Classification (continued)

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.12.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Other operating income or expenses’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as ‘gains and losses from investment securities’.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.13	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.14	Impairment of financial assets

(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the receivables or a group of receivables is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.14	Impairment of financial assets (continued)

(b)	Financial assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria referred to in (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value), less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in the profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

2.15	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.16	Trade receivables, bills receivable and other receivables

Trade receivables and bills receivable are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade receivables, bills receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables, bills receivable and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for impairment.

2.17	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the Group’s balance sheet, bank overdrafts are shown within borrowings in current liabilities.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.18	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to owners of the company until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transact costs and the related income tax effects, is included in equity attributable to the company’s owners.

2.19	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund to a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

2.20	Trade payables and other payables

Trade payables and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.21	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.21	Borrowings (continued)

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.22	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.23	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only where there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.24	Employee benefits

(a)	Pension obligations

The PRC employees of the Group are covered by various PRC government-sponsored defined-contribution pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these employees when they retire. The Group contributes on a monthly basis to these pension plans for the employees which are determined at a certain percentage of their salaries. Under these plans, the Group has no obligation for post-retirement benefits beyond the contribution made. Contributions to these plans are expensed as incurred and contributions paid to the defined contribution pension plans for a staff are not available to reduce the Group’s future obligations to such defined-contribution pension plans even if the staff leaves the Group.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: When Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.25	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.26	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a)	Sales of petroleum and chemical products

Revenues associated with the sale of petroleum and chemical products are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(b)	Pipeline transportation services

Revenues associated with pipeline transportation services are recognized by reference to the stage of completion (that is, when the services are rendered) of the transaction at the end of the reporting period and when the outcome of the transaction can be estimated reliably. The outcome of the transaction can be estimated reliably when the amount of revenue, the costs incurred and the stage of completion can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

(c)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

2.27	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.28	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.29	Government grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the income statement over the useful life of the asset by way of reduced depreciation expense.

2.30	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.31	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

2.32	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group’s research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognised as expenses in the period in which they are incurred.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.33	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3	Financial risk management

3.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly borrowings and trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 31 December 2013, if USD had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been 213,925 thousands (2012: RMB 335,173 thousands) higher/lower as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD denominated short-term loans and trade payables.

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2013, the Group’s short-term and long-term interest bearing borrowings were mainly RMB and USD denominated with floating rates, amounting to RMB 7,721,826 thousands (31 December 2012: 12,255,217 thousands).

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During 2013 and 2012, the Group did not enter into any interest rate swap agreements.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk (continued)

As at 31 December 2013, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 28,957 thousands (31 December 2012: RMB 45,957 thousands).

(b)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, trade receivables, other receivables, bills receivable, etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

(c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group in and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

At 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB 3,531,426 thousands. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. At 31 December 2013, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 26,106,318 thousands, of which RMB 18,374,292 thousands was unutilised.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2014. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group Treasury. As at 31 December 2013, the Group held cash and cash equivalents of RMB 133,256 thousands (2012: RMB 160,962 thousands) (Note 21) and trade receivables of RMB 147,807 thousands (2012:RMB 93,484 thousands) (Note 20) that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s and the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3.	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
Group	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2013

Borrowings	7,175,621	36,339	664,746	—	7,876,706
Bills payable	8,680	—	—	—	8,680
Trade payables	2,238,409	—	—	—	2,238,409
Other payables	629,136	—	—	—	629,136
Amounts due to related parties	6,657,143	—	—	—	6,657,143

	16,708,989	36,339	664,746	—	17,410,074

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
Group	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2012

Borrowings	11,184,731	428,298	900,739	—	12,513,768
Trade payables	2,148,336	—	—	—	2,148,336
Other payables	886,246	—	—	—	886,246
Amounts due to related parties	3,390,763	—	—	—	3,390,763

	17,610,076	428,298	900,739	—	18,939,113

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
Company	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2013

Borrowings	7,212,605	34,560	635,791	—	7,882,956
Trade payables	1,304,556	—	—	—	1,304,556
Other payables	540,722	—	—	—	540,722
Amounts due to related parties	7,085,758	—	—	—	7,085,758
	16,143,641	34,560	635,791	—	16,813,992

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
Company	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2012

Borrowings	11,252,921	416,101	878,502	—	12,547,524
Trade payables	942,869	—	—	—	942,869
Other payables	780,696	—	—	—	780,696
Amounts due to related parties	4,740,749	—	—	—	4,740,749
	17,717,235	416,101	878,502	—	19,011,838

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The gearing ratios at 31 December 2013 and 2012 were as follows:

	As at 31 December
	2013 RMB’000	2012 RMB’000

Total borrowings (Note 24)	7,721,826	12,255,217
Less: cash and cash equivalents (Note 21)	(133,256)	(160,962)

Net debt	7,588,570	12,094,255
Total Equity	17,991,556	16,303,949

Total Capital	25,580,126	28,398,204

Gearing ratio	29.67%	42.59%

The decrease in the gearing ratio during 2013 resulted primarily from early repayment for some bank loans before its maturity.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.3	Fair value estimation

The Company analyses the financial instruments carried at fair value, by valuation method. The different levels have been defined as followings:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the advance from customers, staff salaries and welfare payables and other taxes payables) and borrowings. As at 31 December 2013, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

4	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Impairments for long-lived assets

Assets, that have a indefinite useful life, must be tested annually for impairment. Long term assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

4	Critical accounting estimates and judgments (continued)

4.1	Critical accounting estimates and assumptions (continued)

(b)	Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than the estimate.

(d)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realisable values, an allowance for diminution in value of inventories is recognized. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(e)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

4	Critical accounting estimates and judgments (continued)

4.1	Critical accounting estimates and assumptions (continued)

(e)	Recognition of deferred tax assets (continued)

Deferred tax assets are recognised in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilised. At the end of each reporting period, management assesses whether previously unrecognised deferred tax assets should be recognized. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilised. In addition, management assesses the carrying amount of deferred tax assets that are recognised at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilised.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2013, the Group would need to generate future taxable income of at least RMB 2,739 million. The Company would need to generate future taxable income of at least RMB 2,371 million by 2017, prior to the expiration of the unused tax losses generated in 2012. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest in associates or joint ventures, deferred tax assets, cash and cash equivalents, investment property and related revenues (such as share of profit of associates and joint ventures, interest income and investment income), interest-bearing loans, borrowings and interest expense, and corporate assets and expenses.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstock of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(v)	The Group’s trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

	2013			2012
			Revenue			Revenue
	Total	Inter-	from external	Total	Inter-	from external
	segment	segment	customers	segment	Segment	customers
	revenue	revenue	Note(a)	revenue	revenue	Note(a)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Synthetic fibres	3,264,518	—	3,264,518	3,344,283	93	3,344,190
Resins and plastics	14,685,256	244,977	14,440,279	14,936,916	108,618	14,828,298
Intermediate petrochemicals (Note (b))	38,120,472	19,437,514	18,682,958	37,247,332	19,085,952	18,161,380
Petroleum products	73,054,807	6,133,970	66,920,837	49,373,252	5,618,459	43,754,793
Trading of petrochemical products	14,504,014	3,344,902	11,159,112	15,449,179	3,423,818	12,025,361
Others	2,291,338	1,268,716	1,022,622	1,613,180	718,864	894,316
	145,920,405	30,430,079	115,490,326	121,964,142	28,955,804	93,008,338

	2013	2012
	RMB’000	RMB’000

Profit/(loss) from operations

Synthetic fibres	(602,907)	(405,349)
Resins and plastics	(766,311)	(1,291,393)
Intermediate petrochemicals	1,064,035	832,675
Petroleum products	2,177,264	(993,026)
Trading of petrochemical products	105,518	46,448
Others	214,667	38,199
Profit/(loss) from operations	2,192,266	(1,772,446)

Net finance income /(costs)	121,720	(283,257)
Investment income	—	6,446
Share of profit of investments accounted for using the equity method	130,667	32,784
Profit/(loss) before taxation	2,444,653	(2,016,473)

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

Note (a): External sales include sales to Sinopec Corp., its subsidiaries and joint ventures as follows:

	2013	2012
	RMB’000	RMB’000

Intermediate petrochemicals	2,450,016	4,355,455
Petroleum products	61,901,684	37,618,198
Trading of petrochemical products	6,079,977	6,999,471
Others	238,332	620,145
	70,670,009	49,593,269

Note (b): Intermediate petrochemicals sales to other segments are as follows:

	2013	2012
	RMB’000	RMB’000

Synthetic fibres	3,889,173	3,483,378
Resins and plastics	15,115,242	15,302,334
Petroleum products	433,099	300,240
	19,437,514	19,085,952

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

	As at 31 December
	2013	2012
	Total assets	Total assets
	RMB’000	RMB’000

Allocated assets

Synthetic fibres	1,942,127	1,689,429
Resins and plastics	2,160,187	1,100,082
Intermediate petrochemicals	6,603,970	6,811,409
Petroleum products	18,333,268	18,661,951
Trading of petrochemical products	743,409	451,111
Others	2,315,330	2,715,605
Allocated assets	32,098,291	31,429,587

Unallocated assets

Investments accounted for using the equity method	2,993,594	2,867,153
Deferred tax assets	684,599	1,052,573
Investment property	429,292	439,137
Others	431,034	674,096
Unallocated assets	4,538,519	5,032,959
Total assets	36,636,810	36,462,546

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

	As at 31 December
	2013	2012
	Total liabilities	Total liabilities
	RMB’000	RMB’000

Allocated liabilities

Synthetic fibres	320,028	232,135
Resins and plastics	1,390,865	1,029,297
Intermediate petrochemicals	1,773,356	1,260,661
Petroleum products	6,363,608	4,927,935
Trading of petrochemical products	972,403	388,810
Others	103,168	62,079
Allocated liabilities	10,923,428	7,900,917

Unallocated liabilities

Borrowings - current part	7,094,026	11,023,877
Borrowings - non-current part	627,800	1,231,340
Others	—	2,463
Unallocated liabilities	7,721,826	12,257,680
Total liabilities	18,645,254	20,158,597

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

6	Other operating income

	2013 RMB’000	2012 RMB’000

Gain on disposal of property, plant and equipment (Note 13)	468,107	3,905
Gain on foreign exchange	67,304	—
Government grants	49,658	211,044
Rental income from investment property	40,241	46,413
Income from pipeline transportation services	9,262	17,502
Others	38,812	54,890
	673,384	333,754

7	Other operating expenses

	2013 RMB’000	2012 RMB’000

Loss on disposal of property, plant and equipment	(27,392)	(24,670)
Employee redundancy expenses	(2,463)	(7,388)
Others	(37,507)	(23,721)
	(67,362)	(55,779)

8	Finance income and costs

	2013 RMB’000	2012 RMB’000

Net foreign exchange gain	407,932	—
Interest income	90,484	86,545
Finance income	498,416	86,545
Interest on bank and other borrowings	(376,696)	(466,409)
Less: borrowing costs capitalised as construction in progress (a)	—	110,306
Net interest expense	(376,696)	(356,103)
Net foreign exchange loss	—	(13,699)
Finance expenses	(376,696)	(369,802)
Finance income/(expenses)-net	121,720	(283,257)

(a)	There are no borrowing costs eligible for capitalization during 2013 (2012: capitalised at an average rate of 4.60% per annum).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

9	Expense by nature

	2013 RMB’000	2012 RMB’000

Cost of raw material and consumables	84,148,090	72,057,443
Staff cost	2,652,768	2,545,356
Depreciation and amortisation (Note 13, 14)	2,538,692	1,859,296
Repairs and maintenance expenses	1,126,828	984,486
Transportation costs	451,891	383,981
Agency commission	152,331	160,903
Change of goods in process and finished goods	124,799	156,365
Impairment loss	39,838	203,927
Auditors’ remuneration - audit services	7,800	8,850
Other expenses	12,673,897	10,907,088
Total cost of sales, selling and administrative expenses	103,916,934	89,267,695

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

10	Directors’ and supervisors’ emoluments

(i)	Directors’ and supervisors’ emoluments:

	2013
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000

Executive Directors

Wang Zhiqing	193	16	464	673
Gao Jingping (Resigned as supervisor in April 2013, newly appointed as vice president in June 2013)	187	16	415	618
Li Honggen	169	16	405	590
Zhang Jianping	169	16	397	582
Ye Guohua	169	16	399	584
Shi Wei (As director before April 2013, continue to serve as vice president)	199	16	508	723
Rong Guangdao (Resigned as director in April 2013)	64	5	348	417

Independent non-executive directors

Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Wang Yongshou	75	—	—	75
Zhang Yiming (Appointed in October 2013)	38	—	—	38

Supervisors

Li Xiaoxia	114	14	257	385
Zuo Qiang	110	13	234	357
Zhang Jianbo (Appointed in November 2013)	32	2	37	71
	1,819	130	3,464	5,413

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

10	Directors’ and supervisors’ emoluments (continued)

(i)	Directors’ and supervisors’ emoluments: (continued)

	2012
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000

Executive Directors

Rong Guangdao	187	14	487	688
Wang Zhiqing	187	14	487	688
Li Honggen	163	14	425	602
Shi Wei	180	14	451	645
Ye Guohua	163	14	409	586

Independent non-executive directors

Jin Mingda	150	—	—	150
Wang Yongshou	150	—	—	150
Cai Tingji	150	—	—	150

Supervisors

Gao Jinping	163	14	409	586
Zuo Qiang	104	11	243	358
Li Xiaoxia	108	14	243	365
	1,705	109	3,154	4,968

For the two years ended 31 December 2013 and 2012, no emolument was paid to the directors or supervisors as an inducement to join or upon joining the Company or as compensation for loss of office.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

10	Directors’ and supervisors’ emoluments (continued)

(ii)	Individuals with the highest emoluments

Of the 5 individuals with the highest emoluments in 2013, 4 (2012: 4) are directors and supervisors, whose emoluments are disclosed in Note 10(i). The emolument of the other one (2012: one) is as follows:

	2013 RMB’000	2012 RMB’000

Salaries and other benefits	181	175
Retirement scheme contributions	16	14
Discretionary bonus	429	442
	626	631

The emolument of the individual with the highest emoluments is within the band Nil to RMB1,000 thousands for the year ended 31 December 2013 and 2012.

11	Income tax

	2013 RMB’000	2012 RMB’000

-Current income tax	11,177	21,973
-Deferred taxation	367,974	(533,304)
	379,151	(511,331)

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

A reconciliation of the expected income tax calculated at the applicable tax rate with the actual income tax is as follows:

	2013 RMB’000	2012 RMB’000

Profit/(loss) before taxation	2,444,653	(2,016,473)
Expected PRC income tax at the statutory tax rate of 25%	611,163	(504,118)
Tax effect of share of profit of investments accounted for using the equity method	(30,167)	(10,800)
Tax effect of other non-taxable income	(23,451)	(17,921)
Tax effect of non-deductible loss, expenses and costs	5,197	2,611
Difference for final settlement of enterprise income taxes in respect of previous year	3,138	2,477
Utilisation of previously unrecognized tax losses	(202,721)	(679)
Temporary differences for which no deferred income tax asset was recognized	59	46
Tax losses for which no deferred income tax asset was recognized	15,933	17,053
Actual income tax	379,151	(511,331)

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	The Group
	Assets		Liabilities		Net balance
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

To be recovered within 12 months
Impairment for bad and doubtful debts, provision for inventories and payroll payables	22,734	27,407	—	—	22,734	27,407

To be recovered over 12 months
Provision for impairment losses in fixed assets and difference in depreciation	74,272	95,796	—	—	74,272	95,796
Capitalisation of borrowing costs	—	—	(14,479)	(17,431)	(14,479)	(17,431)
Tax losses carried forward	595,504	939,359	—	—	595,504	939,359
Others	6,568	7,442	—	—	6,568	7,442
Deferred tax assets/(liabilities)	699,078	1,070,004	(14,479)	(17,431)	684,599	1,052,573

	The Company
	Assets		Liabilities		Net balance
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

To be recovered within 12 months
Impairment for bad and doubtful debts, provision for inventories and payroll payables	22,302	27,172	—	—	22,302	27,172

To be recovered over 12 months
Provision for impairment losses in fixed assets and difference in depreciation	74,272	95,796	—	—	74,272	95,796
Capitalisation of borrowing costs	—	—	(14,479)	(17,431)	(14,479)	(17,431)
Tax losses carried forward	592,630	939,359	—	—	592,630	939,359
Deferred tax assets/(liabilities)	689,204	1,062,327	(14,479)	(17,431)	674,725	1,044,896

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	The Group
	Balance at 1 January 2013 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2013 RMB’000

Impairment for bad and doubtful debts, provision for inventories and payroll payables	27,407	(4,673)	22,734
Provision for impairment losses in fixed assets and difference in depreciation	95,796	(21,524)	74,272
Capitalisation of borrowing costs	(17,431)	2,952	(14,479)
Tax losses carried forward	939,359	(343,855)	595,504
Others	7,442	(874)	6,568
Deferred tax assets	1,052,573	(367,974)	684,599

	The Group
	Balance at 1 January 2012 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2012 RMB’000

Impairment for bad and doubtful debts, provision for inventories and payroll payables	42,123	(14,716)	27,407
Provision for impairment losses in fixed assets and difference in depreciation	112,297	(16,501)	95,796
Capitalisation of borrowing costs	(20,395)	2,964	(17,431)
Tax losses carried forward	374,186	565,173	939,359
Others	11,058	(3,616)	7,442
Deferred tax assets	519,269	533,304	1,052,573

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows: (continued)

	The Company
	Balance at 1 January 2013 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2013 RMB’000

Impairment for bad and doubtful debts, provision for inventories and payroll	27,172	(4,870)	22,302
Provision for impairment losses in fixed assets and difference in depreciation	95,796	(21,524)	74,272
Capitalisation of borrowing costs	(17,431)	2,952	(14,479)
Tax losses carried forward	939,359	(346,729)	592,630
Deferred tax assets	1,044,896	(370,171)	674,725

	The Company
	Balance at 1 January 2012 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2012 RMB’000

Impairment for bad and doubtful debts, provision for inventories and payroll	41,832	(14,660)	27,172
Provision for impairment losses in fixed assets and difference in depreciation	112,297	(16,501)	95,796
Capitalisation of borrowing costs	(20,395)	2,964	(17,431)
Tax losses carried forward	374,186	565,173	939,359
Others	2,738	(2,738)	—
Deferred tax assets	510,658	534,238	1,044,896

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(iii)	Deferred tax assets not recognized

As at 31 December 2013, a subsidiary of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 thousands and provision for inventories amounting to RMB 46,190 thousands (2012: RMB 432,579 thousands and 46,190 thousands, respectively) and the unused tax losses carried forward for PRC income tax purpose amounting to RMB 402,138 thousands (2012: RMB2,866,035 thousands), because it was not probable that the related tax benefit will be realized. The unused tax losses carried forward of RMB 116,764 thousands, RMB 73,904 thousands, RMB 79,526 thousands, RMB 68,211 thousands, RMB 63,733 thousands will expire in 2014, 2015, 2016, 2017 and 2018, respectively.

12	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2013 RMB’000		2012 RMB’000 (Restated)

Net profit/(loss) attributable to owners of the Company		2,055,328		(1,528,397)
Weighted average number of ordinary shares in issue(thousands)(Note(1))		10,800,000		10,800,000
Basic earnings/(loss) per share(RMB/share)	RMB	0.190	RMB	(0.142)

Note 1: The resolution included a distribution of 5 shares for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands (Note 23). As at 31 December 2013, the Company’s total share capital was 10.8 billion shares. In determining the weighted average number of ordinary shares in issue during the year ended 31 December 2012, the 3,600,000,000 shares issued by way of capitalisation of reserves have been regarded as if these shares were in issue since 1 January 2012. Earnings per share for 2012 were restated accordingly.

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets

The Group	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000

At 1 January 2012
Cost	748,867	83,330	306,052	1,138,249
Accumulated amortisation	(270,653)	(42,346)	—	(312,999)
Net book amount	478,214	40,984	306,052	825,250

Year ended 31 December 2012
Opening net book amount	478,214	40,984	306,052	825,250
Additions	—	—	189,117	189,117
Transfer from construction in progress (Note 16)	—	—	355,717	355,717
Disposals	(3,300)	—	—	(3,300)
Charge for the year	(15,404)	(2,919)	(171,195)	(189,518)
Reclassified to other receivables and prepayments	—	—	(46,143)	(46,143)
Closing net book amount	459,510	38,065	633,548	1,131,123

At 31 December 2012
Cost	744,867	81,054	633,548	1,459,469
Accumulated amortisation	(285,357)	(42,989)	—	(328,346)
Net book amount	459,510	38,065	633,548	1,131,123

Year ended 31 December 2013
Opening net book amount	459,510	38,065	633,548	1,131,123
Additions	—	31	318,671	318,702
Disposals	(20,808)	—	—	(20,808)
Charge for the year	(15,347)	(2,919)	(423,805)	(442,071)
Reclassified to other receivables and prepayments	—	—	(69,951)	(69,951)
Closing net book amount	423,355	35,177	458,463	916,995

At 31 December 2013
Cost	708,752	81,085	458,463	1,248,300
Accumulated amortisation	(285,397)	(45,908)	—	(331,305)
Net book amount	423,355	35,177	458,463	916,995

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets (continued)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company entered into an agreement with China Petrochemical Sales Co., Ltd. (“the Sales Company”) which included a sell of part of the Company’s assets located in Chen Shan depot. The carrying value of the asset transferred was RMB 112,260 thousands, mainly including buildings, machinery and equipment with carrying value of approximately RMB 91,534 thousands (cost: RMB 407,941 thousands, accumulated depreciation: 316,407 thousands), three land use of rights with carrying value of approximately RMB 20,726 thousands (cost: RMB 35,974 thousands, accumulated amortization: RMB15,248 thousands).

According to the valuation report (31 March 2014 as the date of valuation) (Zhong Lian Ping Bao Zi [2013] No. 579) issued by China United Assets Appraisal Group Ltd., the transaction price was determined at RMB 594,147 thousands. The net income of above transaction after tax was RMB 464,941 thousands (Note 26 (c)).

Long-term prepaid expenses are mainly catalyst. As at 31 December 2013, the net book value of catalyst is RMB 440,433 thousands (31 December 2012: RMB 614,617 thousands).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets (continued)

The Company	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000

At 1 January 2012
Cost	650,642	—	306,052	956,694
Accumulated amortisation	(231,255)	—	—	(231,255)
Net book amount	419,387	—	306,052	725,439

Year ended 31 December 2012
Opening net book amount	419,387	—	306,052	725,439
Additions	—	—	171,682	171,682
Transfer from construction in progress (Note 16)	—	—	355,717	355,717
Charge for the year	(13,031)	—	(170,283)	(183,314)
Reclassified to other receivables and prepayments	—	—	(46,143)	(46,143)
Closing net book amount	406,356	—	617,025	1,023,381

At 31 December 2012
Cost	650,642	—	617,025	1,267,667
Accumulated amortisation	(244,286)	—	—	(244,286)
Net book amount	406,356	—	617,025	1,023,381

Year ended 31 December 2013
Opening net book amount	406,356	—	617,025	1,023,381
Additions	—	31	317,555	317,586
Disposals	(20,808)	—	—	(20,808)
Charge for the year	(12,972)	—	(422,403)	(435,375)
Reclassified to other receivables and prepayments	—	—	(69,951)	(69,951)
Closing net book amount	372,576	31	442,226	814,833

At 31 December 2013
Cost	614,527	31	442,226	1,056,784
Accumulated amortisation	(241,951)	—	—	(241,951)
Net book amount	372,576	31	442,226	814,833

Long-term prepaid expenses are mainly catalyst. As at 31 December 2013, the net book value of catalyst is RMB 440,433 thousands (31 December 2012: RMB 614,617 thousands).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets (continued)

The Group’s interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	The Group As at 31 December		The Company As at 31 December
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

In mainland China-medium-term leases	423,355	459,510	372,576	406,356

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

14	Property, plant and equipment

The Group	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000

At 1 January 2012
Cost	3,674,088	33,052,960	1,931,843	38,658,891
Accumulated depreciation	(1,950,626)	(21,729,042)	(1,487,190)	(25,166,858)
Impairment loss	(279,461)	(656,250)	(54,342)	(990,053)
Net book amount	1,444,001	10,667,668	390,311	12,501,980

Year ended 31 December 2012
Opening net book amount	1,444,001	10,667,668	390,311	12,501,980
Additions	—	117,126	41,606	158,732
Disposals	(9,285)	(33,460)	(6,888)	(49,633)
Reclassification	10,783	(11,195)	412	—
Transferred from construction in progress (Note 16)	108,629	6,391,693	27,125	6,527,447
Charge for the year	(96,036)	(1,505,027)	(68,715)	(1,669,778)
Closing net book amount	1,458,092	15,626,805	383,851	17,468,748

At 31 December 2012
Cost	3,776,866	39,302,840	1,914,699	44,994,405
Accumulated depreciation	(2,039,675)	(23,023,446)	(1,476,680)	(26,539,801)
Impairment loss	(279,099)	(652,589)	(54,168)	(985,856)
Net book amount	1,458,092	15,626,805	383,851	17,468,748

Year ended 31 December 2013
Opening net book amount	1,458,092	15,626,805	383,851	17,468,748
Additions	—	67,223	19,502	86,725
Disposals	(31,837)	(69,083)	(19,789)	(120,709)
Reclassification	(2,919)	(16,169)	19,088	—
Transferred from construction in progress (Note 16)	98,604	1,193,177	42,955	1,334,736
Transferred to Investment properties (Note 15)	(3,400)	—	—	(3,400)
Charge for the year	(98,781)	(1,934,474)	(63,366)	(2,096,621)
Closing net book amount	1,419,759	14,867,479	382,241	16,669,479

At 31 December 2013
Cost	3,727,436	40,086,904	1,936,874	45,751,214
Accumulated depreciation	(2,028,578)	(24,571,769)	(1,500,465)	(28,100,812)
Impairment loss	(279,099)	(647,656)	(54,168)	(980,923)
Net book amount	1,419,759	14,867,479	382,241	16,669,479

In 2013, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 2,096,478 thousands and RMB 143 thousands, respectively (2012: RMB 1,669,377 thousands and RMB 401 thousands, respectively).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

14	Property, plant and equipment (continued)

The Company	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000

At 1 January 2012
Cost	2,968,881	30,754,293	1,642,155	35,365,329
Accumulated depreciation	(1,586,005)	(19,967,973)	(1,274,757)	(22,828,735)
Impairment loss	(51,147)	(499,891)	(6,436)	(557,474)
Net book amount	1,331,729	10,286,429	360,962	11,979,120

Year ended 31 December 2012
Opening net book amount	1,331,729	10,286,429	360,962	11,979,120
Additions	—	117,126	40,956	158,082
Disposals	(898)	(23,845)	(3,098)	(27,841)
Reclassification	10,782	(11,194)	412	—
Transferred from construction in progress (Note 16)	108,453	6,341,545	16,934	6,466,932
Charge for the year	(92,473)	(1,466,960)	(64,514)	(1,623,947)
Closing net book amount	1,357,593	15,243,101	351,652	16,952,346

At 31 December 2012
Cost	3,085,835	36,990,828	1,659,796	41,736,459
Accumulated depreciation	(1,677,457)	(21,251,498)	(1,301,881)	(24,230,836)
Impairment loss	(50,785)	(496,229)	(6,263)	(553,277)
Net book amount	1,357,593	15,243,101	351,652	16,952,346

Year ended 31 December 2013
Opening net book amount	1,357,593	15,243,101	351,652	16,952,346
Additions	—	64,494	18,595	83,089
Disposals	(31,835)	(68,618)	(18,353)	(118,806)
Reclassification	(5,599)	(13,580)	19,179	—
Transferred from construction in progress (Note 16)	98,604	1,184,792	42,550	1,325,946
Charge for the year	(93,822)	(1,849,011)	(58,126)	(2,000,959)
Closing net book amount	1,324,941	14,561,178	355,497	16,241,616

At 31 December 2013
Cost	3,146,619	38,084,966	1,702,938	42,934,523
Accumulated depreciation	(1,770,893)	(23,032,492)	(1,341,178)	(26,144,563)
Impairment loss	(50,785)	(491,296)	(6,263)	(548,344)
Net book amount	1,324,941	14,561,178	355,497	16,241,616

In 2013, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 2,000,893 thousands and RMB 66 thousands, respectively (2012: RMB 1,623,877 thousands and RMB 70 thousands, respectively).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

15	Investment property

	The Group RMB’000	The Company RMB’000

At 1 January 2012
Cost	546,412	546,412
Accumulated depreciation	(93,857)	(93,857)
Net book amount	452,555	452,555

Year ended 31 December 2012
Opening net book amount	452,555	452,555
Transfer to property, plant and equipment	(168)	(168)
Charge for the year	(13,250)	(13,250)
Net book amount	439,137	439,137

At 1 January 2013
Cost	546,204	546,204
Accumulated depreciation	(107,067)	(107,067)
Net book amount	439,137	439,137

Year ended 31 December 2013
Opening net book amount	439,137	439,137
Transferred from property, plant and equipment (Note 14)	3,400	—
Charge for the year	(13,245)	(13,245)
Net book amount	429,292	425,892

At 31 December 2013
Cost	552,535	546,205
Accumulated depreciation	(123,243)	(120,313)
Net book amount	429,292	425,892

Investment property represents certain floors of an office building leased to other entities including related parties.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

15	Investment property (continued)

The fair value of the investment property of the Group and the Company as at 31 December 2013 were estimated by the directors to be approximately RMB 1,003,105 thousands and RMB 956,919 thousands by reference to market values of similar properties in the relevant region (2012: the Group: RMB 970,565 thousands; the Company:RMB 970,565 thousands). This fair value estimation was at level 2 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB 40,241 thousands was received by the Group during the year ended 31 December 2013 (2012: RMB 46,413 thousands).

16	Construction in progress

	The Group		The Company
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

At 1 January	612,388	3,852,692	604,866	3,781,922
Additions	1,179,171	3,642,860	1,177,903	3,645,593
Transferred to property plant and Equipment (Note 14)	(1,334,736)	(6,527,447)	(1,325,946)	(6,466,932)
Transferred to lease prepayment and other assets - catalyst (Note 13)	—	(355,717)	—	(355,717)
At 31 December	456,823	612,388	456,823	604,866

17	Investments in subsidiaries

	As at 31 December
The Company	2013 RMB’000	2012 RMB’000

Unlisted shares, at cost	1,537,901	1,537,901
Less: impairment loss	(227,500)	(227,500)
	1,310,401	1,310,401

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

17	Investments in subsidiaries (continued)

These amounts represent the investments made by the Company in its consolidated subsidiaries. At 31 December 2013, the following list contains the particulars of the subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

The Company	Registered capital RMB’000		Held by the Company %	Percentage of equity held by subsidiaries %	Voting rights percentage %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB	1,000,000	100.00	—	100.00	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	—	67.33	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	71.43	Production of Polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD	50,000	—	60.00	60.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75.00	—	75.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB	545,776	—	100.00	100.00	Production of petrochemical products

None of the subsidiaries have issued any debt securities.

Loans from subsidiaries

As at 31 December 2013, Golden Phillips Petrochemical Company Limited, a subsidiary of the Company, provided entrusted loan to the Company by Shanghai Jinshan Branch of Industrial and Commercial Bank of China. The amount is RMB 105,000 thousands (2012: 105,000 thousands) and the annual interest rate ranges from 2.25% to 3.25% (2012: 2.25% to 3.25%).

All of the Group’s non-controlling interests in subsidiaries are not significant.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	The Group		The Company
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

Associates
-Unlisted shares, at cost	—	—	2,206,488	2,146,488
-Share of net assets	2,727,570	2,616,474	—	—

Joint ventures
-Unlisted shares, at cost	—	—	127,992	127,992
-Share of net assets	266,024	250,679	—	—
	2,993,594	2,867,153	2,334,480	2,274,480

The amounts recognised in the income statement are as follows:

	The Group
	2013 RMB’000	2012 RMB’000

Associates	114,122	17,981
Joint ventures	16,545	14,803
	130,667	32,784

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in associates

The Group	2013 RMB’000	2012 RMB’000

At 1 January	2,616,474	2,638,164
Capital contribution	60,000	—
Share of profit	114,122	17,981
Cash dividends distribution	(63,026)	(39,671)
As at 31 December	2,727,570	2,616,474

Set out below are the major associates of the Group as at 31 December 2013, which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Nature of investment in major associates as at 31 December 2013 and 2012.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

Shanghai Secco Petrochemical Company Limited [Shanghai Secco]	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited [Chemical Industry]	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited [Jinsen]	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited [Azbil]	PRC	40	Service and maintenance of building automation systems and products	Equity

There are no contingent liabilities relating to the Group’s interest in the associates.

Summarized financial information for major associates

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Summarised balance sheet

As at 31 December 2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Total RMB’000

Current
-Current Assets	4,600,981	3,093,527	123,548	175,236	7,993,292
-Current Liabilities	(2,700,388)	(1,182,769)	(14,057)	(57,374)	(3,954,588)
Non-current
-Non-current Assets	9,295,519	2,600,953	96,344	3,793	11,996,609
-Non-current liabilities	(3,425,837)	(1,101,536)	—	—	(4,527,373)
Net Assets	7,770,275	3,410,175	205,835	121,655	11,507,940

As at 31 December 2012	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Total RMB’000

Current
-Current Assets	4,131,750	3,426,207	113,479	237,427	7,908,863
-Current Liabilities	(3,904,849)	(1,468,271)	(12,813)	(61,080)	(5,447,013)
Non-current
-Non-current Assets	10,109,825	2,480,241	106,887	5,261	12,702,214
-Non-current liabilities	(3,066,271)	(1,111,834)	—	—	(4,178,105)
Net Assets	7,270,455	3,326,343	207,553	181,608	10,985,959

Summarised statement of comprehensive income

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Total RMB’000

Revenue	29,369,585	5,960	307,067	257,762	29,940,374
Post-tax profit from continuing operations	199,820	123,832	10,868	30,047	364,567
Other comprehensive income	—	—	—	—	—
Total comprehensive income	199,820	123,832	10,868	30,047	364,567
Dividends received from associate	—	40,000	12,586	90,000	142,586

2012	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Total RMB’000

Revenue	27,157,954	6,057	273,874	275,879	27,713,764
Post-tax profit/(loss) from continuing operations	(349,032)	169,232	13,985	36,145	(129,670)
Other comprehensive income	—	—	—	—	—
Total comprehensive income/(loss)	(349,032)	169,232	13,985	36,145	(129,670)
Dividends received from associate	—	39,000	13,777	30,000	82,777

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in major associates.

Summarised financial information

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Total RMB’000

Opening net assets 1 January	7,270,455	3,326,343	207,553	181,608	10,985,959
Profit for the year	199,820	123,832	10,868	30,047	364,567
Other comprehensive income	—	—	—	—	—
Capital increment	300,000	—	—	—	300,000
Declared dividends	—	(40,000)	(12,586)	(90,000)	(142,586)
Closing net assets	7,770,275	3,410,175	205,835	121,655	11,507,940
% of ownership interest	20%	38.26%	40.00%	40.00%
Interest in associates	1,554,055	1,304,733	82,334	48,662	2,989,784
Unentitled portion	—	(325,052)	—	—	(325,052)
Carrying value	1,554,055	979,681	82,334	48,662	2,664,732

	Shanghai	Chemical
	Secco	Industry	Jinsen	Azbil	Total
2012	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Opening net assets 1 January	7,619,487	3,196,111	207,345	175,463	11,198,406
Profit/(loss) for the year	(349,032)	169,232	13,985	36,145	(129,670)
Other comprehensive income	—	—	—	—	—
Capital increment	—	—	—	—	—
Declared dividends	—	(39,000)	(13,777)	(30,000)	(82,777)
Closing net assets	7,270,455	3,326,343	207,553	181,608	10,985,959
% of ownership interest	20%	38.26%	40.00%	40.00%
Interest in associates	1,454,091	1,272,659	83,021	72,643	2,882,414
Unentitled portion<1>	—	(325,052)	—	—	(325,052)
Carrying value	1,454,091	947,607	83,021	72,643	2,557,362

<1>	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint venture

The Group	2013 RMB’000	2012 RMB’000

At 1 January	250,679	263,141
Share of profit	16,545	14,803
Cash dividends distribution	(1,200)	(27,265)
As at 31 December	266,024	250,679

The joint ventures listed below have share capital consisting solely of ordinary shares, which are held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

BOC-SPC Gases Company Limited [BOC]	PRC	50	Production and sales of industrial gases	Equity
Shanghai Jinpu Plastic Packing Materials Company Limited [Jinpu]	PRC	50	Production of polypropylene film	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited [Yangu Gas]	PRC	50	Production and sales of industrial gases	Equity

Summarised financial information for joint ventures

Set out below are the summarised financial information for material joint ventures which are accounted for using the equity method.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised balance sheet

At 31 December 2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Current
Cash and cash equivalents	16,832	11,845	9,027	37,704
Other current assets (excluding cash)	54,834	69,088	21,015	144,937
Total current assets	71,666	80,933	30,042	182,641
Financial liabilities	(113,803)	(49,514)	(16,769)	(180,086)
Other current liabilities	(12,674)	(2,025)	(2,687)	(17,386)
Total current liabilities	(126,477)	(51,539)	(19,456)	(197,472)

Non-current
Total non-current assets	403,439	101,535	103,451	608,425
Total non-current liabilities	—	—	(9,000)	(9,000)
Net assets	348,628	130,929	105,037	584,594

At 31 December 2012	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Current
Cash and cash equivalents	18,532	22,108	6,962	47,602
Other current assets (excluding cash)	47,235	59,899	23,706	130,840
Total current assets	65,767	82,007	30,668	178,442
Financial liabilities	(146,391)	(34,935)	(35,986)	(217,312)
Other current liabilities	(55,864)	(1,278)	(3,231)	(60,373)
Total current liabilities	(202,255)	(36,213)	(39,217)	(277,685)

Non-current
Total non-current Assets	441,834	105,934	112,369	660,137
Total non-current liabilities	—	—	—	—
Net assets	305,346	151,728	103,820	560,894

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Revenue	388,968	253,971	72,675	715,614
Depreciation and amortisation	44,345	9,205	12,603	66,153
Interest income	247	302	99	648
Interest expense	(7,568)	(1,714)	(1,742)	(11,024)
Profit / (loss) from continuing operations	46,920	(18,147)	3,391	32,164
Income tax expense	(11,723)	—	226	(11,497)
Post-tax profit/(loss) from continuing operations	35,197	(18,147)	3,617	20,667
Other comprehensive income	—	—	—	—
Total comprehensive income/(loss)	35,197	(18,147)	3,617	20,667
Dividends received from joint venture	—	—	2,400	2,400

2012	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Revenue	399,221	268,901	74,187	742,309
Depreciation and amortisation	45,340	9,719	6,482	61,541
Interest income	351	297	98	746
Interest expense	(11,385)	(576)	(1,510)	(13,471)
Profit / (loss) from continuing operations	52,555	(24,972)	5,201	32,784
Income tax expense	(11,652)	—	(505)	(12,157)
Post-tax profit/(loss) from continuing operations	40,903	(24,972)	4,696	20,627
Other comprehensive income	—	—	—	—
Total comprehensive income/(loss)	40,903	(24,972)	4,696	20,627
Dividends received from joint venture	49,000	—	2,698	51,698

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Reconciliation of summarised financial information

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Opening net assets 1 January	305,346	151,728	103,820	560,894
(Profit)/loss for the year	43,282	(20,799)	3,617	26,100
Other comprehensive income	—	—	—	—
Declared dividends	—	—	(2,400)	(2,400)
Closing net assets	348,628	130,929	105,037	584,594
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	174,314	65,465	52,519	292,298
Unrealized downstream transactions	(26,274)	—	—	(26,274)
Carrying value	148,040	65,465	52,519	266,024

2012	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Opening net assets 1 January	313,443	176,700	101,822	591,965
(Profit)/loss for the year	40,903	(24,972)	4,696	20,627
Other comprehensive income	—	—	—	—
Declared dividends	(49,000)	—	(2,698)	(51,698)
Closing net assets	305,346	151,728	103,820	560,894
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	152,673	75,864	51,910	280,447
Unrealized downstream transactions	(29,768)	—	—	(29,768)
Carrying value	122,905	75,864	51,910	250,679

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

19	Inventories

	The Group		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Raw materials	5,729,543	5,491,654	5,593,467	5,339,409
Work in progress	1,782,341	1,995,301	1,773,981	1,987,380
Finished goods	1,161,926	1,056,490	943,624	931,683
Spare parts and consumables	365,429	394,632	323,877	357,172
	9,039,239	8,938,077	8,634,949	8,615,644

The cost of inventories recognized in Cost of Sales amounted to RMB 84,148,090 thousands for the year ended 31 December 2013 (2012: RMB 72,057,443 thousands) which included an inventory provision of RMB 40,165 thousands (2012: RMB 203,556 thousands).

20	Trade and other receivables

	The Group		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	147,855	94,366	8,082	10,727
Less: allowance for doubtful debts	(48)	(882)	(48)	(882)
	147,807	93,484	8,034	9,845

Bills receivable	2,688,897	2,046,657	2,283,709	1,896,731
Amounts due from related parties	2,131,133	1,052,842	1,574,025	862,139
	4,967,837	3,192,983	3,865,768	2,768,715

Other receivables and prepayments	345,696	599,402	222,472	474,548
	5,313,533	3,792,385	4,088,240	3,243,263

Amounts due from related parties mainly represent trade-related balances.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

20	Trade and other receivables (continued)

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	The Group		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	4,967,817	3,192,974	3,865,748	2,768,706
Between one and two years	20	9	20	9
	4,967,837	3,192,983	3,865,768	2,768,715

Bills receivable represent short-term banker acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

21	Cash and cash equivalents

	The Group		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Cash deposits with a related party	7,109	1,933	3,788	1,672
Cash at bank and in hand	126,147	159,029	74,660	117,476
	133,256	160,962	78,448	119,148

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

22	Share capital

The Group and the Company	Non- circulating shares RMB’000	Circulating Shares with restriction RMB’000	RMB ordinary A shares listed in PRC RMB’000	Foreign investment H shared listed overseas RMB’000	Total RMB’000

As at 1 January and 31 December 2012	4,150,000	—	720,000	2,330,000	7,200,000
Distribution to circulating A share shareholders (Note 1)	(360,000)	—	360,000	—	—
Conversion of share premium and surplus reserve to share capital	1,895,000	—	540,000	1,165,000	3,600,000
Other	(5,685,000)	5,685,000	—	—	—
As at 31 December 2013	—	5,685,000	1,620,000	3,495,000	10,800,000

23	Reserves

Group	Share premium RMB’000	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Safety production fund RMB’000	Undistributed profits RMB’000	Total RMB’000

Balance at 1 January 2012	2,420,841	3,871,256	4,180	1,280,514	21,777	3,126,995	10,725,563
Net loss attributable to shareholders of the Company	—	—	—	—	—	(1,528,397)	(1,528,397)
Dividends approved in respect of previous year	—	—	—	—	—	(360,000)	(360,000)
Utilisation of safety production fund	—	—	—	—	(13,598)	13,598	—
Balance at 31 December 2012	2,420,841	3,871,256	4,180	1,280,514	8,179	1,252,196	8,837,166
Net profit attributable to shareholders of the Company	—	—	—	—	—	2,055,328	2,055,328
Dividends for the first half of 2013	—	—	—	—	—	(360,000)	(360,000)
Appropriation to statutory reserve	—	201,220	—	—	—	(201,220)	—
Conversion of share premium and surplus reserve to share capital	(2,420,841)	—	—	(1,179,159)	—	—	(3,600,000)
Utilisation of safety production fund	—	—	—	—	(2,347)	2,347	—
Balance at 31 December 2013	—	4,072,476	4,180	101,355	5,832	2,748,651	6,932,494

See Note 1 for details of the conversion of share premium and surplus reserve to share capital.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

23	Reserves (continued)

Company	Share premium RMB’000	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Safety production fund RMB’000	Undistributed profits RMB’000	Total RMB’000

Balance at 1 January 2012	2,420,841	3,871,256	4,180	1,280,514	14,272	2,505,952	10,097,015
Net loss attributable to shareholders of the Company	—	—	—	—	—	(1,448,652)	(1,448,652)
Dividends approved in respect of previous year	—	—	—	—	—	(360,000)	(360,000)
Utilisation of safety production fund	—	—	—	—	(14,272)	14,272	—
Balance at 31 December 2012	2,420,841	3,871,256	4,180	1,280,514	—	711,572	8,288,363
Net profit attributable to shareholders of the Company	—	—	—	—	—	1,970,023	1,970,023
Dividends approved in respect of the first half of 2013	—	—	—	—	—	(360,000)	(360,000)
Appropriation to statutory reserve	—	201,220	—	—	—	(201,220)	—
Conversion of share premium and surplus reserve to share capital	(2,420,841)	—	—	(1,179,159)	—	—	(3,600,000)
Balance at 31 December 2013	—	4,072,476	4,180	101,355	—	2,120,375	6,298,386

24	Borrowings

	The Group		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Long term bank loans (Note a)
-Between two and five years	627,800	860,780	600,000	840,000
-Between one and two years	—	370,560	—	360,000
	627,800	1,231,340	600,000	1,200,000

Loans due within one year
-Current portion of long term bank loans (Note a)	609,690	—	609,690	—
-Short term bank loans	6,414,336	10,803,877	6,452,336	10,872,877
-Short term loans from related parties	70,000	220,000	70,000	220,000
	7,094,026	11,023,877	7,132,026	11,092,877
	7,721,826	12,255,217	7,732,026	12,292,877

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

24	Borrowings (continued)

Note (a): The long term borrowings of the Group and the Company are as follows:

			The Group		The Company
	Interest rate at	Type of	As at 31 December		As at 31 December
	31 December	interest	2013	2012	2013	2012
	2013	rate	RMB’000	RMB’000	RMB’000	RMB’000

Repayment terms and last payment date

Arranged by the Company:

Due in 2014	1.44%	Floating	609,690	360,000	609,690	360,000
Due in 2015	5.76%-6.21%	Floating	—	240,000	—	240,000
Due in 2016	5.76%	Floating	300,000	300,000	300,000	300,000
Due in 2017-2018	5.76%	Floating	300,000	300,000	300,000	300,000

Arranged by subsidiaries:

Due in 2014	6.40%-6.90%	Floating	—	10,560	—	—
Due in 2015-2016	6.40%-6.90%	Floating	27,800	20,780	—	—
Total long term loans			1,237,490	1,231,340	1,209,690	1,200,000

Less: Amounts due within one year			609,690	—	609,690	—
Amounts due after one year			627,800	1,231,340	600,000	1,200,000

The weighted average interest rates for the Group and the Company’s short term borrowings were 2.87% and 2.84%, respectively at 31 December 2013 (2012: the Group and the Company 3.62% and 3.61%, respectively).

At 31 December 2013, no borrowings were secured by property, plant and equipment (2012: nil).

Included in borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	The Group				The Company
	2013		2012		2013	2012

USD (in thousands)	USD	809,760	USD	1,247,296	USD809,760	USD	1,247,296

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

25	Trade and other payables

	The Group As at 31 December		The Company As at 31 December
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

Trade payables	2,739,953	2,886,616	1,739,208	1,596,894
Bills payable	8,680	—	—	—
Amounts due to related parties	6,663,559	3,411,279	7,092,372	4,762,170
Subtotal	9,412,192	6,297,895	8,831,580	6,359,064

Staff salaries and welfares payable	41,418	48,008	36,107	42,959
Taxes payable (exclude Income tax payable)	836,909	668,768	821,586	663,603
Interest payable	10,740	20,987	10,615	20,987
Dividends payable	20,918	21,548	20,918	21,548
Construction payable	342,754	463,052	342,657	461,543
Other liabilities	254,724	380,659	166,532	276,618
Subtotal of other payables	1,507,463	1,603,022	1,398,415	1,487,258
	10,919,655	7,900,917	10,229,995	7,846,322

As at 31 December 2013 and 2012, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities approximated their carrying amounts due to their short maturities.

The ageing analysis of the trade payables (including amounts due to related parties of trading in nature) was as follows:

	The Group As at 31 December		The Company As at 31 December
	2013 RMB’000	2012 RMB’000	2013 RMB’000	2012 RMB’000

0-30 days or on demand	8,566,670	6,088,323	8,105,243	6,150,870
31-90 days	556,300	209,572	131,225	208,194
Over 90 days	289,222	—	595,112	—
	9,412,192	6,297,895	8,831,580	6,359,064

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
China Petrochemical Corporation(“Sinopec Group Company”)	Ultimate parent company
BOC-SPC Gases Company Limited	Joint venture of the Group
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint venture of the Group
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint venture of the Group
Shanghai Secco Petrochemical Company Limited	Associates of the Group
Shanghai Chemical Industry Park Development Company Limited	Associates of the Group
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associates of the Group
Shanghai Azbil Automation Company Limited	Associates of the Group
Shanghai Petrochemical Asphalt Company Limited	Associates of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associates of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associates of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

Names of related parties	Relationship with the Company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited(“Sinopec Finance”)	Subsidiary of the ultimate parent company

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2013 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Sales of petroleum products	61,901,684	37,618,198
Sales other than petroleum products	8,768,325	11,975,071
Purchases of crude oil	52,898,298	41,173,864
Purchases other than crude oil	5,847,600	8,261,218
Sales commissions	152,331	160,903
Rental income	25,602	23,976
	129,593,840	99,213,230

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group Company and its subsidiaries, associates and joint venture of the Group were as follows:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Sales of goods and service fee income
- Sinopec Group Company and its subsidiaries	347,176	430,089
- Associates and joint ventures of the Group	2,711,864	2,548,068
	3,059,040	2,978,157

Purchase
- Sinopec Group Company and its subsidiaries	12,280	24,445
- Associates and joint ventures of the Group	3,923,220	3,519,612
	3,935,500	3,544,057

Insurance premiums expenses
- Sinopec Group Company and its subsidiaries	146,176	115,918
Interest income (Note i) - Sinopec Finance	943	555
Loans borrowed - Sinopec Finance	3,374,845	3,361,740
Loans repayment - Sinopec Finance	3,524,845	3,801,740
Interest expense - Sinopec Finance	20,762	29,716

Construction and installation cost
- Sinopec Group Company and its subsidiaries	287,988	436,082

Note i: For the borrowings from Sinopec Finance, the weighted average interest rates of borrowings in RMB for the Group and the Company were 5.40%, borrowings in USD were 1.47% for the year ended 31 December 2013 (2012: In RMB : 5.49%, in USD: 3.50%).

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group Company and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 26(a) and 26(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

(c)	Transfer of assets

				2013
Related Party	Contents of Transactions	Type of Transactions	Pricing principle	Amount	Proportion of similar transaction

Sinopec Chemical Commercial Holding Company Limited	Selling of oil depot	Sell of assets	Third-party valuation	594,147	99.49%

(d)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group Company and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 26(a) and 26(b), are summarised as follows:

	As at 31 December
	2013 RMB’000	2012 RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,912,600	867,960
- Sinopec Group and its subsidiaries	2,074	3,884
- Associates and joint ventures of the Group	216,459	180,998
	2,131,133	1,052,842

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	6,242,839	3,211,906
- Sinopec Group and its subsidiaries	28,687	5,894
- Associates and joint ventures of the Group	392,033	193,479
	6,663,559	3,411,279

Cash deposits, maturing within 3 months
- Sinopec Finance	7,109	1,933

Short-term loans
- Sinopec Finance	70,000	220,000

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Short-term employee benefits	6,603	7,428
Post-employment benefits	181	170
	6,784	7,598

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Municipal retirement scheme costs	277,253	264,160
Supplementary retirement scheme costs	69,735	68,763

At 31 December 2013 and 2012, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred to as “state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Apart from transactions with related parties, the Group has transactions with other state-controlled entities which include, but are not limited to, the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

(g)	Transactions with other state-owned entities in the PRC (continued)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure of the related amounts.

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries, Sinochem International Group and its subsidiaries, China Arts Huahai Import & Export Corp. Ltd. , and Zhuhai Zhenrong Company which are state-controlled entities.

The aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Purchases of crude oil	15,134,075	13,243,442

Prepayments for purchases of crude oil made to the above state-controlled energy and chemical companies were RMB 0 as at 31 December 2013 (31 December 2012: RMB 1,638 thousands).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Interest income	15,443	17,192
Interest expense	355,935	436,693

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

(g)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 31 December
	2013 RMB’000	2012 RMB’000

Cash and cash equivalents at state-controlled banks in PRC	126,147	159,029

Short-term loans	6,414,336	10,803,877
Long-term loans	627,800	1,231,340
Current portion of non-current liabilities	609,690	—
Total loans from state-controlled banks in the PRC	7,651,826	12,035,217

(h)	Commitments with related parties

	As at 31 December
	2013 RMB’000	2012 RMB’000

Construction and installation cost:
- Sinopec Group Company and its subsidiaries	48,661	53,690

(i)	Investment commitments with related parties

	As at 31 December
	2013 RMB’000	2012 RMB’000

Capital contribution to Shanghai Secco	122,804	—

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

26	Related party transactions (continued)

(i)	Investment commitments with related parties (continued)

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project.

Except for the above, the Group and the Company had no other material commitments with related parties at 31 December 2013, which are contracted, but not included in the financial statements.

27	Dividend

(a)	Annual Dividend

	The Group and the Company
	2013 RMB’000	2012 RMB’000

Annual dividend of RMB 0.05 (2012: nil) per ordinary share proposed after year end	540,000	—

An annual dividend of RMB 0.05 per share, amounting to a total dividend of RMB 540,000 thousands, has been proposed by the Board of Directors on 27 March 2014.

(b)	Dividends approved within the year

	The Group and the Company
	2013 RMB’000	2012 RMB’000

Dividends approved within the year: RMB 0.05 (2012: RMB 0.05) per ordinary share	360,000	360,000

In accordance with Hong Kong Companies Ordinance, dividends paid and proposed in 2012 and 2013 have been disclosed in the consolidated income statement.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

28	Consolidated Cash Flow Statement

Reconciliation of profit/(losses) before taxation to cash used in operation:

	Year ended 31 December
	2013 RMB’000	2012 RMB’000

Profit/(losses) before tax	2,444,653	(2,016,473)

Adjustment items:
Interest income	(90,484)	(86,545)
Share of profit of investments accounted for using the equity method	(130,667)	(32,784)
Gain on disposal of investments in subsidiaries	—	(6,446)
Interest expense	376,696	356,103
Unrealized exchange loss	(417,610)	(16,887)
Depreciation of property, plant and equipment	2,096,621	1,669,778
Depreciation of investment property	13,245	13,250
Amortisation of lease prepayments and other assets	442,071	189,518
(Profit)/loss on disposal of property, plant and equipment and other long term assets-net	(440,715)	20,765
Profit on operation before change of working capital	4,293,810	90,279

Increase in inventories	(101,162)	(3,366,017)
(Increase) /decrease in operation receivables	(691,575)	821,053
(Decrease) / increase in operation payables	(185,636)	131,269
Increase in balances to related parties-net	2,173,989	754,855
Cash generated from/(used in) operating activities	5,489,426	(1,568,561)

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2013

(Prepared under International Financial Reporting Standards)

29	Capital commitments

	As at 31 December
	2013 RMB’000	2012 RMB’000

Property, plant and equipment

Contracted but not provided for	182,350	123,310
Authorised but not contracted for	784,400	1,362,263
	966,750	1,485,573

30	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No. 664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2013. At 31 December 2013, no provision has been made in the financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007(at 31 December 2012: nil).

31	Subsequent event

In addition to the distribution of dividends for the year 2013 mentioned in Note 27, the Group has no other significant subsequent events.

Report of the PRC Auditors

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Shen Zi (2014) No. 10008

(Page 1 of 2)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “the Company”), which comprise the consolidated and company balance sheets as at 31 December 2013, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the year ended 31 December 2013, and the notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management of the Company is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of the PRC Auditors (continued)

[English Translation for Reference Only]

Auditor’s Report (continued)

PwC ZT Shen Zi (2014) No. 10008

(Page 2 of 2)

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company as at 31 December 2013, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

27 March 2014

B.	Financial Statements Prepared under China Accounting Standards for Business Enterprises

Consolidated Balance Sheet

AS AT 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

ASSETS	Note	31 DECEMBER 2013	31 DECEMBER 2012
Current assets
Cash at bank and on hand	5(1)	133,256	160,962
Notes receivable	5(2)	2,984,445	2,065,483
Accounts receivable	5(3)	1,976,496	1,082,742
Advances to suppliers	5(5)	5,930	90,261
Other receivables	5(4)	48,883	40,765
Inventories	5(6)	9,039,239	8,938,077
Other current assets	5(7)	297,779	513,134
Total current assets		14,486,028	12,891,424

Non-current assets
Long-term equity investments	5(8),5(9)	3,173,594	3,057,153
Investment properties	5(10)	429,292	439,137
Fixed assets	5(11)	16,768,602	17,622,001
Construction in progress	5(12)	456,823	612,388
Intangible assets	5(13)	458,532	497,575
Long-term prepaid expenses	5(14)	458,463	633,548
Deferred tax assets	5(15)	684,599	1,052,573
Total non-current assets		22,429,905	23,914,375
Total assets		36,915,933	36,805,799

Consolidated Balance Sheet (continued)

AS AT 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	31 DECEMBER 2013	31 DECEMBER 2012
Current liabilities
Short-term borrowings	5(17)	6,484,336	11,023,877
Notes payable	5(18)	12,680	—
Accounts payable	5(19)	8,851,932	5,523,248
Advance from customers	5(20)	507,960	758,796
Employee benefits payable	5(21)	41,418	48,008
Taxes payable	5(22)	840,682	671,231
Interest payable	5(23)	10,740	20,987
Dividends payable	5(24)	20,918	21,548
Other payables	5(25)	637,098	859,562
Current portion of non-current liabilities	5(26)	609,690	—
Total current liabilities		18,017,454	18,927,257

Non-current liabilities
Long-term borrowings	5(28)	627,800	1,231,340
Other non-current liabilities	5(27)	180,000	190,000
Total non-current liabilities		807,800	1,421,340
Total liabilities		18,825,254	20,348,597

Shareholders’ equity
Share capital	1,5(29)	10,800,000	7,200,000
Capital surplus	5(30)	493,922	2,914,763
Specific reserve	5(31)	5,832	8,179
Surplus reserve	5(32)	4,173,831	5,151,770
Undistributed profits	5(33)	2,358,032	915,707
Total equity attributable to equity shareholders of the Company	5(34)	17,831,617	16,190,419
Minority interests		259,062	266,783
Total shareholders’ equity		18,090,679	16,457,202
Total liabilities and shareholders’ equity		36,915,933	36,805,799

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Balance Sheet

AS AT 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

ASSETS	Note	31 DECEMBER 2013	31 DECEMBER 2012
Current assets
Cash at bank and on hand		78,448	119,148
Notes receivable		2,311,142	1,914,007
Accounts receivable	13(1)	1,547,731	811,738
Advances to suppliers		1,759	82,426
Other receivables	13(2)	25,282	15,569
Inventories		8,634,949	8,615,644
Other current assets		202,326	419,523
Total current assets		12,801,637	11,978,055

Non-current assets
Long-term equity investments	13(3)	4,217,064	4,069,891
Investment properties		425,892	439,137
Fixed assets	13(4)	16,340,739	17,105,599
Construction in progress	13(5)	456,823	604,866
Intangible assets		372,607	406,356
Long-term prepaid expenses		442,226	617,025
Deferred tax assets		681,293	1,052,338
Total non-current assets		22,936,644	24,295,212
Total assets		35,738,281	36,273,267

Balance Sheet (continued)

AS AT 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	31 DECEMBER 2013	31 DECEMBER 2012
Current liabilities
Short-term borrowings		6,522,336	11,092,877
Accounts payable		7,853,598	5,175,493
Advance from customers		441,266	675,446
Employee benefits payable		36,107	42,959
Taxes payable		821,586	663,603
Interest payable		10,615	20,987
Dividends payable		20,918	21,548
Other payables		1,045,905	1,246,286
Current portion of non-current liabilities		609,690	—
Total current liabilities		17,362,021	18,939,199

Non-current liabilities
Long-term borrowings		600,000	1,200,000
Other non-current liabilities		180,000	190,000
Total non-current liabilities		780,000	1,390,000
Total liabilities		18,142,021	20,329,199

Shareholders’ equity
Share capital		10,800,000	7,200,000
Capital surplus		493,922	2,914,763
Specific reserve		—	—
Surplus reserve		4,173,831	5,151,770
Undistributed profits		2,128,507	677,535
Total shareholders’ equity		17,596,260	15,944,068
Total liabilities and shareholders’ equity		35,738,281	36,273,267

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Consolidated Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items		Note	2013	2012
Revenue		5(35)	115,539,829	93,072,254
Less:	Cost of sales	5(35)	100,477,000	86,041,072
	Taxes and surcharges	5(36)	9,987,148	5,791,064
	Selling and distribution expenses	5(37)	691,020	649,906
	General and administrative expenses	5(38)	2,732,355	2,388,555
	Financial (income)/expenses - net	5(39)	(189,024)	283,257
	Asset impairment losses	5(41)	39,838	203,927
Add:	Investment income	5(40)	120,667	29,230
	Including: Share of profits of associates and joint ventures		120,667	22,784

Operating profit/(loss)			1,922,159	(2,256,297)
Add:	Non-operating income	5(42)	543,142	279,838
Less:	Non-operating expenses	5(43)	72,431	56,515
	Including: Losses on disposal of non-current assets		27,392	24,670
Total profit/(loss)			2,392,870	(2,032,974)
Less:	Income tax expenses	5(44)	379,151	(507,763)

Net profit/(loss)			2,013,719	(1,525,211)
Attributable to shareholders of the Company			2,003,545	(1,548,466)
Minority interests			10,174	23,255

Earnings/(Loss) per share
Basic earnings/(loss) per share(RMB)		5(45)	0.186	(0.143)
Diluted earnings/(loss) per share(RMB)		5(45)	0.186	(0.143)

Other comprehensive income			—	—
Total comprehensive income/(loss)			2,013,719	(1,525,211)
Attributable to shareholders of the Company			2,003,545	(1,548,466)
Minority interests			10,174	23,255

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items		Note	2013	2012
Revenue		13(6)	102,072,862	78,855,117
Less:	Cost of sales	13(6)	87,254,695	72,108,886
	Taxes and surcharges		9,981,187	5,784,915
	Selling and distribution expenses		528,178	545,185
	General and administrative expenses		2,577,519	2,253,963
	Financial (income)/expenses - net		(147,308)	264,962
	Asset impairment losses		69,963	236,752
Add:	Investment income	13(7)	110,557	101,698
	Including: Share of profits of associates and joint ventures		102,477	3,618

Operating profit/(loss)			1,919,185	(2,237,848)
Add:	Non-operating income		536,226	269,218
Less:	Non-operating expenses		72,174	55,890
	Including: Losses on disposal of non-current assets		27,354	24,082
Total profit/(loss)			2,383,237	(2,024,520)
Less:	Income tax expenses		371,045	(529,794)

Net profit/(loss)			2,012,192	(1,494,726)
Other comprehensive income			—	—
Total comprehensive income/(loss)			2,012,192	(1,494,726)

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2013	2012
Cash flows from operating activities
Cash received from sales of goods or rendering of services		131,676,123	109,890,063
Refund of taxes and surcharges		48,941	56,207
Cash received relating to other operating activities	5(46)	64,626	106,527
Sub-total of cash inflows		131,789,690	110,052,797
Cash paid for goods and services		(110,022,988)	(101,960,334)
Cash paid to and on behalf of employees		(2,659,358)	(2,543,488)
Payments of taxes and surcharges		(13,015,360)	(6,673,708)
Cash paid relating to other operating activities	5(46)	(611,315)	(486,788)
Sub-total of cash outflows		(126,309,021)	(111,664,318)
Net cash flows generated from/(used in) operating activities	5(47)	5,480,669	(1,611,521)

Cash flows from investing activities
Cash received from disposal of investments		70,000	46,000
Cash received from returns on investments		64,226	66,936
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		599,181	28,247
Cash received relating to other investing activities	5(46)	90,484	86,545
Sub-total of cash inflows		823,891	227,728
Cash paid to acquire fixed assets and other long-term assets		(1,323,137)	(4,259,859)
Cash paid to acquire investments		(130,000)	(30,000)
Sub-total of cash outflows		(1,453,137)	(4,289,859)

Net cash flows used in investing activities		(629,246)	(4,062,131)

Consolidated Cash Flow Statement (continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2013	2012
Cash flows from financing activities
Cash received from borrowings		55,037,612	53,365,372
Sub-total of cash inflows		55,037,612	53,365,372
Cash repayments of borrowings		(59,155,947)	(46,779,614)
Cash paid for distribution of dividends or profits and interest expenses		(760,656)	(842,488)
Including: Cash payments for dividends or profit to minority shareholders of subsidiaries		(17,895)	(26,573)
Sub-total of cash outflows		(59,916,603)	(47,622,102)
Net cash flows (used in)/ generated from financing activities		(4,878,991)	5,743,270

Effect of foreign exchange rate changes on cash and cash equivalents		(138)	(2)

Net (decrease)/increase in cash and cash equivalents		(27,706)	69,616
Add: Cash and cash equivalents at beginning of the year	5(1)	160,962	91,346

Cash and cash equivalents at end of the year	5(1)	133,256	160,962

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2013	2012
Cash flows from operating activities
Cash received from sales of goods or rendering of services		117,111,575	92,941,573
Refund of taxes and surcharges		468	—
Cash received relating to other operating activities		56,351	101,882
Sub-total of cash inflows		117,168,394	93,043,455
Cash paid for goods and services		(95,703,518)	(85,342,824)
Cash paid to and on behalf of employees		(2,489,111)	(2,378,786)
Payments of taxes and surcharges		(12,888,500)	(6,581,316)
Cash paid relating to other operating activities		(596,246)	(441,755)
Sub-total of cash outflows		(111,677,375)	(94,744,681)
Net cash flows generated from/(used in) operating activities	13(8)	5,491,019	(1,701,226)

Cash flows from investing activities
Cash received from returns on investments		23,383	137,501
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		597,155	6,525
Cash received relating to other investing activities		79,261	77,276
Sub-total of cash inflows		699,799	221,302
Cash paid to acquire fixed assets and other long-term assets		(1,316,753)	(4,248,681)
Cash paid to acquire investments		(60,000)	—
Sub-total of cash outflows		(1,376,753)	(4,248,681)

Net cash flows used in investing activities		(676,954)	(4,027,379)

Cash Flow Statement (continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2013	2012
Cash flows from financing activities
Cash received from borrowings		55,018,602	53,422,184
Sub-total of cash inflows		55,018,602	53,422,184
Cash repayments of borrowings		(59,163,827)	(46,843,915)
Cash paid for distribution of dividends or profits and interest expenses		(709,526)	(791,573)
Sub-total of cash outflows		(59,873,353)	(47,635,488)
Net cash flows (used in)/ generated from financing activities		(4,854,751)	5,786,696

Effect of foreign exchange rate changes on cash and cash equivalents		(14)	—

Net (decrease)/increase in cash and cash equivalents		(40,700)	58,091
Add: Cash and cash equivalents at beginning of the year	5(1)	119,148	61,057

Cash and cash equivalents at end of the year	5(1)	78,448	119,148

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Consolidated Statement of Changes in Shareholders’ Equity

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

	Note	Attributable to equity shareholders of the Company					Minority interests	Total shareholders’ equity
Items		Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2012		7,200,000	2,914,763	21,777	5,151,770	2,824,173	270,101	18,382,584

Movements for the year ended 31 December 2012
Net (loss)/profit for the year		—	—	—	—	(1,548,466)	23,255	(1,525,211)
Appropriation of profits
Distributions to shareholders	5(33)	—	—	—	—	(360,000)	(26,573)	(386,573)
Specific reserve
Accrued	5(31)	—	—	123,401	—	—	—	123,401
Utilised	5(31)	—	—	(136,999)	—	—	—	(136,999)

Balance at 31 December 2012		7,200,000	2,914,763	8,179	5,151,770	915,707	266,783	16,457,202

Balance at 1 January 2013		7,200,000	2,914,763	8,179	5,151,770	915,707	266,783	16,457,202

Movements for the year ended 31 December 2013
Net profit for the year		—	—	—	—	2,003,545	10,174	2,013,719
Appropriation of profits
Appropriation to statutory reserves	5(32)	—	—	—	201,220	(201,220)	—	—
Distributions to shareholders	5(33)	—	—	—	—	(360,000)	(17,895)	(377,895)
Transfer within shareholders’ equity
Share premium converted into share capital	5(30)	2,420,841	(2,420,841)	—	—	—	—	—
Surplus reserves converted into share capital	5(32)	1,179,159	—	—	(1,179,159)	—	—	—
Specific reserve
Accrued	5(31)	—	—	123,749	—	—	—	123,749
Utilised	5(31)	—	—	(126,096)	—	—	—	(126,096)

Balance at 31 December 2013		10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Statement of Changes in Shareholders’ Equity

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2012		7,200,000	2,914,763	14,272	5,151,770	2,532,261	17,813,066

Movements for the year ended 31 December 2012
Net loss for the year		—	—	—	—	(1,494,726)	(1,494,726)
Appropriation of profits
Distributions to shareholders		—	—	—	—	(360,000)	(360,000)
Specific reserve
Accrued		—	—	117,960	—	—	117,960
Utilised		—	—	(132,232)	—	—	(132,232)

Balance at 31 December 2012		7,200,000	2,914,763	—	5,151,770	677,535	15,944,068

Balance at 1 January 2013		7,200,000	2,914,763	—	5,151,770	677,535	15,944,068

Movements for the year ended 31 December 2013
Net profit for the year		—	—	—	—	2,012,192	2,012,192
Appropriation of profits
Appropriation to statutory reserves		—	—	—	201,220	(201,220)	—
Distributions to shareholders		—	—	—	—	(360,000)	(360,000)
Transfer within shareholders’ equity
Share premium converted into share capital		2,420,841	(2,420,841)	—	—	—	—
Share reserves converted into share capital		1,179,159	—	—	(1,179,159)	—	—
Specific reserve
Accrued		—	—	118,309	—	—	118,309
Utilised		—	—	(118,309)	—	—	(118,309)
Balance at 31 December 2013		10,800,000	493,922	—	4,173,831	2,128,507	17,596,260

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

Notes to the Financial Statements

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. Shanghai Petrochemical Complex was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) in the establishment.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000. Sinopec Corp.

became the largest shareholder of the Company.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp. , offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 12 March 2014.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information (continued)

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres,

resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 4 “Business combination and consolidated financial statements”.

These financial statements were authorised for issue by the Board of Directors on 27 March 2014.

2	Summary of significant accounting policies and accounting estimates

(1)	Basis of preparation

The financial statements have been prepared in accordance with the Basic Standard and 38 specific standards of the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006 and subsequent period, and the Application Guidance for Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other relevant regulations issued thereafter (hereafter referred to as “the Accounting Standard for Business Enterprises” or “CAS”) and disclosure requirements in the Preparation Convention of Information Disclosure by Companies Offering Securities to the Public No.15 - General Provisions on Financial Reporting (revised 2010) issued by the China Securities Regulatory Commission.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 31 December 2013 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 31 December 2013 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

(4)	Recording currency

The recording currency is Renminbi (RMB).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ equity and the portion of subsidiaries’ net profits and losses for the period not attributable to Company are recognised as minority interests and presented separately in the consolidated financial statements under equity and net profits, respectively.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(9)	Financial Instruments

(a)	Financial Assets

(i)	Financial assets classification

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(i)	Financial assets classification (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

Gains or losses arising from change in fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current year.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, the Group shall determine the amount of impairment loss.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iii)	Impairment of financial assets (continued)

A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognized if the fair value of investments in equity instruments is less than 50%(50% inclusive)of its initial investment cost or in the case that the fair value has benn less than the initial investment cost for more than one year(one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the previously recognised impairment loss is reversed and recognized in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iv)	Derecognition of financial assets

A financial asset is derecognised when it meets one of the following conditions:

•	If the Group’s contractual rights to the cash flows from the financial asset expire.

•	Or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•	Or if the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but the Group has ceased the control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the aggregate consideration received and the accumulative amount of the changes of fair value originally recorded in the shareholders’ equity is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group mainly comprise of other financial liabilities, including payables and borrowings.

Payables include accounts payable and other payables, etc, which are initially recorded at fair value and measured subsequently at amortised cost using the effective interest method subsequently.

Borrowings are recorded initially at fair value, net of transaction costs incurred, and subsequently carried at amortised cost using the effective interest method.

Other financial liabilities with maturities no more than one year (including one year) are classified as current liabilities. Other financial liabilities with maturity over one year but are due within one year (including one year) at balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability shall be derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the derecognised portion of the financial liability and the consideration paid shall be recognised in profit or loss.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information. Valuation techniques mainly include market approach and income approach. When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

(10)	Receivables

Receivables comprise accounts receivable and other receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables that are individually significant and subject to separate provision

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for bad debts of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB 10,000 thousands.

Provision for bad debts for receivables that are individually significant and assessed individually is made at the difference between its carrying amount and the present value of its estimated future cash flows.

(b)	Receivables that are combined into certain groups and subject to provision by groups

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables (continued)

(b)	Receivables that are combined into certain groups and subject to provision by groups (continued)

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics
Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision,

Method for provision by groups are summarised as followed:

Group Name	Method for provision
Group 1	Ageing analysis method
Group 2	Percentage of bad debt provision is 0%

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of accounts receivable	Provisions as a percentage of other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

If there exists objective evidence that the Group will not be able to collect the amount under the original terms.

The impairment loss and the provision for bad debts are determined based on the amount of the present value of the future cash flows expected to be derived from the asset below the carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, the Group’s long-term equity investments in its joint ventures and associates, as well as the long-term equity investments where the Group does not have control, joint control or significant influence over the investees and which are not quoted in an active market and whose fair value cannot be reliably measured.

Subsidiaries are the investees over which the Company is able to exercise control. Joint ventures are the investees over which the Group is able to exercise joint control together with other venturers. Associates are the investees that the Group has significant influence on their financial and operating policies.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method. Other long-term equity investments, where the Group does not have control, joint control or significant influence over the investee and which are not quoted in an active market and whose fair value cannot be reliably measured, are accounted for using the cost method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investment (continued)

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investment (continued)

(c)	Definition of control, joint control or significant influence over the investees (continued)

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(19)). For other long-term equity investments which are not quoted in an active market and whose fair value cannot be reliably measured, the excess of its carrying amount over the present value of future cash flows discounted at the prevailing market yield rate for similar financial assets shall be recognised as impairment loss and cannot be reversed once recognised.

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Investment properties (continued)

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(14)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles and other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets (continued)

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)	When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred.

Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset, and use or sell it;

•	it can be demonstrated how the intangible asset will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

•	the expenditure attributable to the intangible asset during its development phase can be reliably measured.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets (continued)

(d)	Research and development (continued)

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No. 16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(21)	Employee benefits

Employee benefits mainly include wages or salaries, bonuses, allowances and subsidies, staff welfare, social security contributions, housing funds, labour union funds, employee education funds and other expenditures incurred in exchange for service rendered by employees.

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Except for the compensation to employees for termination of the employment relationship, the employee benefits are recognised in the accounting period in which the service has been rendered by the employees, and as costs of assets or expenses to whichever the employee service is attributable.

(22)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(24)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place and confirmed receipt by customers according to the terms of contract.

(b)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(24)	Revenue recognition (continued)

(c)	Transfer of asset use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund and financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately.

A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

(28)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties (continued)

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(29)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Critical accounting estimates and judgments

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Critical accounting estimates and judgments (continued)

(iii)	Impairment for bad debts

Management estimates impairment losses for bad debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If a change in the estimated recoverable amount, impairment losses would be adjusted.

(iv)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(v)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2013, the Group would need to generate future taxable income of at least RMB 2,739 million, of which RMB 2,371 million is required to be generated by 2017, prior to the expiration of the unused tax losses generated in 2012. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value added tax (“VAT”) (a)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	6%, 11%,13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB 1,388 per ton; Diesel oil: RMB 940.8 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	7%

(a)	Pursuant to the Circular on the Pilot Plan for Levying VAT in Place of Business Tax (Caishui No.110, 2011) and the Circular on the Pilot Practice of Levying VAT in Place of Business Tax for the Transportation Industry and Some Modern Service Industries in Shanghai (Caishui No.111, 2011) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from transportation industry, modern service industries tangible asset’s rental income, port service and warehousing service are subject to VAT since 1 January 2012, the applicable tax rate of tangible assets’ rental income is 17%, revenue from transportation industry is 11%, modern services, port service and warehousing service income is 6%.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Business combination and consolidated financial statements

(1)	Principal subsidiaries

Principal subsidiaries of the Company acquired from establishment or investment are listed as follows:

	Type of subsidiary	Registrated place	Nature of business	Registered capital		Principal activities	Entity type	Legal representative	Organization code
Shanghai Petrochemical Investment Development Company Limited.	Wholly-owned	Shanghai	Investment	RMB	1,000,000	Investment management	Limited company	Gu Chaoran	13470098-9
China Jinshan Associated Trading Corporation	Holding	Shanghai	Trading	RMB	25,000	Import and export of petrochemical products and equipments	Limited company	Rong Guangdao	13220602-7
Shanghai Jinchang Engineering Plastics Company Limited.	Holding	Shanghai	Manufacturing	USD	9,153.8 thousands	Production of polypropylene compound products	Limited company	Xu Zhongwei	60725706-4
Shanghai Golden Philips Petrochemical Company Limited.	Holding	Shanghai	Manufacturing	USD	50,000 thousands	Production of Polyethylene products	Limited company	Xu Zhongwei	60734004-4
Zhejiang Jinyong Acrylic Fibre Company Limited.	Holding	Ningbo, Zhejiang	Manufacturing	RMB	250,000	Production of acrylic fibre products	Limited company	Xu Zhongwei	25603829-9
Shanghai Golden Conti Petrochemical Company Limited.	Wholly-owned	Shanghai	Manufacturing	RMB	545,776	Production of petrochemical products	Limited company	Xie Tie	60732552-2

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Business combination and consolidated financial statements (continued)

(1)	Principal subsidiaries (continued)

	Actual investment at the end of the year		Other assets constitute investment in substance	Share-holding percentage (%)	Voting rights percentage (%)	Consolidated or not	Minority interests	Explanation for the difference between share-holding percentage and voting rights percentage	Amount of minority interests adjusted against minority interests in the profit or loss
Shanghai Petrochemical Investment Development Company Limited(“Toufa”)	RMB	1,338,456	Nil	100.00	100.00	Yes	—	No difference	—
China Jinshan Associated Trading Corporation(“Jinmao”)	RMB	16,832	Nil	67.33	67.33	Yes	56,272	No difference	—
Shanghai Jinchang Engineering Plastics Company Limited(“Jinchang”)	RMB	75,832	Nil	74.25	71.43	Yes	29,915	The Company’s supreme authority is the Board of Directors, which is composed of seven directors, five seats held by the Group	—
Shanghai Golden Philips Petrochemical Company Limited(“Jinfei”)	RMB	249,374	Nil	60.00	60.00	Yes	172,875	No difference	—
Zhejiang Jin Yong Acrylic Fibre Company Limited(“Jinyong”)	RMB	227,500	Nil	75.00	75.00	Yes	—	No difference	—
Shanghai Golden Conti Petrochemical Company Limited(“Jindi”)	RMB	545,776	Nil	100.00	100.00	Yes	—	No difference	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	31 December 2013			31 December 2012
	Original currency	Exchange rate	RMB/RMB equivalents	Original currency	Exchange rate	RMB/RMB equivalents
Cash on hand -
RMB	—	—	23	—	—	47

Cash at bank -
RMB	—	—	127,309	—	—	159,382
USD (thousands)	544	6.0969	3,318	24	6.2855	148
HKD (thousands)	954	0.7862	750	962	0.8108	780
			131,377			160,310
Other monetary funds -
RMB	—	—	1,856	—	—	605
			133,256			160,962

(2)	Notes receivable

	31 December 2013	31 December 2012
Trade acceptance notes	6,911	11,105
Bank acceptance notes	2,977,534	2,054,378
	2,984,445	2,065,483

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were pledged or transferred to accounts receivable due to non-performance of the issuers in 2013.

Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of notes receivable.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(2)	Notes receivable (continued)

As at 31 December 2013, the Group’s discounted bank acceptance notes which are still undue amounted to RMB 62,141 thousands (31 December 2012: RMB1,143,093 thousands), the top five of which are summarised as follows:

Company of issuance	Date of issuance	Due date	Amount
Zhejiang Unifull Industrial Fibre Company Limited	2013.10.16	2014.01.16	16,000
Zhejiang Xinyong Biological Chemical Company Limited	2013.07.24	2014.01.24	5,000
Zhejiang Xinyong Biological Chemical Company Limited	2013.10.15	2014.04.15	5,000
Zhejiang Xinyong Biological Chemical Company Limited	2013.10.17	2014.04.17	4,600
Zhejiang Xinyong Biological Chemical Company Limited	2013.07.26	2014.01.26	3,400

As at 31 December 2013, the Group has no discounted trade acceptance notes which are still undue (31 December 2012: Nil).

As at 31 December 2013, the Group’s endorsed bank acceptance notes acceptance which are still undue amounted to RMB 495,839 thousands (31 December 2012: RMB 532,090 thousands), the top five of which are summarised as follows:

Company of issuance	Date of issuance	Due date	Amount
Jiaxing Petrochemical Company Limited	2013.10.30	2014.01.30	30,000
Hangzhou Xiangsheng Import & Export Company Limited	2013.10.24	2014.01.24	15,000
Tongxiang Zhongchen Chemical Fiber Company Limited	2013.11.06	2014.02.06	15,000
Zhejiang Unifull Industrial Fibre Company Limited	2013.12.23	2014.03.23	15,000
Jiaxing Petrochemical Company Limited	2013.09.22	2014.03.22	11,300

As at 31 December 2013, the Group has no endorsed trade acceptance notes which are still undue (31 December 2012: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(3)	Accounts receivable

	31 December 2013	31 December 2012
Amounts due from related parties (Note 7(5))	1,828,689	989,258
Amounts due from third parties	147,855	94,366
	1,976,544	1,083,624
Less: provision for bad debts	(48)	(882)
	1,976,496	1,082,742

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2013	31 December 2012
Within one year	1,976,476	1,082,733
Over one year but within two years	27	9
Over two years but within three years	6	7
Over three years	35	875
	1,976,544	1,083,624
Less: provision for bad debts	(48)	(882)
	1,976,496	1,082,742

(b)	Accounts receivable by categories are analysed as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:	147,855	7.48	48	0.03	94,366	8.71	882	0.93
-group 1	1,828,689	92.52	—	—	989,258	91.29	—	—
-group 2	—	—	—	—	—	—	—	—
Individually insignificant but subject to separate provision	1,976,544	100.00	48	—	1,083,624	100.00	882	—

Classification of accounts receivable: refer to Note2(10(b))

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(3)	Accounts receivable (continued)

(c)	Subject to provision by group 1 are as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	147,787	99.95	—	—	93,475	99.06	—	—
Over one year but within two years	27	0.02	9	30.00	9	0.01	3	30.00
Over two years but within three years	6	0.00	4	60.00	7	0.01	4	60.00
Over three years	35	0.03	35	100.00	875	0.92	875	100.00
	147,855	100.00	48	—	94,366	100.00	882	—

There are no collateral over the above accounts receivable with provision for bad debts.

(d)	In 2013, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2013, the Group had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	Accounts receivable that are write-off during the current year are analysed as follows:

	Nature	Amount	Reason for write-off	Relevant to the transaction of related parties or not
Shanghai Chemical Fibre Group Company Limited	Sales	848	Unable to recover	No

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(3)	Accounts receivable (continued)

(g)	As at 31 December 2013, the top five accounts receivable are as follows:

	Relationship with the Group	Amount	Ageing	Percentage of total accounts receivable (%)
Sinopec Huadong Sales Company Limited	Subsidiary of the parent company	1,102,681	Within one year	55.79%
Sinopec Huadong Chemical Product Sales Company Limited	Subsidiary of the parent company	312,579	Within one year	15.81%
Shanghai Secco Petrochemical Company Limited	Joint ventures of the Group	191,319	Within one year	9.68%
Sinopec Refinery Product Sales Company Limited	Subsidiary of the parent company	76,495	Within one year	3.87%
Sinopec Fuel Oil Sales Company Limited	Subsidiary of the parent company	48,638	Within one year	2.46%
		1,731,712		87.61%

(h)	Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of accounts receivable.

(i)	Accounts receivable derecognized due to the transfer of financial assets in this year amounted to RMB 686,774 thousands (2012: RMB 391,768 thousands), the relating amount recorded in financial expenses was RMB 4,087 thousands (2012: RMB 1,952 thousands).

(j)	As at 31 December 2013, there are no accounts receivable pledged.

(k)	Accounts receivable denominated in foreign currency are summarised as follows:

	31 December 2013			31 December 2012
	Foreign currency	Exchange rate	RMB	Foreign currency	Exchange rate	RMB
USD (thousands)	8,143	6.0969	49,648	2,308	6.2855	14,508

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(4)	Other receivables

	31 December 2013	31 December 2012
Amounts due from related parties (Note 7(5))	6,896	3,388
Amounts due from third parties	42,931	40,162
	49,827	43,550
Less: provision for bad debts	(944)	(2,785)
	48,883	40,765

(a)	The ageing of other receivables is analysed as follows:

	31 December 2013	31 December 2012
Within one year	48,519	40,453
Over one year but within two years	169	243
Over two years but within three years	612	12
Over three years	527	2,842
	49,827	43,550
Less: provision for bad debts	(944)	(2,785)
	48,883	40,765

(b)	Other receivables by categories are analysed as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:	42,931	86.16	944	2.20	40,162	92.22	2,785	6.93
-group 1	6,896	13.84	—	—	3,388	7.78	—	—
-group 2	—	—	—	—	—	—	—	—
Individually insignificant but subject to separate provision	49,827	100.00	944	—	43,550	100.00	2,785	—

Classification of other receivable: refer to Note2(10(b)).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(4)	Other receivable (continued)

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	41,623	96.95	—	—	36,119	89.93	—	—
Over one year but within two years	169	0.39	50	30.00	1,780	4.43	527	30.00
Over two years but within three years	612	1.43	367	60.00	12	0.03	7	60.00
Over three years	527	1.23	527	100.00	2,251	5.61	2,251	100.00
	42,931	100.00	944	—	40,162	100.00	2,785	—

(d)	In 2013, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for other receivables that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2013, the Group had no material other receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	Other receivable that are wirte-off during the current year are analysed as follows:

	Nature	Amount	Reason for write-off	Relevant to the transaction of related parties or not
Hainan Shanghai Petrochemical Industry Development Company Limited	Transaction	1,500	No executable assets	No

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(4)	Other receivable (continued)

(g)	As at 31 December 2013, the top five other receivables are as follows:

	Relationship with the Group	Amount	Ageing	Percentage of total other receivable (%)
Shanghai Jinshan petrochemical logistics Company Limited	Third party	10,823	Within one year	21.72%
Jinshan Customs	Third party	9,157	Within one year	18.38%
Sinopec pipeline transport & Storage Company	Branch of the parent company	3,988	Within one year	8.00%
BOC-SPC Gases Company Limited	Joint ventures of the Group	2,128	Within one year	4.27%
Shanghai Railway Station HangZhou Depot (North)	Third party	1,562	Within one year	3.13%
		27,658		55.50%

(h)	Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of other receivables.

(i)	As at 31 December 2013 and 31 December 2012, no other receivables were denominated in foreign currencies.

(5)	Advances to suppliers

	31 December 2013	31 December 2012
Amounts advance to third parties	5,929	48,891
Amounts advance to related parties (Note 7(5))	1	41,370
	5,930	90,261

(a)	The ageing of advances to suppliers is analysed as follows:

	31 December 2013		31 December 2012
	Amount	% of total balance	Amount	% of total balance
Within one year	5,930	100%	90,261	100%

As at 31 December 2013 and 31 December 2012, all advances to suppliers were aged within one year.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(5)	Advances to suppliers (continued)

(b)	As at 31 December 2013, the top five advances to suppliers are as follows:

	Relationship with the Group	Amount	Percentage of total advances to suppliers (%)	Ageing	Reason for unsettled account
Taizhou customs	Third party	1,107	18.67%	Within one year	Prepayments for custom deposit
Sk Comprehensive Chemical International Trading (Shanghai) Company Limited	Third party	1,057	17.82%	Within one year	Prepayments for goods
Shanghai Municipal Electric Power Company Jinshan Branch	Third party	743	12.53%	Within one year	Prepayments for electricity
Shanghai Bokai petroleum equipment repair installation Company Limited	Third party	520	8.77%	Within one year	Prepayments for maintenance
China Pacific Property Insurance Company Limited	Third party	469	7.91%	Within one year	Prepayments for property insurance
		3,896	65.70%

(c)	Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of advances to suppliers.

(6)	Inventories

(a)	Inventories by categories are as follows:

	31 December 2013			31 December 2012
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	5,730,660	1,117	5,729,543	5,492,795	1,141	5,491,654
Work in progress	1,790,706	8,365	1,782,341	2,004,536	9,235	1,995,301
Finished goods	1,199,971	38,045	1,161,926	1,110,940	54,450	1,056,490
Spare parts and consumables	419,003	53,574	365,429	441,244	46,612	394,632
	9,140,340	101,101	9,039,239	9,049,515	111,438	8,938,077

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(6)	Inventories (continued)

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2012	Increases	Decreases		31 December 2013
			Reversal	Write-off
Raw materials	1,141	—	(24)	—	1,117
Work in progress	9,235	5,940	—	(6,810)	8,365
Finished goods	54,450	27,287	—	(43,692)	38,045
Spare parts and consumables	46,612	7,007	(45)	—	53,574
	111,438	40,234	(69)	(50,502)	101,101

(c)	Provision for declines in the value of inventories are analysed as follows:

	Reason for Provision	Reason for reversal/write-off	Percentage (%)
Raw materials	_	Increase in market price	—
Work in progress	Net realizable amount lower than carrying amount	Sold in current year	0.38%
Finished goods	Net realizable amount lower than carrying amount	Sold in current year	3.64%
Spare parts and consumables	Net realizable amount lower than carrying amount	Increase in market price	0.01%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(7)	Other current assets

	31 December 2013	31 December 2012
VAT deductible	157,828	396,991
Catalyst - the current part	69,951	46,143
Entrusted loan due within one year	70,000	70,000
	297,779	513,134

(8)	Long-term equity investments

	31 December 2013	31 December 2012
Joint Ventures (a)	266,024	250,679
Associates (b)	2,907,570	2,806,474
	3,173,594	3,057,153
Less: provision for impairment of long-term equity investment	—	—
	3,173,594	3,057,153

There are no significant restrictions over the realization of the Group’s long-term equity investment.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(8)	Long-term equity investments (continued)

(a)	Joint ventures

	Accounting method	Investment cost		31 December 2012	Current year movement				31 December 2013	Share holding (%)	Voting rights (%)	Explanation of the difference between share holding and voting rights	Impairment provision	Impairment provided in the current year
					Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Other changes in equity
(i) Joint ventures of the Company

BOC-SPC Gases Company Limited	Equity method	RMB	127,992	122,905	—	25,135	—	—	148,040	50%	50%	Nil	—	—

(ii) Joint ventures of subsidiaries

Shanghai Jinpu Plastic Packing Materials Company Limited	Equity method	RMB	83,879	75,864	—	(10,399)	—	—	65,465	50%	50%	Nil	—	—
Shanghai Petrochemical Yangu Gas Development Company Limited	Equity method	RMB	37,957	51,910	—	1,809	(1,200)	—	52,519	50%	50%	Nil	—	—
				250,679	—	16,545	(1,200)	—	266,024				—	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(8)	Long-term equity investments (continued)

(b)	Associates

	Accounting method	Investment cost		31 December 2012	Current year movement				31 December 2013	Share holding (%)	Voting rights (%)	Explanation of the difference between share holding and voting rights	Impairment provision	Impairment provided in the current year
					Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Other changes in equity
(i) Associates of the Company

Shanghai Secco Petrochemical Company Limited	Equity method	RMB	1,548,718	1,454,091	60,000	39,964	—	—	1,554,055	20%	25%	The Company’s supreme authority is the Board of Directors, which is composed of eight directors, two seats held by the Group.	—	—
Shanghai Chemical Industry Park Development Company Limited	Equity method	RMB	907,770	1,137,607	—	37,378	(15,304)	—	1,159,681	38.26%	25%	The Company’s supreme authority is the Board of Directors, which is composed of eight directors, two seats held by the Group.	—	—
(ii) Associates of subsidiaries

Shanghai Jinsen Hydrocarbon Resins Company Limited	Equity method	RMB	77,503	83,021	—	4,348	(5,035)	—	82,334	40%	40%	No difference	—	—
Shanghai Azbil Automation Company Limited	Equity method	RMB	9,776	72,643	—	12,019	(36,000)	—	48,662	40%	40%	No difference	—	—
Others	Equity method			59,112	—	10,413	(6,687)	—	62,838			No difference	—	—
				2,806,474	60,000	104,122	(63,026)		2,907,570				—	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(9)	Investment in principal joint ventures entities and associates

	Share holding (%)	Voting rights (%)	31 December 2013			2013
			Total assets	Total liabilities	Net assets	Revenue	Net profit/(loss)
Joint Ventures-
BOC-SPC Gases Company Limited	50%	50%	475,105	126,477	348,628	388,968	35,197
Shanghai Jinpu Plastic Packing Materials Company Limited	50%	50%	182,468	51,539	130,929	253,971	(18,147)
Shanghai Petrochemical Yangu Gas Development Company Limited	50%	50%	133,493	28,456	105,037	72,675	3,617

Associates-
Shanghai Secco Petrochemical Company Limited	20%	25%	13,896,500	6,126,225	7,770,275	29,369,585	199,820
Shanghai Chemical Industry Park Development Company Limited	38.26%	25%	6,162,068	2,284,305	3,877,763	5,960	100,065
Shanghai Jinsen Hydrocarbon Resins Company Limited	40%	40%	219,892	14,057	205,835	307,067	10,868
Shanghai Azbil Automation Company Limited	40%	40%	179,029	57,374	121,655	257,762	30,047

(10)	Investment properties

Buildings
Cost
31 December 2012	546,204
Transfer from fixed assets(Note5(11))	6,330
31 December 2013	552,534

Accumulated depreciation
31 December 2012	(107,067)
Transfer from fixed assets(Note5(11))	(2,930)
Depreciation charged in current year	(13,245)
31 December 2013	(123,242)

Carrying amount
31 December 2013	429,292
31 December 2012	439,137

In 2013, the Group changed the use of certain buildings with a carrying amount of RMB 3,400 thousands (a cost of RMB 6,330 thousands) to lease-out properties (Note 5(11)), and the assets were transferred from fixed assets to investment properties at the dates of change in use.

In 2013, depreciation charges amounted to RMB 13,245 thousands (2012: RMB 13,250 thousands), without impairment provided (2012: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(11)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2012	3,799,203	39,713,232	1,926,825	45,439,260
Reclassification in current year	(3,046)	(18,293)	21,339	—
Increase in current year	—	67,223	19,502	86,725
Transfer from construction in progress (Note 5(12))	98,604	1,193,177	42,955	1,334,736
Decrease in current year	(159,017)	(458,043)	(73,677)	(690,737)
Transfer to investment properties (Note 5(10))	(6,330)	—	—	(6,330)
31 December 2013	3,729,414	40,497,296	1,936,944	46,163,654

Accumulated depreciation
31 December 2012	2,043,714	23,307,927	1,479,762	26,831,403
Reclassification in current year	(127)	(2,124)	2,251	—
Current year charges	99,832	1,963,176	64,308	2,127,316
Decrease in current year	(111,799)	(384,027)	(45,834)	(541,660)
Transfer to investment properties (Note 5(10))	(2,930)	—	—	(2,930)
31 December 2013	2,028,690	24,884,952	1,500,487	28,414,129

Provision for impairment
31 December 2012	279,099	652,589	54,168	985,856
Reclassification in current year	—	—	—	—
Current year charges	—	—	—	—
Decrease in current year	—	(4,933)	—	(4,933)
31 December 2013	279,099	647,656	54,168	980,923

Carrying amount
31 December 2013	1,421,625	14,964,688	382,289	16,768,602
31 December 2012	1,476,390	15,752,716	392,895	17,622,001

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(11)	Fixed assets (continued)

In 2013, the depreciation expenses amounted to RMB 2,127,316 thousands (2012: RMB 1,699,877 thousands). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 2,055,702 thousands, RMB 143 thousands, and RMB 71,471 thousands, respectively (2012: RMB 1,618,759 thousands, RMB 401 thousands, and RMB 80,717 thousands, respectively).

The amount of fixed assets transferred from construction in progress was RMB 1,334,736 thousands (2012: RMB 6,527,447 thousands).

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company entered into an agreement with China Petrochemical Sales Co., Ltd. (“the Sales Company”) which included a sell of part of the Company’s assets located in Chen Shan depot. The carrying value of the asset transferred was RMB 135,695 thousands, mainly including buildings, machinery and equipment with carrying value of approximately RMB 114,969 thousands (cost: RMB 440,356 thousands, accumulated depreciation: 325,387 thousands), three land use of rights with carrying value of approximately RMB 20,726 thousands (cost: RMB 35,974 thousands, accumulated amortization: RMB15,248 thousands).

According to the valuation report (31 March 2013 as the date of valuation) (Zhong Lian Ping Bao Zi [2013] No. 579) issued by China United Assets Appraisal Group Ltd., the transaction price was determined at RMB 594,147 thousands. The net income of above transaction after tax was RMB441,506 thousands (Note 7(4)(c)).

As at 31 December 2013 and 31 December 2012, the Group had no pledged fixed assets.

(12)	Construction in progress

	31 December 2013			31 December 2012
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	456,823	—	456,823	612,388	—	612,388

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2012	Increase in current year	Transferred to fixed assets in current year (Note5(11))	Other decrease in current year	31 December 2013	Percentage of actual cost to budget (%)	Project progress	Source of funds
Reconstruction of No.1 Ethylene glycol plant to increase ethylene oxide production	128,870	29,277	79,377	(108,654)	—	—	84.31%	100.00%	Equity funds
Energy-saving reconstruction of No.2 SL-II Ethylene cracker	114,950	79,992	23,367	(103,359)	—	—	89.92%	100.00%	Equity funds
Odor Pollution Prevention Project	53,557	—	48,204	(48,204)	—	—	90.01%	100.00%	Equity funds
Efficiency improvement project of No.2 boiler of Thermoelectricity Department	33,640	19,957	8,665	(28,622)	—	—	85.08%	100.00%	Equity funds
Asphalt storage and blending system improvement project of Sinopec Shanghai Petrochemical	23,000	—	4,787	—	—	4,787	20.81%	20.81%	Equity funds
Three top gas desulfurization of atmospheric and vacuum distillation unit of Refining Department	9,975	—	6,912	—	—	6,912	69.30%	69.30%	Equity funds
Renovation of No.2 and No.4 high temperature furnace economizer of Thermoelectricity Department	9,960	—	8,804	—	—	8,804	88.39%	88.39%	Equity funds
Reconstruction of second archival repository of Sinopec Shanghai Petrochemical	9,023	—	4,614	—	—	4,614	51.14%	51.14%	Equity funds
On-line cleaning of the gas cooler reactor of Acrylonitrile unit	7,660	—	6,362	—	—	6,362	83.06%	83.06%	Equity funds
Renovation of air compression station and air compressor of western Polyester Department	7,607	—	6,466	—	—	6,466	85.00%	85.00%	Equity funds
Sludge water Recovery of industrial water system of Environment Protection Water Sector	6,890	—	4,137	—	—	4,137	60.05%	60.05%	Equity funds
Renovation of liquefied gas system of Warehouse and Transport Department	5,063	—	4,108	—	—	4,108	81.14%	81.14%	Equity funds
Renovation of F-33 filter of line 1, 2 and 6 of No.2 polyester	4,701	—	4,508	—	—	4,508	95.89%	95.89%	Equity funds
Other Business Unit Minor Project	—	483,162	968,860	(1,045,897)	—	406,125			Equity funds
		612,388	1,179,171	(1,334,736)	—	456,823

In 2013, there are no borrowing costs eligible for capitalization (2012: RMB 110,306 thousands).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

(b)	As at 31 December 2013, the progress of significant construction in process is analysed as follows:

Project	Progress	Note
Asphalt storage and blending system improvement project of Sinopec Shanghai Petrochemical	20.81%	the main part has not started and the outer matched pipe has been completed
Three top gas desulfurization of atmospheric and vacuum distillation unit of Refining Department	69.30%	the main part is completed and the outer matched pipe is half done
Renovation of No.2 and No.4 high temperature furnace economizer of Thermoelectricity Department	88.39%	the main part is completed and is in the process of equipment testing
Reconstruction of second archival repository of Sinopec Shanghai Petrochemical	51.14%	the main part is completed and the equipment is not ready for installation
On-line cleaning of the gas cooler reactor of Acrylonitrile unit	83.06%	the main part is completed and is in the process of equipment testing
Renovation of air compression station and air compressor of western Polyester Department	85.00%	the main part is in progress
Sludge water Recovery of industrial water system of Environment Protection Water Sector	60.05%	the main part is completed and the equipment is not ready for installation
Renovation of liquefied gas system of Warehouse and Transport Department	81.14%	the main part is completed and is in the process of equipment testing
Reconstruction of second archival repository of Sinopec Shanghai Petrochemical	95.89%	the main part is completed and the pipe parts were not completed

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
31 December 2012	744,867	95,339	840,206
Increase in current year	—	31	31
Decrease in current year (Note 5(11))	(36,115)	—	(36,115)
31 December 2013	708,752	95,370	804,122

Accumulated amortization
31 December 2012	285,357	57,274	342,631
Charge in current year	15,347	2,919	18,266
Decrease in current year (Note 5(11))	(15,307)	—	(15,307)
31 December 2013	285,397	60,193	345,590

Carrying amount
31 December 2013	423,355	35,177	458,532
31 December 2012	459,510	38,065	497,575

In 2013, amortization expenses of intangible assets amounted to RMB 18,266 thousands (2012: RMB 18,323 thousands).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(14)	Long-term prepaid expenses

	31 December 2012	Increase in current year	Amortisation in current year	Other decrease in current year (Note5(7))	31 December 2013	Reason for other decrease
Catalysts	614,617	317,555	(421,788)	(69,951)	440,433	Reclassification to other current assets
Leaseholding improvements	17,484	559	(1,716)	—	16,327
Others	1,447	557	(301)	—	1,703
	633,548	318,671	(423,805)	(69,951)	458,463

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	31 December 2013		31 December 2012
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for bad debts and inventory provision	13,624	54,494	16,526	66,104
Provision for impairment of fixed assets and depreciation difference	74,272	297,089	95,796	383,183
Investment with fixed assets and sales of fixed assets to a joint ventures	6,568	26,273	7,442	29,768
Employee benefits payable	9,027	36,107	10,740	42,959
Other deferred tax assets	83	335	141	566
Deductible tax losses	595,504	2,382,015	939,359	3,757,434
	699,078	2,796,313	1,070,004	4,280,014

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	31 December 2013		31 December 2012
	Deferre Tax liabilities	Taxable temporary differences	Deferre Tax liabilities	Taxable temporary differences
Capitalized borrowing costs	(14,479)	(57,916)	(17,431)	(69,724)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	31 December 2013	31 December 2012
Deductible temporary differences	481,015	482,414
Deductible losses	402,138	2,866,035
	883,153	3,348,449

As accounting policies stated in Note 2(26), as it is not probable that future taxable income against which the losses can be utilised will be available in a subsidiary of the Company, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”). the Group has not recognised deferred tax assets in respect of Jinyong’s impairment loss on fixed assets of RMB 432,579 thousands (31 December 2012: RMB 432,579 thousands), and provision for decline in value of inventories of RMB 46,190 thousands (31 December 2012: RMB 46,190 thousands).

As accounting policies stated in Note 2(26), the Group has not recognised deferred tax assets in respect of Jinyong’s accumulated losses of RMB 261,381 thousands (31 December 2012: RMB 426,685 thousands), Toufa’s accumulated losses of RMB 90,179 thousands (31 December 2012: RMB 74,119 thousands), Jindi’s accumulated losses of RMB 25,452 thousands (31 December 2012: RMB 43,272 thousands) and Jinshan Hotel’s accumulated losses of RMB 25,126 thousands (31 December 2012:RMB 17,590 thousands). As it is not probable that future taxable profit against which the losses can be utilised will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2014 to 2018.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	31 December 2013	31 December 2012
2013	—	2,527,630
2014	116,764	116,764
2015	73,904	73,904
2016	79,526	79,526
2017	68,211	68,211
2018	63,733	—
	402,138	2,866,035

(e)	Offsetting amount of deferred tax assets and deferred tax liabilities

	31 December 2013	31 December 2012
Deferred tax assets	(14,479)	(17,431)
Deferred tax liabilities	14,479	17,431

The net balance of deferred tax assets and liabilities after offsetting is as follows:

	31 December 2013		31 December 2012
	Deferred tax assets/deferred tax liabilities - net	Deductable or taxable temporary differences and deductible losses after offsetting	Deferred tax assets/deferred tax liabilities - net	Deductable or taxable temporary differences and deductible losses after offsetting
Deferred tax assets	684,599	2,738,397	1,052,573	4,210,290
Deferred tax liabilities	—	—	—	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(16)	Provision for assets impairment

		31 December 2012	Increase in current year	Decrease in current year		31 December 2013
				Reversal	Write-off
Bad debt provision		3,667	383	(710)	(2,348)	992
Including:	Accounts receivable bad debts (Note5(3))	882	14	—	(848)	48
	Other receivable bad debts (Note5(4))	2,785	369	(710)	(1,500)	944
Provision for declines in value of inventories (Note5(6))		111,438	40,234	(69)	(50,502)	101,101
Impairment provision for fixed assets (Note5(11))		985,856	—	—	(4,933)	980,923
		1,100,961	40,617	(779)	(57,783)	1,083,016

(17)	Short-term borrowings

	Currency	31 December 2013	31 December 2012
Unsecured
- bank borrowings	RMB	2,087,000	2,964,000
	USD	4,327,336	7,839,877
- borrowings from related party	RMB	70,000	220,000
		6,484,336	11,023,877

As at 31 December 2013, the weighted average interest rate of short-term borrowings is 2.87% per annum (31

December 2012: 3.62%).

As at 31 December 2013 and 31 December 2012, there are no short-term borrowings which are due but have not been repaid.

(18)	Notes payable

	31 December 2013	31 December 2012
Bank acceptance notes	12,680	—

As at 31 December 2013, the amount due within one year is RMB 12,680 thousands (31 December 2012: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(19)	Accounts payable

	31 December 2013	31 December 2012
Related parties (Note 7(5))	6,613,523	3,374,912
Third parties	2,238,409	2,148,336
	8,851,932	5,523,248

As at 31 December 2013, there are no individually significant accounts payable aged over one year.

Except for the balances disclosed in Note 7 (5), no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of accounts payable.

(a)	Accounts payable denominated in foreign currency are summarised as follows:

	31 December 2013			31 December 2012
	Amount	Exchange rate	RMB equivalents	Amount	Exchange rate	RMB equivalents
USD (thousands)	134,218	6.0969	818,327	177,017	6.2855	1,112,730
YEN (thousands)	7,786	0.0578	452	2,986	0.0730	218
			818,779			1,112,948

(20)	Advance from customers

	31 December 2013	31 December 2012
Related parties (Note 7(5))	6,416	20,516
Third parties	501,544	738,280
	507,960	758,796

Advances from customers are mainly advances on sales.

As at 31 December 2013 and 31 December 2012, there are no advances from customers that are individually significant aged over one year.

Except for the balances disclosed in Note 7(5), no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of advance from customers.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable

		31 December 2012	Increase in current year	Decrease in current year	31 December 2013
	Wages and salaries, bonuses, allowances and subsidies	5,060	1,465,709	(1,470,769)	—
	Staff welfare	—	271,510	(271,510)	—
	Social insurances	36,348	555,035	(555,907)	35,476
Including:	Medical insurance	11,570	150,076	(150,916)	10,730
	Basic pensions	21,804	277,253	(277,405)	21,652
	Unemployment insurance	1,683	21,156	(21,295)	1,544
	Work injury insurance	496	6,467	(6,447)	516
	Maternity insurance	795	10,848	(10,609)	1,034
	Supplementary medical insurance	—	19,500	(19,500)	—
	Supplementary pensions	—	69,735	(69,735)	—
	Housing funds	—	150,160	(150,160)	—
	Compensation for lay-off	—	2,463	(2,463)	—
	Others	6,600	207,891	(208,549)	5,942
		48,008	2,652,768	(2,659,358)	41,418

As at 31 December 2013, no defaulted payables are included in the balance of the employee benefits payable.

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. From 1 October 2013, pursuant to a document “Hu Fu Ban Fa [2013] No. 62”, the Group is required to make contributions to the retirement plan at a rate of 21% of the wages, bonuses, allowances and subsidies of its staff in 2013 (2012: 22%).

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. In 2013, the Group’s contribution to the above two plans amounted to RMB 277,253 thousands and RMB 69,735 thousands respectively (2012: RMB 264,160 thousands and RMB 68,763 thousands, respectively).

In accordance with the Group voluntary employee reduction plan, employee reduction expenses amounted to RMB 2,463 thousands in 2013 (2012: RMB 7,388 thousands).

(22)	Taxes payable

	31 December 2013	31 December 2012
Consumption tax payable	691,449	578,959
City maintenance and construction tax payable	39,174	40,637
Educational surcharge payable	28,046	29,026
Land use tax payable	22,687	—
Housing property tax payable	16,082	—
Land value added tax payable	14,941	—
Individual income tax payable	5,900	7,270
Enterprise income tax payable	3,773	2,463
Value added tax payable	1,669	289
Business tax payable	1,300	1,486
Others	15,661	11,101
	840,682	671,231

(23)	Interest payable

	31 December 2013	31 December 2012
Interest payable for long-term loans with interest paid in installments	1,056	2,200
- RMB	2,305	—
- USD	7,379	18,787
Interest payable for short-term loans	10,740	20,987

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(24)	Dividends payable

	31 December 2013	31 December 2012
A share dividends	20,918	20,880
H share dividends	—	668
	20,918	21,548

(25)	Other payables

	31 December 2013	31 December 2012
Related parties (Note 7(5))	39,620	15,851
Third parties	597,478	843,711
	637,098	859,562

(a)	As at 31 December 2013, there are no other payables that are individually significant aged over 1 year besides unpaid guaranty deposit.

(b)	Except for the balances disclosed in Note 7(5), no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of other payables.

(c)	Other payables by categories are analysed as follows:

	31 December 2013	31 December 2012
Equipment project	342,754	463,052
Guaranty deposit	45,354	45,469
Payable to related parties(Note7(5))	39,620	15,851
Sales discount	38,774	45,499
Accrued expenses	36,748	138,131
Deposits	10,438	12,403
Pension withholding	10,183	10,331
Other	113,227	128,826
	637,098	859,562

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(26)	Current portion of non-current liabilities

	31 December 2013	31 December 2012
Current portion of long-term Borrowings
Unsecured	609,690	—

Current portion of long-term borrowings are as follows:

	Inception date	Maturity date	Currency	Interest rate per annum (%)	Amount	RMB
Sumitomo Mitsui Banking Corporation (China) Limited	2013-4-2	2014-9-30	USD	1.443	100,000 (thousands)	609,690

(27)	Other non-current liabilities

	31 December 2013	31 December 2012
Deferred income	180,000	190,000

As at 31 December 2013 and 31 December 2012, deferred income mainly includes government grants related to assets, which is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset.

(28)	Long-term borrowings

	Currency	31 December 2013	31 December 2012
Unsecured	RMB	627,800	1,231,340

As at 31 December 2013, the weighted average interest rate of long-term borrowings is 5.78% per annum (31 December 2012: 5.86%).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(28)	Long-term borrowings (continued)

(a)	The top five long-term borrowings are as follows:

	Inception date	Maturity date	Currency	Annual Interest rate(%)	31 December 2013		31 December 2012
					Original currency	RMB	Original currency	RMB
Construction Bank of China, Jinshan Branch	2012.09.14	2017.02.10	RMB	5.760	—	200,000	—	200,000
Industry and Commercial Bank of China, Jinshan Branch	2012.07.18	2016.12.14	RMB	5.760	—	100,000	—	100,000
Industry and Commercial Bank of China, Jinshan Branch	2012.08.16	2016.12.14	RMB	5.760	—	100,000	—	100,000
Construction Bank of China, Jinshan Branch	2012.07.30	2017.02.10	RMB	5.760	—	100,000	—	100,000
Industry and Commercial Bank of China, Jinshan Branch	2012.03.12	2016.12.14	RMB	5.760	—	90,000	—	90,000

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(29)	Share capital

	31 December 2012	Increase or decrease in current year					31 December 2013
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal
Non-circulation Shares -
Domestic legal persons shares	4,150,000	—	(360,000)	1,895,000	(5,685,000)	(4,150,000)	—

Restricted Shares -
Domestic legal persons shares	—	—	—	—	5,685,000	5,685,000	5,685,000

Non-restricted Shares -
RMB ordinary A shares listed in PRC	720,000	—	360,000	540,000	—	900,000	1,620,000
Foreign investment H shared listed overseas	2,330,000	—	—	1,165,000	—	1,165,000	3,495,000
	7,200,000	—	—	3,600,000	—	3,600,000	10,800,000

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB 4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York, Shanghai and Shenzhen to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(29)	Share capital (continued)

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million common A shares with a par value of RMB 1 each at an issuing price of RMB 2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7. 2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation’s was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994, 15 September 1996 and 20 March 1997 accordingly.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(29)	Share capital (continued)

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp. ,offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 12 March 2014.

	31 December 2011	Increase in current year	Decrease in current year	31 December 2012
Non-circulation Shares:
Legal persons shares	4,150,000	—	—	4,150,000

Shares without restriction of trading:
RMB ordinary A shares listed in PRC	720,000	—	—	720,000
Foreign investment H shared listed overseas	2,330,000	—	—	2,330,000
	7,200,000	—	—	7,200,000

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(30)	Capital surplus

	31 December 2012	Increase in current year	Decrease in current year (note 5(29))	31 December 2013
Share premium	2,420,841	—	(2,420,841)	—
Government grants	412,370	—	—	412,370
Refund of harbour construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067
	2,914,763	—	(2,420,841)	493,922

	31 December 2011	Increase in current year	Decrease in current year	31 December 2012
Share premium	2,420,841	—	—	2,420,841
Government grants	412,370	—	—	412,370
Refund of harbour construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067
	2,914,763	—	—	2,914,763

(31)	Specific reserve

	31 December 2012	Accrued during the year	Utilised during the year	31 December 2013
Safety production costs	8,179	123,749	(126,096)	5,832

	31 December 2011	Accrued during the year	Utilised during the year	31 December 2012
Safety production costs	21,777	123,401	(136,999)	8,179

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2 (20)).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(32)	Surplus reserve

	31 December 2012	Increase in current year	Decrease in current year (note 5(29))	31 December 2013
Statutory surplus reserve	3,871,256	201,220	—	4,072,476
Discretionary surplus reserve	1,280,514	—	(1,179,159)	101,355
	5,151,770	201,220	(1,179,159)	4,173,831

	31 December 2011	Increase in current year	Decrease in current year	31 December 2012
Statutory surplus reserve	3,871,256	—	—	3,871,256
Discretionary surplus reserve	1,280,514	—	—	1,280,514
	5,151,770	—	—	5,151,770

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. RMB 201,220 thousands statutory surplus reserve was provided in current year (2012: Nil).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (2012: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(33)	Undistributed profits

	2013	2012
Undistributed profits at the beginning of the year	915,707	2,824,173
Add: Net profit/(loss) attributable to equity shareholders of the Company	2,003,545	(1,548,466)
Less: Appropriation to statutory reserve (Note 5(32))	(201,220)	—
Less: Ordinary shares dividend payable	(360,000)	(360,000)
Undistributed profits at the end of the year	2,358,032	915,707

As at 31 December 2013, surplus reserves of the Company’s subsidiaries amounting to RMB 139,663 thousands is included in undistributed profits (as at 31 December 2012: RMB 128,791 thousands). Surplus reserve attributable to the Company which is made by the subsidiaries during the year is RMB 10,872 thousands (2012: RMB 10,285 thousands).

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively.

The proposal of cash dividends distribution of RMB 0.5(tax included) for every ten shares for 2013 (totaling RMB 540,000 thousands) was approved at the 19th Meeting of the 7th term of Board of Directors held on 27 March 2014. The above cash dividend proposal has not been approved by the general meeting of shareholders.

(34)	Minority interests

Attributable to the minority shareholders of subsidiaries:

	31 December 2013	31 December 2012
Shanghai Golden Phillips Petrochemical Company Limited	172,875	186,829
China Jinshan Associated Trading Corporation	56,272	50,614
Shanghai Jinchang Engineering Plastics Company Limited	29,915	29,340
	259,062	266,783

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(35)	Revenue and cost of sales

	2013
	Revenue	Cost of sales
Main operations	114,963,153	100,144,795
Other operations	576,676	332,205
	115,539,829	100,477,000

	2012
	Revenue	Cost of sales
Main operations	92,636,597	85,717,599
Other operations	435,657	323,473
	93,072,254	86,041,072

(a)	Main operations revenue and main operations cost

The Group mainly operates in petrochemical industry.

Analysis by product is as follows:

	2013		2012
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	3,264,518	3,496,104	3,344,190	3,565,458
Resins and plastics	14,440,279	14,220,894	14,828,298	15,406,407
Intermediate petrochemicals	18,682,958	15,967,952	18,161,380	15,152,463
Petroleum products	66,920,837	55,161,875	43,754,793	39,319,469
Trading of petrochemical products	11,159,112	10,970,379	12,025,361	11,836,346
All others	495,449	327,591	522,575	437,456
	114,963,153	100,144,795	92,636,597	85,717,599

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(35)	Revenue and cost of sales (continued)

(b)	Revenue from the top five customers

In 2013, the revenue from the top five customers of the Group amounted to RMB 72,525,858 thousands (2012: RMB 51,225,081 thousands ), which accounted for 62.77% of total revenue (2012: 55.04% ), details are set out as follows:

	Revenue	Percentage of total revenue (%)
Sinopec Huadong Sales Company Limited	58,822,649	50.91
Sinopec Chemical Commercial Holding Company Limited	5,621,557	4.87
Jiaxing Petrochemical Company Limited	3,143,763	2.72
China Petroleum & Chemical Corporation	2,485,244	2.15
Sinopec Refinery Product Sales Company Limited	2,452,645	2.12
	72,525,858	62.77

(36)	Taxes and surcharges

	2013	2012	Tax base and rate
Consumption tax	8,604,667	5,064,648	Gasoline: RMB1,388 per ton; Diesel oil: RMB 940.8 per ton of taxable sales amount
City maintenance and construction tax	800,866	420,127	7% of actual payments of consumption, business tax and VAT during the year
Educational surcharge and others	573,231	300,362	5% of actual payments of consumption, business tax and VAT during the year
Business tax	8,384	5,927	5% of taxable turnover amount
	9,987,148	5,791,064

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(37)	Selling and distribution expenses

	2013	2012
Transportation fee	379,354	326,683
Sales commission	152,331	160,903
Storage and logistics expenses	72,537	57,298
Staff costs	59,199	57,449
Others	27,599	47,573
	691,020	649,906

(38)	General and administrative expenses

	2013	2012
Repair and maintenance expense	1,126,828	984,486
Staff costs	896,983	860,678
Administrative expenses	122,639	66,518
Taxation charges	115,058	90,360
Depreciation and amortisation	91,754	86,179
Research and development costs	67,315	72,174
Security and fire extinguishment expenses	60,931	40,596
Others	250,847	187,564
	2,732,355	2,388,555

(39)	Financial (income)/expenses - net

	2013	2012
Interest expenses	376,696	466,409
Less: Borrowing costs capitalised	—	(110,306)
Less: Interest income	(90,484)	(86,545)
Exchange (gains)/losses-net	(487,173)	3,835
Others	11,937	9,864
	(189,024)	283,257

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(40)	Investment income

	2013	2012
Investment accounted for using the equity method (a)	120,667	22,784
Investment income on disposal of long-term equity investment	—	6,446
	120,667	29,230

There are no severe restrictions on the investee’s ability to transfer investment income to the Group.

(a)	Investment accounted for using the equity method

The amount of investment income/(losses) from an investee accounts for more than 5% of total profits or included in the top five investment income of total profits, are as follows:

	2013	2012
Shanghai Secco Petrochemical Company Limited	39,964	(75,251)
Shanghai Chemical Industrial Park Development Company Limited	37,378	55,477
BOC-SPC Gases Company Limited	25,135	23,392
Shanghai Azbil Automation Company Limited	12,019	14,554
Shanghai Jinpu Plastic Packing Materials Company Limited	(10,399)	4,131
	104,097	22,303

(41)	Asset impairment losses

	2013	2012
Accounts receivable	14	237
Other receivables	(341)	134
Inventories	40,165	203,556
	39,838	203,927

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(42)	Non-operating income

	2013	2012	Recognized as extraordinary profit and loss of current year
Gains on disposal of fixed assets(Note5(11))	444,672	3,905	444,672
Government grants(a)	59,658	221,044	59,658
Others	38,812	54,889	38,812
	543,142	279,838	543,142

(a)	Government grants mainly include:

	2013	2012
Fiscal subsidy for incurred scientific research expenditure	29,749	24,421
Local education surcharges refund	17,636	159,536
Amortization of deferred income	10,000	10,000
Others	2,273	27,087
	59,658	221,044

(43)	Non-operating expenses

	2013	2012	Recognized as extraordinary profit and loss of current year
Allowances	41,574	31,808	41,574
Loss on disposal of fixed assets	27,392	24,670	27,392
Others	3,465	37	3,465
	72,431	56,515	72,431

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(44)	Income tax expenses

	2013	2012
Current tax expense for the year based on tax law and regulations	11,177	21,973
Movement of deferred tax	367,974	(529,736)
	379,151	(507,763)

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	2013	2012
Total profit/(loss)	2,392,870	(2,032,974)
Income tax expenses calculated at applicable tax rates	598,218	(508,244)
Tax effect of share of profit of investments accounted for using the equity method	(30,167)	(10,800)
Other non-taxable profit	(9,918)	(10,396)
Tax effect of non-deductible expenses	4,609	2,780
Under provision for income tax expense in respect of preceding years	3,138	2,477
Utilisation of previously unrecognized tax losses	(202,721)	(679)
Temporary differences for which no deferred income tax asset was recognized in the year	59	46
Tax losses for which no deferred income tax asset was recognized in the year	15,933	17,053
Income tax expenses	379,151	(507,763)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(45)	Earnings/(Loss) per share

(a)	Basic earnings/(loss) per share:

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	2013	2012 (Restate)
Consolidated net profit/(loss) attributable to ordinary shareholders of the Company	2,003,545	(1,548,466)
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Basic earnings/(loss) per share	0.186	(0.143)

As mentioned in Note 1, The resolution included a distribution of 5 shares for every 10 shares based on the 7.2 billion ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands (Note 5(29)). As at 31 December 2013, the Company’s total share capital was 10.8 billion shares. In determining the weighted average number of ordinary shares in issue during the year ended 31 December 2012, the 3.6 billion shares issued by way of capitalisation of reserves have been regarded as if these shares were in issue since 1 January 2012. Loss per share for 2012 were restated accordingly.

(b)	Diluted earnings/(loss) per share:

As there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(46)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	2013	2012
Subsidy income	49,658	100,077
Others	14,968	6,450
	64,626	106,527

(b)	Cash paid relating to other operating activities

	2013	2012
Sales commission	152,331	160,903
Administrative expenses	122,639	66,518
Storage and logistics expenses	72,537	57,298
Research and development costs	67,315	72,174
Security and fire extinguishment expenses	60,931	40,596
Information system operation and maintenance expenses	33,295	20,948
Others	102,267	68,351
	611,315	486,788

(c)	Cash received relation to other investment activities

	2013	2012
Interest income	90,484	86,545

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(47)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net profit/(loss) to cash flows from operating activities

		2013	2012
Net profit/(loss)		2,013,719	(1,525,211)
Add:	Provisions for assets impairment	39,838	203,927
	Depreciation of investment properties	13,245	13,250
	Depreciation of fixed assets	2,127,316	1,699,877
	Amortisation of intangible assets	18,266	18,323
	Amortisation of long-term prepaid expenses	423,805	171,195
	(Gains)/losses on disposal of fixed assets	(417,280)	20,765
	Financial (income)/expenses - net	(131,398)	273,393
	Investment income	(120,667)	(29,230)
	Decrease/(increase) in deferred tax assets	367,974	(529,736)
	Increase in inventories	(141,327)	(3,569,573)
	(Increase)/decrease in operating receivables	(1,769,539)	407,126
	Increase in operating payables	3,059,064	1,247,971
	Decrease in specific reserve	(2,347)	(13,598)
Net cash flows generated from/(used in) operating activities		5,480,669	(1,611,521)

(b)	Net (decrease) / increase in cash and cash equivalents

	2013	2012
Cash and cash equivalents at the end of the year	133,256	160,962
Less: cash and cash equivalents at the beginning of the year	160,962	91,346
Net (decrease)/ increase in cash and cash equivalents	(27,706)	69,616

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(47)	Supplementary materials to consolidated cash flow statement (continued)

(c)	Cash and cash equivalents

		31 December 2013	31 December 2012
Cash
Including:	Cash on hand	23	47
	Bank deposits available on demand	131,377	160,310
	Other monetary fund available on demand	1,856	605
Cash and cash equivalents at the end of the year		133,256	160,962

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in Note 2 (29). The transfer price of intersegment is recognised with cost plus profit method.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing loans, interest expenses, and corporate assets and related expenses.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(a)	Segment information as at and for the year ended 31 December 2013 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	3,264,518	14,440,279	18,682,958	66,920,837	11,159,112	1,072,125	—	—	115,539,829
Inter-segment revenue	—	244,977	19,437,514	6,133,970	3,344,902	1,268,716	—	(30,430,079)	—
Interest income	—	—	—	—	—	—	90,484	—	90,484
Interest expenses	—	—	—	—	—	—	(376,696)	—	(376,696)
Investment income from associates and joint ventures	—	—	—	—	—	—	120,667	—	120,667
Asset impairment losses	(26,469)	(744)	(5,629)	—	—	(6,996)	—	—	(39,838)
Depreciation and amortisation	(185,924)	(304,972)	(792,545)	(1,070,880)	(234)	(214,831)	(13,246)	—	(2,582,632)
Total (loss)/profit	(604,913)	(766,311)	1,054,241	2,175,334	38,214	157,409	338,896	—	2,392,870
Income tax expenses	—	—	—	—	—	—	(379,151)	—	(379,151)
Net (loss)/profit	(604,913)	(766,311)	1,054,241	2,175,334	38,214	157,409	(40,255)	—	2,013,719
Total assets	1,964,603	2,160,187	6,680,569	18,333,316	743,409	2,315,330	4,718,519	—	36,915,933
Total liabilities	320,028	1,390,864	1,773,355	6,363,608	972,403	103,170	7,901,826	—	18,825,254

(b)	Segment information as at and for the year ended 31 December 2012 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemical	Petroleum products	Trading of petrochemicals products	Others	Unallocated	Elimination	Total
Revenue from external customers	3,344,190	14,828,298	18,161,380	43,754,793	12,025,361	958,232	—	—	93,072,254
Inter-segment revenue	93	108,618	19,085,952	5,618,459	3,423,818	718,864	—	(28,955,804)	—
Interest income	—	—	—	—	—	—	86,545	—	86,545
Interest expenses	—	—	—	—	—	—	(356,103)	—	(356,103)
Investment income from associates and joint ventures	—	—	—	—	—	—	29,230	—	29,230
Asset impairment losses	(35,118)	(24,585)	(13,877)	(129,977)	—	—	—	—	(203,557)
Depreciation and amortisation	(153,419)	(193,924)	(626,836)	(726,945)	(330)	(187,941)	(13,250)	—	(1,902,645)
Total (loss)/profit	(409,489)	(1,309,748)	810,194	(1,175,187)	46,448	35,512	(30,704)	—	(2,032,974)
Income tax expenses	—	—	—	—	—	—	507,763	—	507,763
Net (loss)/profit	(409,489)	(1,309,748)	810,194	(1,175,187)	46,448	35,512	477,059	—	(1,525,211)
Total assets	1,719,229	1,123,660	6,840,287	18,731,525	451,111	2,717,028	5,222,959	—	36,805,799
Total liabilities	228,469	1,013,045	1,240,755	4,964,372	388,810	65,466	12,447,680	—	20,348,597

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

In 2013, revenue from the same customer accounted for 61% of total Group revenue (2012: 53%). The revenue from the customer derived from the following segments: intermediate petrochemicals, petroleum products, trading of petrochemical products and other segment.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company:

	Nature of business	Place of registration	Legal representative	Business nature	Organization code
China Petroleum & Chemical Corporation	Joint stock limited company	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Fu Chengyu

Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

71092609-4

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2012		Increase in current year		Decrease in current year	31 December 2013
China Petroleum & Chemical Corporation	RMB	86.8 billion	RMB	29.8 billion	—	RMB	116.6 billion

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	31 December 2013		31 December 2012
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.56%	50.56%	55.56%	55.56%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 4.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(3)	Information on other related parties

Names of other related parties	Relationship with the Company	Organisation code
China Petrochemical Corporation	The ultimate parent company	10169286-X
BOC-SPC Gases Company Limited	Joint ventures of the Group	71786630-3
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint ventures of the Group	60733617-6
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint ventures of the Group	60727178-X
Shanghai Secco Petrochemical Company Limited	Associates of the Group	71093847-4
Shanghai Chemical Industry Park Development Company Limited	Associates of the Group	13227550-8
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associates of the Group	60739533-6
Shanghai Azbil Automation Company Limited	Associates of the Group	60733503-4
Shanghai Petrochemical Asphalt Company Limited	Associates of the Group	76720551-1
Shanghai Nam Kwong Petro-Chemical Company Limited	Associates of the Group	70329225-7
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associates of the Group	60721604-3
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group	70328158-2
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company	68435353-5
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company	74491218-4
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company	79552488-6
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company	74912509-1
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company	62590829-7
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company	10001343-1
China Petrochemical International Company Limited	Subsidiary of the immediate parent company	10169063-7
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company	55290897-3
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company	79710604-7
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company	56745949-6
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company	55797773-2
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company	55948374-4
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company	13220850-8
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company	73513011-3
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company	76672017-5
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company	55481307-0
BASF-YPC Company Limited	Joint venture of the immediate parent company	71093957-3
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company	67060494-6
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company	71093486-0
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company	71093386-8
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company	13229578-7
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate parent company	71092780-4
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company	42500745-1
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company	10370137-9
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company	71021776-5
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company	16410269-5
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company	10169282-7
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company	22433440-5
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company	71093173-1
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company	10169290-7

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Related party transactions

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services

The Group

			2013		2012
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	58,745,898	70.84%	49,435,082	59.91%
Sinopec Group and its subsidiaries	Purchases	Trade	12,280	0.01%	24,445	0.03%
Associates of the Company	Purchases	Trade	3,559,042	4.29%	3,148,575	3.82%
Joint ventures of the Company	Purchases	Trade	364,178	0.44%	371,037	0.45%
Key management personnel	Short-term employee benefits	Compensation for services	6,603	0.34%	7,428	0.40%
Key management personnel	Retirement scheme contributions	Compensation for services	181	0.03%	170	0.03%

Sales of goods, rendering services:

The Group

			2013		2012
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/ Service income	Trade	70,670,009	61.17%	49,593,269	53.28%
Sinopec Group and its subsidiaries	Sales/ Service income	Trade	347,176	0.30%	430,089	0.46%
Associates of the Company	Sales/ Service income	Trade	2,262,374	1.96%	2,309,682	2.48%
Joint ventures of the Company	Sales	Trade	449,490	0.39%	238,386	0.26%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Related party transactions (continued)

(b)	Related party funding

In 2013, the Group and the Company borrowed from Sinopec Finance Company Limited amounting to RMB 3,374,845 thousands (2012: RMB 3,361,740 thousands). The interest rate of RMB dominated borrowings is 5.40%, USD dominated borrowings is 1.47% (2012: RMB 5.49%, USD 3.50%).

In 2013, the Group and the Company repaid Sinopec Finance Company Limited amounting to RMB 3,524,845 thousands (2012: RMB 3,801,740 thousands).

(c)	Transfer of assets

Related Party	Contents of Transactions	Type of Transactions	Pricing Principle	2013
				Amount	Proportion of similar transaction
Sinopec Chemical Commercial Holding Company Limited	Selling of oil depot	Sell of assets	Third-party valuation	594,147	99.49%

(d)	Other related transactions

The Group

	Transaction Type	2013	2012
Sinopec Group	Insurance premiums	146,176	115,918
Sinopec Finance Company Limited	Interests received and receivable	943	555
Sinopec Finance Company Limited	Interests paid and payable	20,762	29,716
Sinopec Group	Construction and installation cost	287,988	436,082
Sinopec Chemical Commercial Holding Company Limited	Sales commission	152,331	160,903
Sinopec Corp.	Rental income	25,602	23,976

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		31 December 2013		31 December 2012
		Amount	Bad debt provision	Amount	Bad debt provision
Cash at bank and on hand	Sinopec Group and its subsidiaries	7,109	—	1,933	—

Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	295,548	—	18,826	—

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,612,575	—	807,267	—
	Sinopec Group and its subsidiaries	2,074	—	3,884	—
	Associates of the Group	191,432	—	155,486	—
	Joint ventures of the Group	22,608	—	22,621	—
		1,828,689	—	989,258	—

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	4,477	—	497	—
	Sinopec Group and its subsidiaries	—	—	—	—
	Associates of the Group	291	—	1,009	—
	Joint ventures of the Group	2,128	—	1,882	—
		6,896	—	3,388	—

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	1	—	41,370	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Receivables from and payables to related parties (continued)

Payables to related parties:

The Group

		31 December 2013	31 December 2012
Short-term borrowings	Sinopec Group and its subsidiaries	70,000	220,000

Notes payable	Sinopec Corp., its subsidiaries and joint ventures	4,000	—

Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	6,221,139	3,186,049
	Sinopec Group and its subsidiaries	351	—
	Associates of the Group	355,840	152,032
	Joint ventures of the Group	36,193	36,831
		6,613,523	3,374,912

Other payables	Sinopec Corp., its subsidiaries and joint ventures	11,315	10,124
	Sinopec Group and its subsidiaries	28,305	5,727
		39,620	15,851

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	6,385	15,733
	Sinopec Group and its subsidiaries	31	167
	Associates of the Group	—	4,616
		6,416	20,516

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(i)	Construction and installation cost:

	31 December 2013	31 December 2012
Sinopec Group and its subsidiaries	48,661	53,690

(ii)	Investment commitments with related parties

	31 December 2013	31 December 2012
Capital contribution to Shanghai Secco	122,804	—

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project “), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project (Note 5(8)(b)). The Capital Verification report of the above contribution has already been issued by PricewaterhouseCoopers Zhong Tian LLP(PwC ZT Yan Zi (2013) No. 872).

As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project.

Except for the above, the Group and the Company had no other material commitments with related parties at 31 December 2013, which are contracted, but not included in the financial statements.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2013. No provision has been made in the financial statement at 31 December 2013 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007(31 December 2012: Nil).

9	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	31 December 2013	31 December 2012
Purchase of fixed assets contracted but not provided for	182,350	123,310
Purchase of fixed assets authorised but not contracted for	784,400	1,362,263
	966,750	1,485,573

(2)	Operating lease commitments

The Group had no material commitments under operating leases as at 31 December 2013 and 2012, which are contracted, but not included in the financial statements.

10	Events occurring after the balance sheet date

Except for the board’s proposal distribution of the 2013 annual dividend as mentioned in Note 5(33), there are no events occurred after the balance sheet date.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Neverthless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 31 December 2013 and 31 December 2012, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarized below:

	31 December 2013
	USD	Others	Total
Financial assets in foreign currencies-

Cash at bank and on hand	3,318	750	4,068
Accounts receivable	49,648	—	49,648
	52,966	750	53,716

Financial liabilities in foreign currencies-

Short-term borrowings	4,327,336	—	4,327,336
Accounts payable	818,327	452	818,779
Interest payable	2,305	—	2,305
Current portion of non-current liabilities	609,690	—	609,690
	5,757,658	452	5,758,110

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2012
	USD	Others	Total
Financial assets in foreign currencies-

Cash at bank and on hand	148	780	928
Accounts receivable	14,508	—	14,508
	14,656	780	15,436

Financial liabilities in foreign currencies-
Accounts payable	1,112,730	218	1,112,948
Short-term borrowings	7,839,877	—	7,839,877
	8,952,607	218	8,952,825

As at 31 December 2013, if the currency had strengthened/weakened by 5% against USD while all other variables had been held constant, the Group’s net profit for the year would have been approximately RMB 213,925 thousands (31 December 2012: RMB 335,173 thousands) higher/lower for various financial assets and liabilities denominated in USD.

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2013, the Group’s short-term and long-term interest bearing borrowings were mainly RMB-denominated with floating rates, amounting to RMB 7,721,826 thousands (31 December 2012: 12,255,217 thousands) (Note 5 (17), Note 5 (26), Note 5 (28)).

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the year 2013 and 2012, the Group did not enter into any interest rate swap agreements.

As at 31 December 2013, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 28,957 thousands (31 December 2012: RMB 45,957 thousands).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

At 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB 3,531,426 thousands. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. At 31 December 2013, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 26,106,318 thousands, of which RMB 18,374,292 thousands was unutilised.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending

31 December 2014. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	31 December 2013
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Financial assets -
Cash at bank and on hand	133,256	—	—	—	133,256
Notes receivable	2,984,445	—	—	—	2,984,445
Accounts receivable and other receivables	2,025,379	—	—	—	2,025,379
Entrusted Loans due within one year	71,389	—	—	—	71,389
	5,214,469	—	—	—	5,214,469

Financial liabilities -
Short-term borrowings	6,523,012	—	—	—	6,523,012
Notes payable	12,680	—	—	—	12,680
Accounts payable and other payables	9,489,030	—	—	—	9,489,030
Interest payable	10,740	—	—	—	10,740
Dividends payable	20,918	—	—	—	20,918
Long-term borrowings	36,339	36,339	664,746	—	737,424
Current portion of non-current libilities	616,270	—	—	—	616,270
	16,708,989	36,339	664,746	—	17,410,074

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	31 December 2012
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Financial assets -
Cash at bank and on hand	160,962	—	—	—	160,962
Notes receivable	2,065,483	—	—	—	2,065,483
Accounts receivable and other receivables	1,123,507	—	—	—	1,123,507
Entrusted Loans due within one year	71,017	—	—	—	71,017
	3,420,969	—	—	—	3,420,969

Financial liabilities -
Short-term borrowings	11,110,694	—	—	—	11,110,694
Accounts payable and other payables	6,382,810	—	—	—	6,382,810
Interest payable	20,987	—	—	—	20,987
Dividends payable	21,548	—	—	—	21,548
Long-term borrowings	74,037	428,298	900,739	—	1,403,074
	17,610,076	428,298	900,739	—	18,939,113

(4)	Fair value

Financial instruments not measured at fair value

Financial assets and financial liabilities not measured at fair value include: notes receivable, receivables, current portion of entrusted loans, short-term borrowings, payables, current portion of non-current liabilities and long-term borrowings.

As at 31 December 2013, the carrying amount of the financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Financial assets and financial liabilities in foreign currencies

	31 December 2013	31 December 2012	Current year accumulated changes in fair value	Provision accrued current year	Current year changes in fair value gains and losses
Financial assets -
Cash at bank and on hand	4,068	928	—	—	—
Accounts receivable	49,648	14,508	—	—	—
Total	53,716	15,436	—	—	—

Financial liabilities -
Short-term borrowings	4,327,336	7,839,879	—	—	—
Accounts payable	818,779	1,112,948	—	—	—
Interest payable	2,305	—	—	—	—
Current portion of non-current liabilities	609,690	—	—	—	—
Total	5,758,110	8,952,827	—	—	—

13	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	31 December 2013	31 December 2012
Amounts due from related parties	1,539,697	801,893
Amounts due from third parties	8,082	10,727
Less: provision for bad debts	(48)	(882)
	1,547,731	811,738

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2013	31 December 2012
Within one year	1,547,711	811,729
Over one year but within two years	27	9
Over two years but within three years	6	7
Over three years	35	875
	1,547,779	812,620
Less: Provision for bad debts	(48)	(882)
	1,547,731	811,738

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(b)	Accounts receivable are analysed by categories as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups :
-Group 1	8,082	0.52	48	0.59	10,727	1.32	882	8.22
-Group 2	1,539,697	99.48	—	—	801,893	98.68	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	1,547,779	100.00	48	—	812,620	100.00	882	—

Classification of accounts receivable: refer to Note 2(10)(b)

(c)	Subject to provision by group 1 are as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	8,014	99.16	—	—	9,836	91.69	—	—
Over one year but within two years	27	0.33	9	30.00	9	0.08	3	30.00
Over two years but within three years	6	0.08	4	60.00	7	0.07	4	60.00
Over three years	35	0.43	35	100.00	875	8.16	875	100.00
	8,082	100.00	48	—	10,727	100.00	882	—

There are no collateral over the above accounts receivable with provision for bad debts.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(d)	In 2013, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2013, the Company had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	Accounts receivable with write-off in 2013 are follows:

	Nature	Amount	Reason for write-off	Relevant to the transaction of related parties or not
Shanghai Chemical Fiber Group Company Limited	Sales	848	Unable to recover	No

(g)	As at 31 December 2013, top five accounts receivable are as follows:

	Relationship with the Company	Amount	Ageing	Percentage of total accounts receivable
Sinopec Huadong Sales Company Limited	Subsidiary of Sinopec Corp.	1,102,681	Within 1 year	71.24%
Shanghai Secco Petrochemical Company Limited	Associates of the Company	191,319	Within 1 year	12.36%
Sinopec Refinery Product Sales Company Limited	Subsidiary of Sinopec Corp.	76,495	Within 1 year	4.94%
China International United Petroleum and Chemical Company Limited	Subsidiary of Sinopec Corp.	48,638	Within 1 year	3.14%
China Jinshan Associated Trading Corporation	Subsidiary of the Company	28,758	Within 1 year	1.86%
		1,447,891		93.54%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(h)	Accounts receivable from related parties are analysed as below:

	31 December 2013			31 December 2012
	Amount	Percentage of total accounts receivable	Provision for bad debts	Amount	Percentage of total accounts receivable	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	1,293,498	83.57	—	605,109	74.46	—
Sinopec Group and its subsidiaries	2,074	0.13	—	3,884	0.48	—
Subsidiaries of the Company	30,083	1.94	—	14,793	1.82	—
Associates of the Company	191,432	12.37	—	155,486	19.13	—
Joint ventures of the Company	22,610	1.47	—	22,621	2.78	—
	1,539,697	99.48	—	801,893	98.67	—

Except for the balances disclosed above, as at 31 December 2013 and 31 December 2012, no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of accounts receivable.

(i)	There are no accounts receivables derecognized due to the transfer of financial assets during the current year.

(j)	As at 31 December 2013, there are no accounts receivables pledged (At 31 December 2012: Nil).

(k)	As at 31 December 2013, there are no accounts receivables in foreign currencies (At 31 December 2012: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables

	31 December 2013	31 December 2012
Amounts due from related parties	742,807	708,070
Amounts due from third parties	18,597	12,968
	761,404	721,038
Less: provision for bad debts	(736,122)	(705,469)
	25,282	15,569

(a)	The ageing of other receivables is analysed as follows:

	31 December 2013	31 December 2012
Within one year	56,512	45,800
Over one year but within two years	31,150	243,546
Over two years but within three years	242,382	50,604
Over three years	431,360	381,088
Less: provision for bad debts	(736,122)	(705,469)
	25,282	15,569

(b)	Other receivables by categories are analysed as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	735,912	96.65	735,912	100.00	704,682	97.73	704,682	100.00
Subject to provision by groups :
-Group 1	18,597	2.44	210	1.13	12,968	1.80	787	6.07
-Group 2	6,895	0.91	—	—	3,388	0.47	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	761,404	100.00	736,122	—	721,038	100.00	705,469	—

Classification of other receivable : refer to Note 2(10)(b).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(c)	Subject to provision by group 1 are as follows:

	31 December 2013				31 December 2012
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	18,387	98.87	—	—	11,363	87.62	—	—
Over one year but within two years	—	—	—	—	1,168	9.01	350	30.00
Over two years but within three years	—	—	—	—	—	—	—	—
Over three years	210	1.13	210	100.00	437	3.37	437	100.00
Total	18,597	100.00	210	—	12,968	100.00	787	—

(d)	As accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision in this year, an accumulated bad debt provision for other receivables from the Company’s consolidated subsidiary Jinyong was RMB 735,912 thousands (31 December 2012: RMB 704,682 thousands). Jinyong stopped production periodically till now since August 2008. The additions in this year included labor cost, tax expenses and other fixed expenditures, which were paid by the Company on behalf of Jinyong. The Company provided a full bad debt provision based on the assessment on the possibility of recovery of other receivables. No provision was recognised for other receivables which were not individually significant but subject to bad debt provision.

(e)	In 2013, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(f)	As at 31 December 2013, the top five other receivables are as follows:

	Relationship with the Company	Amount	Ageing	Percentage of total other receivable
Zhejiang Jinyong	Subsidiary of the Company	735,912	Partially over 3 years	96.65%
China petroleum and chemical Company Limited pipeline storage and transport branch	Subsidiary of the immediate parent company	3,988	Within 1 year	0.52%
BOC-SPC Gases Company Limited	Joint ventures of the Company	2,128	Within 1 year	0.28%
Shanghai Railway Station HangZhou Depot (North)	Third party	1,562	Within 1 year	0.21%
Shanghai Gulf Petrochemical Company Limited	Third party	1,121	Within 1 year	0.15%
		744,711		97.81%

(g)	Other receivable from related parties are analysed as below:

	31 December 2013			31 December 2012
	Amount	Percentage of total other receivables	Provision for bad debts	Amount	Percentage of total other receivables	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	4,477	0.59	—	497	0.07	—
Subsidiaries of the Company	735,912	96.65	735,912	704,682	97.73	704,682
Associates of the Company	289	0.04	—	1,009	0.14	—
Joint ventures of the Company	2,129	0.28	—	1,882	0.26	—
	742,807	97.56	735,912	708,070	98.20	704,682

Except for the balances disclosed above, as at 31 December 2013 and 31 December 2012, no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of other receivables.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investment

	31 December 2013	31 December 2012
Subsidiaries (a)	1,582,788	1,582,788
Joint ventures (b)	148,040	122,905
Associates (b)	2,713,736	2,591,698
	4,444,564	4,297,391
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)
	4,217,064	4,069,891

There are no significant restrictions on the realization of long-term equity investments to the Company.

In 2013, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounted to RMB 227,500 thousands (2012: RMB 227,500 thousands). Jinyong stopped production periodically till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investment (continued)

(a)	Subsidiaries

	Accounting method	Investment cost	31 December 2012	Additional/ negative investment	31 December 2013	Share holding	Voting rights	Explanation for the difference between share holding and voting rights	Impairment provision	Impairment provided in current year	Cash dividends declared in current year
Shanghai Petrochemical Investment Development Company Limited	Cost method	1,338,456	1,338,456	—	1,338,456	100.00%	100.00%	No difference	—	—	—
Zhejiang Jinyong Acrylic Fibre Company Limited	Cost method	227,500	227,500	—	227,500	75.00%	75.00%	No difference	(227,500)	—	—
China Jinshan Associated Trading Corporation	Cost method	16,832	16,832	—	16,832	67.33%	67.33%	No difference	—	—	12,000
			1,582,788	—	1,582,788				(227,500)	—	12,000

(b)	Joint ventures and associates

The information relating to the material joint ventures and associates of the Company is disclosed in Note 5(8), Note 5(9).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2012	3,217,286	37,716,781	1,691,348	42,625,415
Reclassification in current year	(8,276)	(13,176)	21,452	—
Increase in current year	—	64,494	18,595	83,089
Transfer from construction in progress	98,604	1,184,792	42,550	1,325,946
Decrease in current year	(159,017)	(457,533)	(70,937)	(687,487)
31 December 2013	3,148,597	38,495,358	1,703,008	43,346,963

Accumulated depreciation
31 December 2012	1,790,610	21,851,540	1,324,389	24,966,539
Reclassification in current year	(2,678)	405	2,273	—
Current year charges	94,873	1,877,713	59,068	2,031,654
Decrease in current year	(111,799)	(383,984)	(44,530)	(540,313)
31 December 2013	1,771,006	23,345,674	1,341,200	26,457,880

Provision for impairment
31 December 2012	50,785	496,229	6,263	553,277
Reclassification in current year	—	—	—	—
Current year charges	—	—	—	—
Decrease in current year	—	(4,933)	—	(4,933)
31 December 2013	50,785	491,296	6,263	548,344

Carrying amount
31 December 2013	1,326,806	14,658,388	355,545	16,340,739
31 December 2012	1,375,891	15,369,012	360,696	17,105,599

At 31 December 2013 and 31 December 2012, the Company had no pledged fixed assets.

In 2013, the depreciation expenses amounted to RMB 2,031,654 thousands (2012: RMB 1,654,046 thousands). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 1,965,972 thousands, RMB 66 thousands and RMB 65,616 thousands, respectively (2012: RMB 1,578,391 thousands, RMB 70 thousands, RMB 75,585 thousands, respectively).

In 2013, the fixed assets with a carrying amount of RMB 1,325,946 thousands (2012: RMB 6,492,931 thousands) was transferred from construction in progress.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(5)	Construction in progress

	31 December 2013			31 December 2012
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	456,823	—	456,823	604,866	—	604,866

(6)	Revenue and cost of sales

	2013		2012
	Revenue	Cost of sales	Revenue	Cost of sales
Main operations	101,499,275	86,928,588	78,415,384	71,808,478
Other operations	573,587	326,107	439,733	300,408
	102,072,862	87,254,695	78,855,117	72,108,886

(a)	Main operations revenue and cost of sales

The Company mainly operates in petrochemical industry.

(b)	Revenue from sales to top five customers in 2013 is set out as follows:

In 2013, top five of the revenue of the Company amounted to RMB 68,381,463 thousands (2012: RMB 45,215,500 thousands), which accounted for 66.99% of the Company total revenue (2012: 57.34%), details are set out as follows:

	Revenue	Percentage of total revenue (%)
Sinopec Huadong Sales Company Limited	58,822,649	57.63
Jiaxing Petrochemical Company Limited	3,143,763	3.08
Sinopec Refinery Product Sales Company Limited	2,452,645	2.40
China Petroleum & Chemical Corporation	2,247,462	2.20
Shanghai Secco Petrochemical Company Limited	1,714,944	1.68
	68,381,463	66.99

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(7)	Investment income

	2013	2012
Investment accounted for using the equity method (a)	102,477	3,618
Investment accounted for using the cost method (b)	8,080	98,080
	110,557	101,698

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income/(losses) from long-term equity investments accounted for using the equity method is as follow:

	2013	2012
Shanghai Secco Petrochemical Company Limited	39,964	(75,251)
Shanghai Chemical Industrial Park Development Company Limited	37,378	55,477
BOC-SPC Gases Company Limited	25,135	23,392
	102,477	3,618

(b)	Income from long-term equity investments accounted for using the cost method is as follow:

	2013	2012
China Jinshan Associated Trading Corporation	8,080	8,080
Shanghai Petrochemical Investment Development Company Limited	—	90,000
	8,080	98,080

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(8)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit/(loss) to cash flow from operating activities

		2013	2012
Net profit/(loss)		2,012,192	(1,494,726)
Add:	Provisions for assets impairment	69,963	236,752
	Depreciation of investment properties	13,245	13,250
	Depreciation of fixed assets	2,031,654	1,654,046
	Amortisation of intangible assets	12,972	13,031
	Amortization of long-term deferred expense	422,403	170,283
	(Gains)/losses on disposal of fixed assets	(417,158)	21,484
	Financial (income)/expenses - net	(153,631)	262,527
	Investment income	(110,557)	(101,698)
	Decrease/(Increase) in deferred tax assets	371,045	(529,794)
	Increase in inventories	(58,601)	(3,539,175)
	(Increase)/Decrease in operating receivables	(1,123,247)	544,579
	Increase in operating payables	2,420,739	1,062,487
	Decrease in specific reserve	—	(14,272)
Net cash inflow generated from/(used in) operating activities		5,491,019	(1,701,226)

(b)	Net (decrease) / increase in cash and cash equivalents

	2013	2012
Cash and cash equivalents balance at the end of the year	78,448	119,148
Less: cash and cash equivalents balance at the beginning of the year	119,148	61,057
Net (decrease)/increase in cash and cash equivalents	(40,700)	58,091

C. Supplementary Information to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	2013	2012
Gains/(Losses) on disposal of non-current assets	417,280	(14,319)
Government grants recognised through profit or loss	59,658	221,044
Employee reduction expenses	(2,463)	(7,388)
Income from external entrusted loans	2,202	2,093
Other non-operating (expenses)/income other than those mentioned above	(6,227)	23,044
Tax effect for the above items	(116,483)	(52,482)
Effect on minority interests after tax	(1,143)	(962)
	352,824	171,030

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	2013	2012	31 December 2013	31 December 2012
Under CAS	2,003,545	(1,548,466)	17,831,617	16,190,419
Adjustments under IFRS:
Government grants	54,130	30,099	(99,123)	(153,253)
Safety production costs	(2,347)	(13,598)	—	—
Effects of the above adjustments on deferred tax	—	3,568	—	—
Under IFRS	2,055,328	(1,528,397)	17,732,494	16,037,166

C. Supplementary Information to the Financial Statements (continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS (continued)

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return on		Earnings/(Loss) per share
	net assets (%)		Basic (RMB)		Diluted(RMB)
	2013	2012	2013	2012 (Restate)	2013	2012 (Restate)
Net profit/(loss) attributable to shareholders of the Company	11.778	(9.028)	0.186	(0.143)	0.186	(0.143)
Net profit/(loss) attributable to shareholders of the Company excluding non-recurring items	9.704	(10.025)	0.153	(0.159)	0.153	(0.159)

Written Confirmation Issued by Directors, Supervisors and Senior Management

Pursuant to the requirements of Article 68 of the Securities Law and Regulation on the Preparation of Information Disclosure Contents and Format of Companies Issuing Public Shares, No. 2 revised by the China Securities Regulatory Commission (CSRC) in 2012, we, being Directors, Supervisors and the Senior Management of the Company, having carefully studied and reviewed the Company’s 2013 annual report, are in the opinion that: the Company was in strict compliance with the standardised operation of financial system operation of joint stock companies and the 2013 annual report gave a true and fair view of the financial position and operating results of the Company. The unqualified auditors’ reports of the Company issued by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively, were true and fair. We warrant that the information contained in the 2013 annual report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

Wang Zhiqing	Wu Haijun	Gao Jinping	Li Honggen

Zhang Jianping	Ye Guohua	Lei Dianwu	Xiang Hanyin

Shen Liqiang	Jin Mingda	Cai Tingii	Zhang Yimin

Supervisors:

Zhang Jianbo	Zhuo Qiang	Li Xiaoxia	Zhai Yalin

Wang Liqun	Chen Xinyuan	Zhou Yunnong

Senior Management:

Zhang Zhiliang	Shi Wei	Jin Qiang	Guo xiaojun

Zhang Jingming

Corporate Information

(1)	Company Information

Legal Chinese Name of the Company:
Abbreviation for Legal Chinese Name of the Company:
Legal English Name of the Company :	Sinopec Shanghai Petrochemical Company Limited
Abbreviation for Legal English Name of the Company:	SPC
Legal Representative of the Company:	Rong Guangdao

(2)	Contact Persons and Contact Methods

Company Secretary		Securities Affairs Representative
Name:	Zhang Jingming	Tang Weizhong
Address:	48 Jinyi Road, Jinshan District,	Suite B, 28/F, Huamin Empire Plaza,
	Shanghai, PRC	728 West Yan’an Road, Shanghai, PRC
Postal Code:	200540	200050
Tel:	8621-57943143/52377880	8621-57943143/52377880
Fax:	8621-57940050/52375091	8621-57940050/52375091
E-mail:	spc@spc.com.cn	tom@spc.com.cn

(3)	Basic Information

Registered address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

Newspapers designated for publication of announcements of the Company:
“Shanghai Securities News”, “China Securities Journal” and “Securities Time”
Websites for the publication of the Company’s annual reports:
Shanghai Stock Exchange website (www.sse.com.cn); Hong Kong Stock Exchange website (www.hkex.com.hk); and the website of the Company (www.spc.com.cn)
Place for access to the Company’s annual reports:
Board Secretariat Office, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock abbreviation	Stock Code	Stock abbreviation before change
A Shares	Shanghai Stock Exchange		600688	-
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338	-
ADR	New York Stock Exchange	SHI	-	-

*	On 20 August 2013, the first trading day after the Company’s completion of A-share reform scheme, the stock abbreviation of the Company’s A-share was changed from to ..

Corporate Information (continued)

(6)	Changes in Registration during the Reporting Period

1.	Basic Information

There were no changes in registration during the Reporting Period. The basic information did not change.

2.	Query Indices for the Initial Registration of the Company

For information on the initial registration of the Company, please refer to “Other Information” of this section.

3.	Changes in Major Business since listing

There were no changes in the major business of the Company since its listing.

4.	Changes in Controlling Shareholders since listing

At the time of the Company’s listing in 1993, the controlling shareholder of the Company was China National Petrochemical Corporation, which underwent reorganization and was renamed China Petrochemical Corporation in 1998. In 2000, China Petrochemical Corporation established China Petroleum & Chemical Corporation, and the controlling shareholder of the Company changed to China Petroleum & Chemical Corporation thereafter.

(7)	Other Information

Date of the Company’s initial registration:	29 June 1993
Initial registered address of the Company:	Jinshan Wei, Shanghai,PRC
First time:
Date of change of the Company’s registration:	12 October 2000
Change of the registered address of the Company:	48 Jinyi Road, Jinshan District, Shanghai, PRC
SAIC registration number of the Company:	310000000021453
Tax registration number of the Company:	310228132212291
Company and Organization Code:	13221229-1

Auditor engaged by the Company (domestic):
Name:	PricewaterhouseCoopers Zhong Tian LLP
Address:	11/F., PricewaterhouseCoopers Center, 2 Corporate Avenue,
202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Signing Auditors:	Xu Hong, Shao Yunfei
Auditor engaged by the Company (international):
Name:	PricewaterhouseCoopers
Address:	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong

Legal advisors:

PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A

Corporate Information (continued)

Principal Bankers:

China Construction Bank, Shanghai Branch

900 Lujiazui Ring Road, Pudong New Area, Shanghai, PRC

Postal Code: 200120

Industrial & Commercial Bank of China, Shanghai Branch

No.9 Pudong Avenue, Pudong New Area, Shanghai, PRC

Postal Code: 200120

Registrars:

Hong Kong Registrars Limited

17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Shareowner Services

P.O. Box 358516

Pittsburgh, PA 15252-8516

Toll Free Number for Domestic Calls: 1-888-BNY-ADRS

Number for International Calls: 201-680-6825

Email: shareowners@bankofny.com

Website: www.stockbny.com

Documents for Inspection

1.	Financial statements signed and sealed by the Company’s Chairman, Chief Financial Officer and Deputy CFO cum Director of the Finance Department;

2.	Original copies of auditor’s reports signed by the auditors;

3.	Original copies of all documents and announcements of the Company which were disclosed in newspapers designated by CSRC during the Reporting Period; and

4.	The written confirmation issued by the Directors, Supervisors and Senior Management.

Chairman: Wang Zhiqing

Sinopec Shanghai Petrochemical Company Limited

27 March 2014

This annual report is published in both Chinese and English. Should any conflict regarding meaning arises, the Chinese version shall prevail (unless otherwise provided).